Form 20-F
WESTERN SILVER CORP
filed 2003-04-01
CIK 896066

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

__________________

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002.

[  ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM _____ TO _______

   Commission File Number 0-13933

Western Silver Corporation

(Exact name of Registrant as specified in its charter)

A Corporation Formed Under The Laws Of British Columbia

(Jurisdiction of Incorporation or Organization)

Suite 1550, 1185 West Georgia Street

Vancouver, British Columbia, Canada V6E 4E6

(Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act

N/A	N/A
Title of each class	Name of each exchange on which registered

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (as of March 31, 2003).  33,462,965

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ] Yes  [   ] No

  Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [X] Item 18  [ ]

20F 2002

- # -

TABLE OF CONTENTS

Page

Forward-Looking Statements

Glossary of Mining Terms

Item 1.  Identity of Directors, Senior Management and Advisers

Item 2.  Offer Statistics and Expected Timetable

Item 3.  Key Information

Item 4.  Information on the Company

Item 5.  Operating and Financial Review and Prospects

General

Results of Operations

Item 6.  Directors, Senior Management and Employees

Item 7.  Major Shareholders and Related Party Transactions

Item 8.  Financial Statements

Item 9.  The Offering and Listing

Item 10.  Additional Information

United States Tax Consequences

Passive Foreign Investment Companies

Other Consequences

U.S. Holders

Distribution of Common Shares

Foreign Tax Credit

Disposition of Common Shares

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Item 12.  Description of Securities Other than Equity Securities

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.  [Reserved]

Item 16.  [Reserved]

Item 17.  Financial Statements

Item 18.  Financial Statements

Item 19.  Exhibits

Introduction And Use of Certain Terms

Western Silver Corporation is a corporation incorporated under the laws of the province of British Columbia, Canada.  As used herein, except as the context otherwise requires, the term  “ Western Silver” or the “Company” refers to Western Silver Corporation and its consolidated subsidiaries.  The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.  Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

Western Silver files reports and other information with the Securities and Exchange Commission (the “SEC”) located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain copies of Western Silver’s filings on EDGAR with the SEC by accessing their website located at www.sec.gov/edgar.shtml.  You may access Western Silver’s reports filed with Canadian securities administrators via SEDAR by accessing their website at www.sedar.com.

The registered and records offices of the Company are located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and its head office and principal place of business is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding events and financial trends which may affect the Company’s future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements.  These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are principally in Mexico, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

Glossary of Mining Terms

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro thermal solutions.
Anomalous	inconsistent with or deviating from what is usual, normal or expected.
Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values.
Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Carried interest	an interest which does not require funding.
Chalcopyrite	the most important ore of copper, CuFeS2.

Felsic	light-colored igneous rock poor in iron and magnesium content, abundant in feldspars and quartz.
Geology	a science that deals with the history of the earth as recorded in rocks.
Geophysical survey

an exploration method that measures magnetic, electrical or other physical characteristics of the earth, the results of which can be interpreted and used to predict the possibility of economic mineral concentrations beneath the surface of the earth.

Grade

the concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals.  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Intrusive/intrusion	an igneous rock that was once molten and has “intruded” into pre-existing rocks in that state, after which it cools.
Mineralization	minerals of value occurring in rocks.
Ore	a naturally occuring material from which one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
Sedimentary exhalative (or SedEx) type deposit	a type of deposit consisting of layers of massive sulphide (a rock composed of at least 60% sulphide minerals) interbedded with layers of sedimentary rock.
Skarn	a certain type of altered rock which sometimes contains commercially-recoverable amounts of metals.
Sulphide	a compound containing sulphur and some other metal.
Teck or Teck Cominco	Teck Cominco Limited, a mining company with its head office in Vancouver, Canada. Teck Cominco is a significant shareholder of Western Silver.
VMS	Volcanogenic Massive Sulphide – a deposit of massive sulfide mineralization of volcanic origin commonly containing pyrite and variable amounts of gold, silver, copper, lead and zinc mineraliztion.

Part I

Item 1.  Identity of Directors, Senior Management and Advisers

The following table sets forth as of September 2002, the names, business addresses and functions of Western’s directors and senior management.

Name	Business Address	Position
Dale Corman, P.Eng.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Chairman of the Board and Chief Executive Officer of the Company
Thomas C. Patton, Ph.D.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	President and Chief Operating Officer of the Company
Lawrence Page, Q.C.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Director & Secretary
Michael Halvorson	7928 Rowland Road Edmonton, Alberta, Canada T6A 3W1	Director & Member of Audit Committee
Robert A. Quartermain	1180-999 W. Hastings Street Vancouver, British Columbia, Canada V6C 2W2	Director& Member of Audit Committee
Klaus Zeitler, Ph. D.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Director & Member of Audit Committee
Lee Bilheimer, P. Eng.	5270 Meadfeild Road, West Vancouver, British Columbia, Canada V6E 4E6	Director
Fred Daley(1)	600-200 Burrard Street Vancouver, British Columbia, Canada V6C 3L9	Director
Robert Gayton, FCA	5145 Ashfeild Road West Vancouver, British Columbia, Canada V7W 2X4	Vice-president, Finance

(1)

Mr. Daley did not stand for re-election at the Company’s annual general meeting held March 20, 2003.

Western’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants.  Their address is 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7.  PricewaterhouseCoopers has been Western’s auditors since 1995.

Western’s transfer agent and registrar for the common shares is the Computershare Trust Company of Canada in Vancouver, British Columbia, Canada, and Computershare Investor Services of Denver, Colorado, U.S.A.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

A.

Selected Financial Data

The following selected financial information for the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998 is derived from the financial statements of Western Silver and is reported in Canadian dollars.   Western Silver’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  There are significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, stock-based  compensation and available-for-sale securities.

The following tables summarize financial data for the Company for the last five completed financial years ended September 30th:

	2002	2001	2000	1999	1998
	$	$	$	$	$
Operations under Canadian GAAP
Exploration expenses	10,749	83,773	118,643	28,742	111,084
(Recovery) Write-off of mineral properties	(258,577)	8,075,116	44,234	661,011	290,398
Administration expenses	784,811	725,854	791,345	806,389	1,021,277
Other (income) expenses	(26,623)	16,603	208,717	(2,186)	(62,295)

Loss for the year	510,360	8,901,346	1,162,939	1,493,956	1,360,464

Loss per common share	0.02	0.39	0.07	0.10	0.10

Weighted average number of common shares outstanding	27,086,487	23,066,194	17,825,284	15,324,989	13,003,081
Operations under U.S. GAAP
Loss under Canadian GAAP	510,360	8,901,346	1,162,939	1,493,956	1,360,464
Adjustments from Canadian GAAP to US GAAP:
Exploration expenditures for the year	2,993,378	2,894,079	1,625,473	3,607,262	17,555,018
Exploration costs written-off during the year that would have been expensed in the year incurred	(448,000)	(172,560)	(44,234)	(949,903)	(290,398)
Accretion of convertible loan	-	-	474,287	200,512	-

Loss for the year – under US GAAP	3,055,738	11,622,865	3,218,465	4,351,827	18,625,084

Loss per common share – under US GAAP	0.11	0.50	0.18	0.28	1.43

	2002	2001	2000	1999	1998
	$	$	$	$	$
Consolidated balance sheet under Canadian GAAP

Total Assets	38,774,466	30,349,230	35,503,873	36,054,096	31,153,548
Mineral Properties	33,985,709	30,012,071	35,166,440	33,584,245	30,833,609
Shareholders’ Equity	35,750,121	27,918,663	34,879,053	34,268,673	28,378,342

Consolidated balance sheet under U.S. GAAP

Mineral properties – under Canadian GAAP	33,985,709	30,012,071	35,166,440	33,584,245	30,833,609
Cumulative exploration expenditures written off under U.S. GAAP	(28,557,449)	(26,012,071)	(23,290,552)	(21,709,313)	(19,051,954)
Mineral properties – under U.S. GAAP	5,428,260	4,000,000	11,875,888	11,874,932	11,781,655

The following table sets forth information as to the period end, average, the high and the low exchange rate (on a monthly basis) of Canadian Dollars for one U.S. Dollar for the periods indicated based on the noon buying rate from Bank of New York for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended: September 30	Average	Period End	High	Low
1998	1.5213	1.5216	1.5270	1.5154
1999	1.4768	1.4768	1.4798	1.4735
2000	1.4862	1.4852	1.4882	1.4824
2001	1.5677	1.5675	1.5703	1.5632
2002	1.5734	1.5863	1.5997	1.5318

The following table sets forth the average exchange rate for the past six months.  As of March 31, 2003, the exchange rate was 1.4693.

Month	Average
March 2003	1.4764
February 2003	1.5122
January 2003	1.5415
December 2002	1.5592
November 2002	1.5715
October 2002	1.5780

B.

Capitalization and indebtedness.

The Company’s capitalization for the five years ended September 30, 2002 is as follows:

	2002	2001	2000	1999	1998
	$	$	$	$	$
Capitalization

Shareholders’ equity – under Canadian GAAP	35,750,121	27,918,663	34,879,053	34,268,673	28,378,342
Measurement differences:
Deficit – under Canadian GAAP	15,710,456	15,200,096	6,298,750	4,661,524	2,967,056
Deficit – under U.S. GAAP	(44,381,883)	(41,132,146)	(29,656,097)	(26,370,837)	(22,019,010)
Convertible loan shown as equity under Canadian GAAP	-	-	-	(4,895,927)	(2,702,369)
Shareholders’ equity – under U.S. GAAP	7,078,694	1,986,613	11,521,706	7,663,433	6,624,019

Indebtedness

Convertible loan shown as debt under U.S. GAAP	-	-	-	4,895,927	2,702,369

C.

Reasons for the offer and use of proceeds.

Not Applicable.

D.

Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

1.

The Company Has Incurred Losses.  Since its merger with Thermal Exploration Company in 1995, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.

2.

The Company Is In The Exploration Stage And Has No Proven Reserves as defined under United States Securities Exchange Commission regulations. The Company is in the exploration stage.  None of the properties in which it has interests are in commercial production.  In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense.  The Company may thus expend significant amounts of financing and effort on any or all of its properties without reaching a stage of commercial production.

3.

The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties.  Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs.  Further exploration or commercial development, if warranted, would require additional financing.  There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

4.

The Company’s Interests in Its Joint Ventures May Be Subject to Dilution.  Under the terms of their joint venture agreements, the Company may earn a specified percentage in the joint venture provided that the Company spends a required amount on project expenditures for the joint venture.  In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution.

5.

The Company’s Interest In The El Salvador and Ramos Projects May Be Diluted Pursuant to the agreements with Teck.  The Company’s interest in the El Salvador and Ramos projects, including the San Nicolas deposit, may be diluted unless the Company matches past and future expenditures made by Teck.   See “El Salvador Project and San Nicolas Deposit” on page 17 and  “Faja de Plata Properties – Villa de Ramos” on page 21.

6.

The Mining Industry Is Highly Speculative.  The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty, because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money.  There is a high level of risk involved.

7.

It May Be Difficult to Enforce Civil Liabilities Against the Company.  Because all of the assets of the Company and its subsidiaries, as well as the Company’s jurisdiction of incorporation and the residences of many of its officers and directors, are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

8.

Penny Stock Rules May Make It More Difficult to Trade the Company’s Common Shares.  The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

9.

Western Silver is a Passive Foreign Investment Company for United State Federal Income Tax Purpose.  Western Silver believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of Western Silver’s common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ common shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on Western Silver.  See Item 10.E. “Taxation - United States Tax Consequences - Passive Foreign Investment Companies.”

10.

Risks Related to Doing Business in Mexico.  Various matters, which are specific to doing business in Mexico, may create additional risks or increase the degree of such risks associated with the Registrant’s activities.  These risks are discussed below.

a.

The Company Must Seek Governmental Approval to Develop Mines.  The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Mexican governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations.  Currently, the joint venture formed to explore and, if warranted, develop the San Nicolas project has obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property.  Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the joint venture’s operation.

b.

Environmental Regulations May Adversely Affect the Company’s Projects.  The Company’s operations are subject to environmental regulations promulgated by various Mexican government agencies from time to time.  Violation of existing or future Mexican environmental rules may result in various fines and penalties.  As Mexico’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operating costs in Mexico

It is industry practice for North American mining companies like Teck to apply the more stringent standards of their home countries to foreign operations regardless of local practices.  Should Teck choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards.  It is common practice for the estimated costs of reclamation and remediation of mine sites to be included in the capital cost of a project.  A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable.  See the “Environmental Considerations” section under the individual property description in Item 4.D. for more details.

c.

Politics of Mexico May Adversely Affect the Company’s Investments.  The Company’s investments may be adversely affected by political, economic and social uncertainties in Mexico.  Changes in leadership, social or political disruption or unforeseen circumstances affecting Mexico’s political, economic and social structure could adversely affect the Company’s joint venture interest or restrict its operations.

Item 4.  Information on the Company

Introduction

Western  Silver Corporation (“Western Silver” or the “Company”) was incorporated as Western Copper Holdings Limited under the laws of the Province of British Columbia on July 11, 1984 by registration of its memorandum and articles pursuant to the Company Act (British Columbia).  Western Silver changed its name to its current name by registration of an amendment to its Memorandum on March 20, 2003.

The registered and records offices of the Company are located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and its head office and principal place of business is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

Western Silver has nine subsidiaries that are organized as set out below.  Each of the subsidiaries incorporated in Mexico are held as to 99.99% by the entity indicated below and 0.01% by a Mexican individual in accordance with Mexican corporate law.  Minera Western Copper, S.A. de C.V. is a corporation formed under the laws of Mexico on December 4, 1995. Minera Penasquito S.A. de C.V., Minera Faja de Plata, S.A. de C.V. and WCI Jeronimo Mexico, S.A. de C.V. are corporations formed under the laws of Mexico on February 21, 1999.  Western Copper Holdings Inc. is a corporation formed under the laws of the State of Nevada, United States of America, on May 7, 1996, and which is wholly owned by Western Silver.  Carmacks Copper is a corporation formed under the laws of British Columbia on September 19, 1996, by registration of a memorandum and articles, and which is wholly-owned by Western Silver. Western Copper International Ltd., WCI (Penasquito) Limited, WCI (Nicolas) Limited and WCI (Geronimo) Limited were incorporated under the laws of the British Virgin Islands on April 18, 1998.

Western Silver Corporation [B.C.]

Western Copper International Ltd. [BVI]

WCI (Penasquito) Limited [BVI]	WCI (Nicolas) Limited [BVI]	WCI (Geronimo) Limited [BVI]	WCI (Faja de Plata) Limited [BVI]	Carmacks Copper Ltd. [B.C.]

Minera Peñasquito S.A. de C.V.[Mex]	Minera Western Copper, S.A. de C.V. [Mex]	WCI Jeronimo Mexico, S.A. de C.V. [Mex]	Minera Faja de Plata, S.A. de C.V. [Mex]	Carmacks Project [Yukon]
35%

Peñasquito Project	Minera Tama, S.A. de C.V.	San Jeronimo Project	All Other Projects	Western Copper Holdings Inc. [Nevada]
60%
Minas de San Nicolas, S.A. de C.V.
100%
El Salvador Joint Venture

All of the above companies are sometimes referred to together herein as the “Company” or “Western Silver”.

Business and Properties of the Company - Overview

Western Silver is a natural resource company actively engaged in the acquisition, and exploration of mineral resource properties.

Carmacks

The Company acquired the rights to the Carmacks Property in August, 1989 and was active in exploration and development of the Carmacks Property from that time until 1998 when copper prices made further development uneconomic.  Since that time, the project has essentially been operated on a “care and maintenance” basis.  A commercial ore body has been identified on the Carmacks Property, and the Company has continued to work with the environmental authorities to obtain the required development permits.  Basic engineering for the Carmacks Property is complete.  For further information see “Mineral Properties - The Carmacks Property, Yukon Territory” herein.

Up until September 30, 1996, Western Silver owned 50% of the Carmacks Property, and Thermal Exploration Company (“Thermal”) owned the remaining 50%.  In 1995, Western Silver and Thermal entered into discussions regarding the possibility of merging the two companies and thereby placing 100% of the Carmacks Property in one company.  Financial advisors suggested this would put control of the development project under one management, and thereby enhance the ability of the project to be financed.  The merger of the two companies was completed on September 30, 1996.  See “The Arrangement” for further details.

El Salvador Project

Western Silver signed a letter of intent with Minera Dolores Angustias Y Anexas, S.A. de C.V. (“Minera Dolores”) on November 4, 1994, whereby the Company was granted an option to acquire the El Salvador Property in the State of Zacatecas, Mexico over a four year period.  The option was granted in return for the Company making a US$250,000 loan to Minera Dolores. The El Salvador Property was acquired in August, 1996, and a joint venture formed with Teck Cominco (then Teck Corp.) wherein Western Silver contributed the El Salvador Property to the joint venture, and Teck Cominco contributed all ground held by Teck Cominco to complete a 15 km by 15 km block, all of which was placed into the joint venture.   See “Mineral Properties - The El Salvador Project and San Nicolas Deposit” herein.

In 1998, a discovery (the San Nicolas discovery) was made on the property held in the Teck/Western Silver joint venture.  After an amendment to the joint venture was made in July 2000, the interests of Teck Cominco and Western Silver in the joint venture were set at 65%/35% respectively, with Teck Cominco holding a 40% carried interest in the project outside the joint venture. This 40% carried interest held by Teck Cominco will be converted, at Teck Cominco’s election, into either a 25% participating interest or a 15% carried interest after a production decision is made.  In addition:

•

Teck Cominco was required to provide all financing to complete a feasibility study on the El Salvador project (completed in 2001);

•

Teck Cominco was required to provide all funding for 2000 exploration on the project; and

•

Upon completion of the feasibility study, Teck Cominco has the option of funding all construction and development costs, in which case Western Silver’s interest in the joint venture will be diluted a further 10% to 25%.

Teck Cominco completed a feasibility study in December 2001.

Peñasquito, San Jeronimo and Faja de Plata

On January 30, 1998, Kennecott Canada Explorations Inc. (“Kennecott”) and its Mexican subsidiary, Minera Kennecott S.A. de C.V., and Western Silver and its Mexican subsidiary, Minera Western Copper, S.A. de C.V. (“Minera Western”) signed a letter of intent to enter into a financing  and property rights agreement (“Property Rights Agreement”) and to form an alliance (“Strategic Alliance”) for purposes of exploring  and developing mineral deposits in Mexico.  On March 13, 1998, Kennecott and Western Silver signed an agreement forming the Strategic Alliance.   The main components of the Strategic Alliance were:

1)

Kennecott purchased 250,000 shares of Western Silver, at a price of $10.00 per share, and 250,000 share purchase warrants exercisable for two years at $12.00 per share.  The exercise price of these warrants was subsequently amended to $2.00 (the warrants subsequently expired unexercised);

2)

Western Silver acquired from Kennecott, for a total of 995,740 shares of Western Silver, the Peñasquito Project, a silver, gold, lead, zinc property located in the Concepcion del Oro district in the northeast corner of the State of Zacatecas.  See “Mineral Properties – Peñasquito Project” herein;

3)

Western Silver was to expend a minimum of US$1,000,000 for exploration in each year of a five year term and, after exploration of US$1,000,000 in the first year, obtained title to the Faja de Plata and San Jeronimo properties also covered by the Property Rights Agreement.  See “Mineral Properties – the Faja de Plata Properties, Mexico” and “Mineral Properties – the San Jeronimo Property, Mexico” herein for further information; and

4)

Kennecott retained “back in” rights to acquire a 51% interest on any of the properties under the Strategic Alliance, and a net smelter return on any production on the Faja de Plata, Peñasquito or San Jeronimo properties.

The Property Rights Agreement and Strategic Alliance were terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for the right to re-purchase the net smelter return on a portion of the Faja de Plata property and terminate the back-in right on all properties.

At the same time, the Company and Teck Cominco agreed to form a new joint venture (the “Ramos J. V.”) with the Company contributing one of the Faja de Plata properties called the “Villa de Ramos” property, located North of El Salvador, to the Ramos J. V., and Teck Cominco contributing ground to the east, west and south.  Expenditures on the Ramos J. V. will be split by the Company and Teck Cominco 45% /55% respectively.

Agreement with Mauricio Hochschild & Cia Ltda.

Pursuant to formal agreements dated August 24, 2000, Western Silver granted Mauricio Hochschild & Cia Ltda. (“Hochschild”), the right to earn a 68% interest in the Peñasquito and San Jeronimo properties.  In order to earn the interest, Hochschild was to expend US$1.75 million over three years in exploration and development on each of the properties.

On March 29, 2001, Hochschild notified the Company that it was terminating the agreement with respect to the Peñasquito and San Jeronimo properties effective June 28, 2001.

The Arrangement

In May 1996, Western Silver and Thermal Exploration Company (“Thermal”), a California company, together with two British Columbia companies, No. 385 Sailview Ventures Ltd. (“Sailview”) (a subsidiary of Western Silver) and Pacific Cascade Resources Corp. (“Pacific”) (a subsidiary of Thermal), entered into a Plan of Reorganization and Arrangement (the “Arrangement”).

At the time of entering into the Arrangement the principal asset of Thermal was its 50% interest in the Carmacks Property, Yukon  (the “Thermal Carmacks Interest”).  The stated purpose of the Arrangement was to bring the control of the Carmacks Property under one management and to facilitate project financing.

Pursuant to the Arrangement: (1) Thermal transferred all its assets, except the Thermal Carmacks Interest, to Pacific in exchange for shares of Pacific; (2) Thermal transferred the Pacific shares to the common and preferred shareholders of Thermal (except the Company) on the basis of 1/5th share of Pacific for each 1/100th of each Thermal share; (3) Thermal and Sailview amalgamated to form Carmacks Copper Ltd.; (4) holders of Thermal shares (other than the Company) received one share of the Company for each five shares of Thermal held in return for transferring Thermal's 50% interest in the Carmacks Property to Carmacks Copper; and (5) all outstanding shares of Thermal were cancelled without repayment of capital.  Outstanding warrants and incentive options for the acquisition of shares of Thermal, were replaced by commensurate rights in the Company.

The Arrangement was approved by the shareholders of Thermal and the British Columbia Supreme Court, and requisite filings with regulators completed.  The effective date of the Arrangement was September 30, 1996.

Mineral Properties

A.

Peñasquito Project

Western Silver formed the Strategic Alliance on March 13, 1998 with Kennecott for the purpose of exploring and developing mineral deposits in the State of Zacatecas, Mexico.  Under the Strategic Alliance, Western Silver acquired the right to earn a 100% interest in the Peñasquito, San Jeronimo and Faja de Plata properties, subject in each case to a back-in right and net smelter return held by Kennecott. Under the Strategic Alliance, Western Silver acquired the Peñasquito Project from Kennecott for 995,740 shares of Western Silver common stock.

The Strategic Alliance was terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for, among other things, the termination of the back-in right on the Peñasquito property.  Kennecott maintains a 2% net smelter return on the property.  In addition, approximately 100 hectares of the Peñasquito property centered in an area known as the “outcrop breccia” is subject to a net smelter return of 3% to Minera Catasillas, S.A. de C.V. pursuant to the underlying acquisition agreements made by Kennecott.

The Company must make a property payment of US$654,000 on July 3, 2003 to maintain one of the principal claims in the Peñasquito property.  Total lease and property payments on the Peñasquito property for fiscal 2003 (from October 1, 2002 to September 30, 2003) are US$672,500, including the payment mentioned above.

Pursuant to formal agreements dated August 24, 2000, Western Silver granted Hochschild the right to earn a 68% interest in the Peñasquito project.  In order to earn the interest, Hochschild was to expend US$1.75 million over three years in exploration and development on the Peñasquito project. As a term of the agreement, the Company and Hochschild made a US$550,000 (plus 15% IVA) land payment that was due on the Peñasquito property, of which Hochschild paid US$500,000.

On March 29, 2001, Hochschild advised the Company that it would terminate the agreement effective June 28, 2001.  On that date, 100% of the property reverted to the Company. Hochschild spent over US$1,000,000 at Penasquito in exploration and land holding costs. Most of their work focused on drilling in the Chile Colorado area, where eleven core holes were successful in demonstrating continuity of silver, lead and zinc mineralization over an area of at least 250 meters north-south, 400 meters east-west and 300 meters depth.

In September 2001 Western engaged SNC Lavalin Engineers and Constructors to provide technical assistance in assessing the economic potential of the Chile Colorado zone within the Peñasquito silver deposit. SNC Lavalin, in conjunction with Western designed a site specific drill program to categorize reserves in the Chile Colorado zone that will meet CSA reporting standards. The results of this drilling program were utilized by SNC Lavalin in their preliminary resource estimate, provided to the Company in March, 2003.

The following is the executive summary of the report by SNC Lavalin, the full text of which is available on the Company’s website at www.westernsilvercorp.com and with the Company’s filings on SEDAR and EDGAR.

Minera Penasquito, S.A. de C.V. (“Minera Penasquito”), a wholly owned subsidiary of Western Silver, awarded a contract for the completion of a Mineral Resource Estimate and Scoping Study on the Peñasquito Project to SNC-Lavalin Engineers & Constructors Inc. (“SNC-Lavalin”) on July 9, 2001.

This summary outlines the facts on which SNC-Lavalin’s opinions are based, and highlights of those opinions.  The sources of information provided to SNC-Lavalin by others, including historical and background information, as set out below, as well as other qualifications and other information relevant to SNC-Lavalin’s opinion, are contained in the main body of the report.

This report summarizes mineral resource estimates completed by SNC-Lavalin for the Peñasquito deposit based on all data available before February 28, 2003.  It also identifies the necessary work to be completed in order to proceed to the next stage, a Scoping Study, and to conform to the National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators (CSA).  The mineral resource estimate is classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines, as required by National Instrument 43-101.

Western Copper’s Peñasquito deposit is located in the Concepción del Oro district, Zacatecas State, Mexico at approximately 24° 45¢ N latitude/101°30¢W longitude.

The Peñasquito deposit was discovered as early as the late 1800’s.  The property remained unexplored until Kennecott Exploration Ltd. (“Kennecott”) started examining the property in 1992.  Between 1994 and 1997 Kennecott completed several geophysical and geochemical surveys, a 250 hole rapid air drilling program, and both reverse circulation and diamond drillholes.

In 1998 Western Silver acquired a 100% interest in the property from Kennecott and completed a diamond drilling program and some geophysical work in the same year.  In 2000 Western Silver optioned the property to Minera Hochschild S.A. (“Hochschild”), a company that completed 4,601 meters of drilling.  Hochschild returned the property to Western Silver after completing the analysis of the drill results.  Western Silver, through their Mexican subsidiary Minera Penasquito completed a total of 22,829.8 meters of drilling during 1998 and 2002.

According to Western Silver, mineral resources for the Peñasquito deposit have not been estimated prior to SNC-Lavalin involvement nor publicly disclosed.

Mining concessions held by Minera Penasquito in the Peñasquito district cover an area of 37,986 hectares and consist of a total of 13 concessions.  Seven of them have the exploitation rights, the remaining six concessions held exploration rights.

The regional geology comprises a series of thick marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a limestone sequence.  The oldest rocks in the region are the Caopas Formation, a series of complexly folded and metamorphosed marine volcanics and volcanoclastic rocks of felsic to intermediate composition with pelitic sediments.  These rocks are unconformably overlain by the Triassic aged Huizachal Formation, a series of redbed siltstones and sandstones with interbedded red andesites.

Local geology is dominated almost entirely by the rocks of the Mexico Geosyncline.  The Chile Colorado prospect is hosted entirely within the rocks of the Caracol Formation.

Alteration of Chile Colorado includes varying levels of quartz-sericite, quartz-sericite-pyrite and quartz–sericite-pyrite-carbonate alteration.  Alteration appears to be strongly controlled by both structure and lithology.  In general, the intensity of the alteration appears to be related to the porosity of the host rock units as the beds are intersected by fault and fracture zones.  Sandstones generally tend to exhibit a higher degree of alteration than the finer siltstones.

Mineralization of the Ag-Zn-Pb Chile Colorado anomaly occurs as both veining and narrow fracture filling, which have been interpreted to represent stockworks.  Areas where the veining and fracture filling is most intense generally correspond to the areas of highest grade.

Within the Peñasquito area, exploration drilling has identified three distinctive zones of mineralization: the Chile Colorado, Azul Breccia and Outcrop Breccia zones.  Among the three, the Chile Colorado zone is the one that is best understood and explored with a database of quality and quantity to allow mineral resource estimation.

ALS Chemex laboratories in Vancouver, B.C, has analyzed the drill core samples for all main variables, namely silver, gold, lead and zinc.  ALS Chemex analyzed samples for Kennecott, Hochschild and Western Silver drilling campaigns.

A comprehensive quality assurance/quality control (“QA/QC”) program has been in place for most of the drilling completed by Western Silver.  The QA/QC program included the regular submission of standards and blanks, generally comprising one in twenty, equivalent of 5% of all samples submitted to the laboratory.  In addition, randomly selected samples have been submitted to Acme Analytical Laboratories in Vancouver for check assay.

Mr. Wesley Hanson, P.Geo., a former SNC-Lavalin’s Senior Geologist, completed the site visit during the period of May 1 through May 6, 2002.  This visit provided the opportunity to view Minera Penasquito field procedures first hand and also afforded SNC-Lavalin’s geologist the opportunity to examine fresh core, review the core stored in the core library and collect a limited number of samples from Minera Penasquito core library to verify field observations.  SNC-Lavalin also completed a small independent sampling program.

It is SNC-Lavalin’s opinion that the reported methods and procedures used to collect the raw data supporting the mineral resource estimate meet industry standards.

Preliminary metallurgical test work carried out by Kennecott in 1995 - 1997 and by Hochschild in 2001 indicate that mineralization from Peñasquito is amenable to treatment by flotation.  Western Silver also completed preliminary heavy media separation (“HMS”) tests in 2002.  All this work is of a preliminary nature and further metallurgical testwork is required.

Orebody modelling and grade interpolation was performed by SNC-Lavalin using the Datamine software program.  A three-dimensional block model limited by lithological constraints was generated to represent the Chile Colorado zone.  Grades for silver were interpolated into blocks of the model using the multiple indicator kriging method; grades for gold, lead and zinc were interpolated using an ordinary kriging method.  The block model was then successfully verified using different methods of grade interpolation.

SNC-Lavalin estimated mineral resources for the Chile Colorado zone of the Peñasquito deposit as of March 2003.  The estimate was prepared using the cut-off grade of 4.00 US$/t NSR that, in SNC-Lavalin’s opinion, is appropriate for the mineral estimate at this time.  The mineral resources categorized as indicated are estimated to be 118 million tonnes (Mt) at an average grade of 41.9 g/t Ag, 0.36 g/t Au, 0.38% Pb and 0.89% Zn.

In addition, a total of 59 Mt of inferred mineral resources at an average grade of 28.98 g/t Ag, 0.31 g/t Au, 0.24% Pb and 0.69% Zn were also estimated at the same cut-off grade at the Chile Colorado zone.

As required by National Instrument 43-101, SNC-Lavalin notes that the economic potential of the mineral resource estimate has not been investigated nor demonstrated and presently does not constitute a mineral reserve estimate.

B.

El Salvador Project and San Nicolas Deposit, Mexico

The Company’s interest in the El Salvador Project is currently held by Minera Tama, S.A. de C.V. (“Minera Tama”), with Teck Cominco holding 65% of the shares of Minera Tama and Minera Western holding the remaining 35%.  Within the El Salvador project, approximately 1/3 of the property (including the San Nicolas Deposit area) is held 60% by Minera Tama, with a 40% carried interest held outside of the joint venture by Teck Cominco. Once a production decision has been made this 40% interest is convertible, at Teck Cominco’s election, into either a 15% carried interest or a 25% participating interest.  The balance of the El Salvador project is held 100% by Minera Tama.

The El Salvador Project is located approximately 40 miles southeast of the city of Zacatecas in the State of Zacatecas, Mexico.  In October 1994, Western Silver acquired an option to purchase a 100% interest in the El Salvador claim from Minera Dolores, subject to a 2.5 to 3.0% net smelter return.  Western Silver loaned Minera Dolores US$250,000 for working capital and to complete a small vat leach operation on high grade material.  In a letter agreement dated August 20, 1996, between Western Silver, Teck Cominco and Minera Dolores, the US$250,000 loan was forgiven in return for the El Salvador claim being transferred to Teck Cominco, subject to a 2% net smelter return royalty.  At the same time, Teck Cominco and Western Silver signed an agreement whereby they both agreed to participate in the exploration and development of the El Salvador claim and surrounding properties comprising a total of 225 square kilometers, with initial interests of 55% for Teck Cominco, and 45% for Western Silver (the “El Salvador Project”).  In a portion of the El Salvador Project, the joint venture holds only a 60% interest in certain properties, as a 40% carried interest in the El Salvador project is held by Teck Cominco outside the joint venture. Under the original agreement, Teck Cominco had the right to purchase an additional 10% interest in Minera Tama from Minera Western in the future.

Pursuant to an agreement made as of July 12, 2000, the shareholder’s agreement between Teck Cominco and Minera Western for the El Salvador Project was amended by an agreement (the “El Salvador Amending Agreement”) pursuant to which Teck Cominco increased its interest in the joint venture to 65%, and Western Silver reduced its interest to 35%.  In addition, Teck Cominco was required to complete the feasibility study and make exploration expenditures of $1,524,000, both at no cost to the Company.  At the same time, Teck Cominco purchased 4,200,000 shares of the Company for C$6,174,000 ($1.47 per share), the proceeds of which were paid to Teck Cominco as repayment for amounts loaned by Teck Cominco to the Company for the Company’s proportion of exploration expenditures on the El Salvador Project.

Once a decision to proceed with construction is made, Teck Cominco has the option of funding all construction and development costs through to production, in which case Western Silver’s interest in the joint venture will be diluted a further 10%, to a 25% carried interest.

As a result of the above transactions the joint venture property is now held by Minera Tama, with Minera Western holding 35% of the shares of Minera Tama and Teck Cominco holding the remaining 65%.  Teck Cominco continues to hold a 40% carried interest in the San Nicolas deposit separate from the joint venture. After a decision is made to put the deposit into production, the 40% carried interest will, at Teck Cominco’s election, be converted to either a 25% participating interest or a 15% carried interest.  If Teck Cominco elects to convert the 40% carried interest to a 25% participating interest, Western Silver’s interest in San Nicolas would become 26.25% (participating) or 18.75% (carried).  If Teck Cominco elects to convert the 40% carried interest to a 15% carried interest, Western Silver’s interest in San Nicolas would be 29.75% (participating) or 21.25% (carried).

History and Geology

The El Salvador area was the site of sporadic and limited exploration for epithermal vein-hosted gold and silver mineralization between 1982 and 1995.  However, exploration for volcanogenic massive sulphide (VMS) mineralization at the El Salvador Project began in earnest in October 1996 when hole SAL-5 intersected 2.1 meters of high grade VMS grading 3.68 grams/tonne (“g/t”) gold, 213 g/t silver, 2.07% copper, 1.53% lead and 16.57% zinc.  Subsequent drilling in 1996- 1997, totaling 5855 meters in 26 holes, outlined a laterally persistent sulphide zone (the El Salvador zone) 200 meters wide and at least 400 meters long with massive sulphide thickness ranging from 1-13 meters.  Mineralization occurs in cherty sedimentary rocks at the contact between felsic tuffs and overlying andesite flows.

The search area widened following this initial success based on the recognition that the entire region was prospective for VMS style mineralization.  Regional mapping and sampling, supplemented by a helicopter borne geophysical survey (magnetics, electromagnetics, resistivity and radiometrics), identified geologically favorable targets for further exploration. In the summer of 1997, a deep penetrating time domain gradient array induced polarization (I.P.) survey defined a large high chargeability/low resistivity anomaly covering an area of 500 x 500 meters located about one kilometer west of the original discovery at El Salvador.  This anomaly proved to be the surface expression of the totally blind San Nicolas VMS orebody.

A core drilling program to test the large I.P. anomaly began in November 1997.  The discovery of the San Nicolas Main Sulphide Zone was made in hole SAL-25, which intersected 179.7 meters of VMS mineralization beginning at depth of 205.8 meters.  The lower sulphide zone was intersected in hole SAL-24, a 55.2 meter interval of VMS mineralization beginning at a depth of 403.7 meters.

The San Nicolas VMS orebody was subsequently defined by 58 vertical holes totaling 25,627 meters from November 1997 through July 1998.  The drill holes show that the Main Sulphide Zone is a northwesterly elongate massive sulphide lens up to 280 meters thick, more than 900 meters long and from 200 to more than 400 meters wide.  The drilling results may not be indicative of the mineralization on the property and the feasibility of mining any minerals.

In December, 2001, a feasibility study on the San Nicolas deposit was completed.  AMEC Simons Mining & Metals was the primary consultant.

The project proposed under the feasibility study is designed to treat 15,000 tonnes of ore per day, and over its projected twelve-year mine life will produce 2.1 billion pounds of zinc, 1.4 billion pounds of copper, 171,000 ounces of gold and 18 million ounces of silver. Sensitivity analysis demonstrates that the project as currently designed is most sensitive to changes in metal prices.

Because zinc will be the primary metal produced during the first years of operation, it is expected that consideration will be given to a production decision at the time of projected higher zinc prices.  Work is continuing in various areas toward optimizing the economics of the project.

The San Nicolas property is 60 kilometers southeast of the city of Zacatecas on the Mexican plateau, a high desert approximately 2,150 meters above sea level. The topography is essentially flat, the climate arid, and vegetation consists mainly of cacti and low bushes.

The feasibility study is based on conventional open pit mining of a volcanogenic massive sulphide deposit covered by an average 170-meter depth of overburden. The estimated mineral reserves included in the mine plan total 65.2 million tonnes with an average grade of 1.32% copper, 2.04% zinc, 0.53g/t gold and 32.1 g/t silver.

The sulphide body contains an upper high-grade zinc zone and a lower copper-rich zone and is open at depth. A significant tonnage of copper mineralization present below the defined mineral reserves could be accessed from the bottom of the pit after open pit mining is complete, if conditions warrant.

The feasibility study projects that ore will be mined and processed at a rate of 15,000 tonnes per day (5.5 million tonnes per year). Average production is estimated at about 230,000 tonnes per annum of copper concentrates with an average grade of 23.8% copper over the 12 year mine life; and 190,000 tonnes per annum of zinc concentrates with an average grade of 50% zinc over a ten year period. Overall copper and zinc recoveries are estimated to be 76.3% and 71.0%, respectively. Based on metallurgical results to date, gold and silver recoveries are low and will only contribute about 4% to the net smelter return.

The capital cost estimate of US$245.6 million includes a contingency of $26.8 million.  Life of mine operating costs total US$8.53 per tonne milled ($2.18 mining, $5.99 milling and $0.36 G&A).

The major infrastructure required to develop San Nicolas is minimal. A three-kilometer access road is needed to link the project site with an existing paved highway, and a thirty-kilometer power line is required to connect the site to the existing power grid.

The report also identifies a number of massive sulphide targets within a ten-kilometer radius of San Nicolas that will require additional work. Limited drilling at three of these prospects encountered narrow intersections of massive to semi-massive sulphides and stringers, as well as strong hydrothermal alteration.

Teck Cominco has indicated that the 2003 exploration program at El Salvador will test remaining VMS targets in the area around San Nicolas.  A total of eight reverse circulation drill holes totaling 1600 meters are planned for the second quarter of calendar 2003.

The feasibility study is based on certain conditions and assumptions and there is no assurance that actual results will be better or worse.  Further, the results of the Company’s drilling program may not be determinative of results obtained when mining.

Geology

The San Nicolas deposit and the satellite mineralization at El Salvador are the first volcanogenic massive sulphide deposits discovered in the Zacatecas region.  Because much of the prospective area is covered by post-mineral Tertiary volcanic rocks and/or alluvium, exploration for additional deposits will be challenging. However, the tendency for VMS deposits to occur in clusters is well documented and systematic exploration based on sound geologic and geophysical data may result in additional discoveries.

The VMS mineralization at San Nicolas occurs in the generally flat lying Upper Jurassic to Lower Cretaceous Chilitos formation, which includes a variety of volcanic rocks and associated fine-grained sedimentary rocks.  The principal units beginning in the footwall of the deposit and working upward, are described below:

Footwall Rocks.

The lowermost unit intersected by drilling is black graphitic mudstone. Mudstones are overlain by mafic flows, associated sills and dikes and intercalated sediments.  Flow breccias are common, as are cherty sediments with intercalated wackes and tuffs.

Rhyolite flows and breccias form a flow dome complex 200 meters thick, the top of which dips moderately northeast and forms the southwest footwall of the Main Zone massive sulphide. Toward the top of flow dome complex, the breccias are composed mostly of rhyolite hyaloclastite.  Footwall rocks display strong to intense chlorite and silica alteration.  Stringer zone mineralization in the rhyolites commonly follows flow laminations and shows replacement textures.  Overall spatial relations suggest the lower zone massive sulphide may be a feeder for the Main Sulphide Zone.

Massive Sulphide.

The Main Sulphide Zone, a large mass of massive sulphides with dimensions of 900 meters long by up to 280 meters thick by 200 – 400 meters wide, is composed predominantly of fine-grained pyrite.  The upper 2 to 35 meters of the Main Zone contains significant amounts sphalerite and chalcopyrite in addition to pyrite. Although chalcopyrite occurs throughout the Main Zone as wispy laminae, stringers and discordant patches, it is most common in the upper and basal parts of the massive sulphide lens.

Hanging Wall.

The immediate hanging wall of the Main Sulphide Zone consists of black mudstones intercalated with light green mafic flows.  The mudstones contain 1-5% thin pyrite laminae.  A succession of mafic flows and flow breccias overlie the mudstones.  The uppermost unit of the Chilitos formation at San Nicolas contains mafic flows as well as volcanoclastic and siliceous sediments. A wedge of Tertiary volcanic breccia and conglomerate overlies the Chilitos formation with angular unconformity.

C.

Faja de Plata Properties – Villa de Ramos

Western Silver formed the Strategic Alliance on March 13, 1998 with Kennecott for the purpose of exploring and developing mineral deposits in the State of Zacatecas, Mexico.   Under the Strategic Alliance, Western Silver acquired the right to earn a 100% interest in the Peñasquito, San Jeronimo and Faja de Plata properties, subject in each case to a back-in right and net smelter return held by Kennecott.  The Faja de Plata property originally consisted of ten separate properties along a mineral belt extending through south central Zacatecas.  The Villa de Ramos is the only property from the Faja de Plata group continuing to be held by Western Silver – the remainder have been either dropped or transferred by the Company.

The Strategic Alliance was terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for, among other things, the termination of the back-in right on the Faja de Plata property.

Pursuant to an agreement dated May 5, 1999 the Villa de Ramos (261,210 hectares) property was added to the joint venture with Teck Cominco, while Teck Cominco contributed 46,470 hectares.   The large claim block was subsequently reduced to a total of approximately 235,000 hectares.  Minera Tama currently holds a 100% interest in the property block, although the Villa de Ramos concessions will be transferred to a new company incorporated under the laws of Mexico when requested by either Western Silver or Teck Cominco. The shareholdings of the new company will be 45% Minera Western and 55% Teck Cominco. The operations of the property will be funded by Minera Western and Teck Cominco according to their shareholdings, although Teck Cominco will fund the first US$500,000 in exploration in recognition of past expenditures of Minera Western on the Villa de Ramos concessions.   Further exploration will be funded according to the proportional interests of the companies.

In September 2002, Minera Tama advised Western Silver that it wished to further reduce the concessions.  Western Silver has acquired a 100% interest in certain of these concessions, known as the Las Cuatas 5 and 6 concessions. Western Silver intends to perform gravity surveys and drill test targets on these concessions during 2003.

To date, Western Silver and Teck Cominco have expended in excess of $2,500,000 for exploration on the Villa de Ramos concessions. Western Silver has advised Teck Cominco that it wishes to accept dilution rather than pay Teck Cominco Western Silver’s share of recent expenditures, totaling $513,000 plus interest.  If the dilution formula proposed by Western Silver is accepted, Western Silver’s interest in the joint venture would be reduced to approximately 21%.

History and Geology

The ten claim blocks were selected over a three year period by Kennecott based on their massive sulphide, gold and silver potential.  Two of the claim blocks had been sufficiently advanced to warrant immediate diamond drilling.

The Faja de Plata is a northwest trending mineral belt extending through south central Zacatecas.  Early definitions of the Faja de Plata, or silver belt, were based on the northwest alignment in a narrow band of the major dominantly silver mining districts of San Martin, Fresnillo, Zacatecas, and Real de Angeles.  Kennecott geologists defined the Faja de Plata in Zacatecas to be a zone 140 kilometres wide and 350 kilometres long controlled by deep crustal structures, which localized Mesozoic sedimentary basin margins and subsequently numerous tertiary intrusions and related metal-rich hydrothermal systems.

The larger mining districts in Faja de Plata contain deposits historically known for their silver production, but large tonnages of Pb, Zn, Cu and Au have been mined from the Faja de Plata in the latter half of this century.  Many of the smaller districts and prospects remain virtually  unexplored.  Deposit types vary.  Large quartz fissure veins were mined in the Zacatecas District and are now being exploited in the Fresnillo District, but bulk tonnage intrusion related deposits in stockworks, skarns, chimneys and mantos have also been mined in the Faja de Plata and constitute prospective deposit types for present exploration.  Deposits recently discovered at Francisco I, Madero and El Salvador are thought to be sedimentary exhalative or volcanogenic in origin - a deposit type virtually unexplored for in the Faja de Plata.

During 2000, Teck Cominco spent approximately C$500,000 for geologic mapping, ground geophysics and two drill holes totaling 486 meters. The drill holes, at the north end of the property, did not intersect significant mineralization. A gradient array induced polarization survey in the southwest portion of the claim group identified several strong anomalies. Three holes drilled during 2001 to test these targets did not intersect significant mineralization. Teck Cominco dropped a substantial portion of the land position in 2002 and is not expected to undertake any exploration in 2003.

D.

San Jeronimo Property

Western Silver formed the Strategic Alliance on March 13, 1998 with Kennecott for the purpose of forming a “strategic alliance” to explore and develop mineral deposits in the State of Zacatecas, Mexico.   Under the Strategic Alliance, Western Silver acquired the right to earn a 100% interest in the Peñasquito, San Jeronimo and Faja de Plata properties, subject in each case to a back-in right and net smelter return held by Kennecott.

The Strategic Alliance was terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for, among other things, the termination of the back-in right on the San Jeronimo property.  Kennecott maintains a 2% net smelter return on the property.

The Company must make final property payments of US$500,000 in January 2005 and US$500,000 in March 2005 to purchase two of the principal claims in the San Jeronimo property.  Total payments on the San Jeronimo property for fiscal 2003 (from October 1, 2002 to September 30, 2003) are US$62,500 of which US$43,750 has been paid as of March 31, 2003.

In August, 2002, Western and Cordilleras Silver Mines LDC, a wholly-owned subsidiary of Apex Silver Mines Limited ("Apex"), entered into an agreement whereby Apex will undertake exploration on the San Jeronimo property through 2005. Under the agreement, Apex has the option to earn a 70 percent undivided interest in the property by making all option and tax payments on the property through March 2005 (US$1,145,000 in total), and can earn an additional 10 percent by arranging financing to place the property into commercial production. In addition, Apex will pay Western US$10,000 in 2002, US$15,000 on January 1, 2003 and US$20,000 on January 1, 2004. Upon earning its interest, Apex and Western will incorporate a Mexican subsidiary and operate the project as a joint venture. Western will initially be the operator of exploration on the property.

History and Geology

The San Jeronimo prospect is located 20 kilometers south of the city of Zacatecas in the heart of a strongly mineralized zone known as the Faja de Plata. The Chilitos formation, a Jurassic to Cretaceous age complex of weakly metamorphosed submarine volcanic rocks which hosts the San Nicolas deposit, is exposed in an erosional window surrounded by post-mineral Tertiary rhyolites.

Historical information indicates that the mines in the San Jeronimo area were important producers of silver until 1911, when the Mexican Revolution forced curtailment of operations. Silver reportedly occurred in 1-7 meter wide, high-grade veins containing pyargyrite (ruby silver). A number of shafts, up to 200 meters in depth, occur along the 2.4 kilometer surface trace of the vein system, which strikes easterly across the prospect. Prior to the Company’s acquisition of San Jeronimo in 1998, no drilling had occurred on the property.

The Company drilled a total of six holes at San Jeronimo during 1998-1999 which demonstrated significant potential for both high grade vein hosted silver and bulk mineable silver-lead-zinc mineralization; as well as volcanogenic massive sulphide (VMS) mineralization similar to San Nicolas. Drilling highlights are as follows:

•

Hole SJ-2 was drilled close to the Loreto shaft near the western limit of the outcropping vein system to intersect the downward projection of a brown calcite vein. A strongly mineralized quartz vein containing ruby silver was intersected at 168.3 meters, with a 3.3 meter interval averaging 541 g/t silver, 0.7% lead and 1.55% zinc. The hole is significant because it confirms that with increasing depth silver values increase and the brown calcite grades downward into silica.

•

Hole RC-3-99 tested a large zone of pervasive sericite-carbonate alteration along the Loreto vein and intersected a 38.1 meter interval beginning at 73.2 meters which averages 119.7 g/t silver, 0.72% lead and 1.24% zinc. An open-ended silver anomaly with dimensions of at least 200 meters by 150 meters is located 100-150 meters south of the collar of hole RC-3-99.

•

Hole RC-1-99 drilled near the San Jose shaft, intersected Chilitos formation tuffs and greenstones over the entire hole length of 114.3 meters. Massive sulphide mineralization, consisting of fine-grained pyrite, silica and minor chalcopyrite-sphalerite, was discovered at a depth of 45.7 meters.  The entire 3.3 meter interval from 45.7 – 48.7 meters averages 0.56% copper, 0.38% zinc, 5.6 g/t silver and 0.02% lead. The best interval from 45.7 – 47.3 meters contains 0.90% copper, 0.59% zinc and 8.6 g/t silver.  VMS mineralization at San Jeronimo is distinct from and probably older than the extensive silver-lead-zinc mineralization along the Loreto vein system.

In March, 2001, former joint venture partner Hochschild drilled three holes to test a large IP anomaly near the San Jose shaft. Hole HSJ-6, collared approximately 350 meters southwest of the San Jose shaft, intersected a 3.05 meter interval beginning at 236.22 meters that averages 413.5 g/t silver (13.3 ounces per tonne), 0.38% lead and 0.78% zinc. Silver sulfosalts occur in a Fresnillo style quartz vein (true thickness unknown) that does not outcrop. The vein is underlain by a low grade quartz stringer zone (35.05 meters averaging 38.3 g/t silver (1.2 ounces per tonne).   Hole HSJ-1, about 150 meters northeast of HSJ-6, intersected two mineralized zones within a section of interlayered felsic and mafic volcanics of the Chilitos formation. The upper zone is a 1.5 meter interval of massive pyrite with minor chalcopyrite and sphalerite which appears to correlate with a similar interval in hole SJ-1 drilled by Western Silver about 180 meters to the northeast. A lower zone of bedded pyrite with minor sphalerite and galena is interpreted by Hochschild as possible manto-style mineralization related to the high grade silver vein intersected in hole HSJ-6. Hole HSJ-5, collared about 200 meters north of hole HSJ-6, intersected two quartz-calcite veins within the same sequence of mafic and felsic volcanic rocks. These veins do not appear to correlate with the vein in hole HSJ-6.

Three holes were also drilled to test a 200 meter by 800 meter IP anomaly located about 1.5 kilometers northeast of the village of Minillas. Barren zones of massive pyrite occurring in a sequence of mafic and felsic volcanic rocks were responsible for the anomalies.

Hochschild completed an eight hole Phase II drill program before returning the property to the Company. Hochschild’s drilling was based on the theory that high-grade silver mineralization was localized by north-south trending dilatant zones at approximate right angles to the east-west trending Loreto vein system. Their drilling showed that this is not the case, and in no way detracts from the potential for high-grade silver veins and VMS mineralization identified in previous drilling. Three holes drilled to date have intersected high-grade silver mineralization (see Table) and will be the focus of additional work by Western Silver in 2003, subject to re-negotiation of two leases.

	Interval				Ag	Pb	Zn	Cu
HOLE	From	To	(m)	(ft)	g/t	%	%	%
HSJ-6	236.22	239.27	3.05	10.0	413	0.38	0.78	0.01
	239.3	274.3	35.0	114.8	38	0.07	0.15	--
RC 3-99	73.2	111.3	38.1	125	119.7	0.72	1.24	--
Includes	91.5	94.5	3.0	10	487.5	1.67	2.87	--
Includes	105.2	111.3	6.1	20	190.7	1.51	1.52	--

SJ-1	166.7	169.8	3.1	10.1	541	0.70	1.55	--
Includes	168.3	169.2	0.9	3.0	1600	2.12	4.52	--

The drilling results may not be indicative of the mineralization on the property and the feasibility of mining any minerals.

E.

El Pirul Project, Mexico

El Pirul, the first project generated by the Company’s reconnaissance program, is located approximately seven kilometers southwest of the city of Zacatecas and 14 kilometers southeast of the Francisco y Madera sedimentary exhalitive (sedex) lead-zinc-silver deposit. It was acquired by staking open ground in July 2000.

The 1,484 hectare property is located on a regional gravity high in a package of schistose metasediments of the Pimienta Group that hosts the nearby Francisco y Madera deposit recently put into production by Peñoles. Several mine dumps on the El Pirul property contain rocks with narrow intervals of stratiform gold – silver – lead – zinc mineralization. During the first half of 2001 detailed surface and underground geologic mapping, geochemistry and geophysics were be carried out to define drill targets. The best targets will be drilled during 2002, subject to acquisition of key in-holdings and availability of funding.

On April 26, 2002, Western announced a joint venture with Apex Silver Mines Limited (“Apex”).  The agreement consolidates the El Pirul claims held by Western and nearby claims held by Apex (approximately 4,800 hectares). Western will be the project operator of an initial jointly funded one-year US$200,000 exploration program which will be completed in three stages, consisting of data evaluation, geophysics and drilling respectively.

Apex’s property contribution to the joint venture includes concessions in the Veta Grande Area, which consists of claims five to ten kilometers north of the city of Zacatecas covering outcrops with significant copper and zinc mineralization. Fragments of massive sulfide breccia are abundant on mine dumps. No geophysics has been run in this favourable volcanogenic massive sulfide environment.

Western and Apex will each initially contribute $10,000 to the first phase, consisting of data compilation and mapping. The second phase will consist of geophysics at an approximate cost of $80,000, followed by a third phase of drilling. Results of each phase of exploration will be reviewed with approval by both parties required to move to the next stage.  The first phase program has been completed and phase II geophysics will be carried out during the second quarter of calendar 2003.

After completion of the first year exploration program, the parties may elect to proceed to a joint venture phase in which expenditures will be shared equally and standard dilution provisions will apply.  If neither party elects to proceed to the Joint Venture Phase, Western and Apex will retain the properties originally contributed.

F.

The Carmacks Property, Yukon Territory

On August 18, 1989, the Company entered into an agreement with Archer, Cathro & Associates (1981) Limited , securing an option to acquire a 100% interest in the Carmacks Property.  The terms of the option were performed and the interest in the property acquired on a joint venture basis with Thermal.  Each of the Company and Thermal earned and acquired a 50% interest in the Carmacks Property.

Although Western considers this to be a good long-term asset, copper prices remain at a level at which the project is not economic. Accordingly, management has written down the project to an estimated realizable value of $4,000,000. The property is 100% owned by Western and carrying costs are minimal.

The Carmacks Property consists of 232 contiguous and partial unpatented mineral claims at Williams Creek in the Whitehorse Mining district of the Yukon Territory, Canada.  These mineral claims comprise approximately 4,270 hectares (approximately 10,550 acres) 43 kilometres northwest of the community of Carmacks.  The property is accessible by an all-weather road from Whitehorse, Yukon Territory to within 7 miles of the property.  A secondary road to the property is sufficient for seasonal travel by two- and four-wheel drive vehicles.

In September 1993, Kilborn Engineering Ltd. (“Kilborn”) was engaged to complete a feasibility study (the “Study”) on the Carmacks Property of sufficient detail to be used for raising financing and finalizing permits.  The Study estimates that the No. 1 Zone will be mined at a rate of 1.94 million tons per year for approximately 8.5 years.  Based on both the Kilborn Study and subsequent modifications, the Carmacks Property is projected to produce an average of 45 tons of copper per day by way of solvent extraction and electrowinning (SX-EW).  Construction of the Carmacks Project is subject to obtaining permitting and financing.

A diluted open pittable oxide reserve (proven and probable) of 15.55 million tonnes grading 1.01% copper and 0.015 ounces of gold per ton has been outlined to a depth of 600 feet below surface.  The strip ratio will average 4.25:1 waste-ore over the estimated 8.5 years production life of the mine. Metallurgical test work from a comprehensive 3-year program indicates that 80% of the copper can be recovered from the 15.55 million tonnes extracted from the deposit by low cost solvent extraction and electrowinning (SX-EW).  Three additional zones containing copper mineralization similar in nature to that contained within the No. 1 Zone were also identified by trenching and diamond drilling in 1992.  Insufficient drilling and sampling has been conducted to assign a copper grade or tonnage to these zones.

In 1998, preproduction capital costs for the plant and equipment were estimated by Kilborn at $48.6 million (US$35.4 million), with $9.7 million (US$7.1 million) for indirect costs (i.e., engineering and construction management) and Cdn $5.1 million (US$3.7 million) for contingency, for a total of $63.4 million (US$46.3 million).  Working capital requirements are estimated at $4 million (US$2.9 million).  Operating costs over the life of the project are estimated to be between $0.88 and $0.90 per pound of copper (US$0.64 and US$0.66).  The operating cost per pound does not include depreciation and amortization of capital costs.  Based on recoverable copper of approximately 252 million pounds over a productive life of 8.5 years, the capital cost per pound is approximately $0.28 per pound.  Any additions to the ore reserves would lower the capital cost per pound.  Discussions with appropriate regulatory agencies are on going regarding bonding for reclamation.  No amount has yet been determined.  It is anticipated that the funds for reclamation will be paid by project financing. No assurance can be given that the Carmacks Project can be developed and operated at budgeted amounts.

The Kilborn report states that it is anticipated that from the time a decision is made to proceed with the project it will take 12 months to design, construct and commission the plant. This does not include time required for obtaining permits or additional technical information.

The Carmacks Project is located on unpatented mining claims on public lands under the jurisdiction of the Federal and Territorial governments.  Environmental surveys were completed between 1991 and 1993.  The results of these surveys were submitted for regulatory review in February, 1994.  The environmental impact statement (IEE) and feasibility study were submitted for review in early 1995. The Company continues to work with the Regional Environmental Review Committee (“RERC”), the group given responsibility by the Department of Indian Affairs and Northern Development (“DIAND”) for approving the environmental aspects of a proposed mining project.  Although the Company has been working with the RERC since 1995, the Company has not yet received land-use permits and a water license for the project. Even with these approvals the project is unlikely to proceed as long as copper prices remain at current low levels.

The mineral industry in Canada has historically been the subject of considerable regulation and control by various levels of government.  Generally, metal prices are negotiated directly between purchasers and sellers.  Drilling and production operations are subject to provincial and federal laws and regulations governing environmental quality and pollution control.  Should the Carmacks Property reach production, the Company believes that it will be able to comply with all applicable regulations.

Book-value Expenditures on Properties of Western Silver for 1998, 1999, 2000, 2001 and 2002

The following table sets forth Western’s book-value of its mineral properties as at the years ended September 30, 1998, 1999, 2000, 2001 and 2002.

	September 30th
	1998	1999	2000	2001	2002

The El Salvador Project & San Nicolas Deposit	5,736,406	7,483,667	8,051,227	9,561,485	10,157,692
The Faja de Plata Projects	12,769,411	13,153,782	13,700,337	14,765,562	18,041,290
The San Jeronimo Property	544,360	952,416	1,341,931	1,551,124	1,636,366
The El Pirul Project	-	-	26,186	117,279	129,859
The Carmacks Copper Project	11,781,655	11,874,932	11,875,888	4,000,000	4,000,000	(1)
Almaloya					3,859
Geomex 6	1,777	119,448	170,871		-
Naranjo				16,621	16,643

Total	$30,833,609	$33,584,245	$35,166,440	$30,012,071	33,985,709

1. During the year ended September 30, 2001, the Carmacks Copper Project had been restated to an estimated realizable value of $4,000,000 and exploration expenditures totaling $7,902,556 have been written off.

Item 5.  Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of Western Silver for the years ended September 30, 2002 and 2001, should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.

A.

Operating results.

General

Since acquiring rights to the El Salvador property in 1994, Western has been active in mineral exploration, property evaluation and acquisition in Mexico.  Western Silver plans to build a portfolio of base metals and precious metals properties in Mexico.  Western Silver has conducted exploration work on properties located primarily in the State of Zacatecas, Mexico.

The Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration and, if warranted, development of mineral properties, is based on its ability to raise funds from equity sources. Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the Company's accounts.  When and if production is attained, these costs will be amortized. Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management considers if carrying value should be reduced. Costs relating to properties abandoned are written off when the decision to abandon such properties is made.

Results of Operations

Fiscal 2002

Western’s loss of $510,360 is a reduction of $8,390,986 from the loss in fiscal 2001 of $8,901,346. The decrease is mainly attributable to the following:

i)

mineral property write-offs in fiscal 2001 amounted to $8,075,116 and were comprised mainly of a write-down in the Carmacks property. In fiscal 2002, the Company wrote-down an obligation by $258,577, which had previously represented a charge to the Carmacks property.

ii)

the administrative expenses of $784,811 for fiscal 2002 increased $58,957 over the administrative expenses of $725,854 in fiscal 2001. Within this increase, consulting was up $13,117, reflecting an increased level of activity; filing and transfer fees increased $19,617, arising from the regulatory costs of raising additional equity funds; foreign exchange costs increased $13,620, reflecting a weaker Canadian dollar; and promotion and travel increased $32,960 as a result of a higher level of investor relations and fund-raising activities. These increases were partially offset by a reduction in office and administration by $12,279, arising from an effort to reduce costs.

iii)

the overall loss was reduced by $26,623 by a gain on sale of securities and interest on funds held. These two items improved over last year – a small gain arose on sale of marketable securities whereas in the prior year, a loss was incurred; and interest income increased in the current year due to cash holdings being larger than last year.

2002 United States GAAP Reconciliation

For the year ended September 30, 2002, the Company had a loss of $3,055,738 or $0.11 per share calculated under U.S. GAAP compared to a net loss of $510,360 or $0.02 per share calculated under Canadian GAAP.  The difference in calculation of loss is primarily attributed to:

(1)

for U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties totaling $2,993,378.

(2)

exploration costs written-off during the year that would have been expenses in the year incurred totaling ($448,000) under U.S. GAAP.

Fiscal 2001

The Company incurred a loss of $8,901,346 (or $0.39 per share) during fiscal 2001, an increase of $7,738,407 over the 2000 loss of $1,162,939 (or $0.07 per share). This increase is mainly attributable to the following:

i)

mineral property write-offs in fiscal 2001 increased by $8,030,882 over such write-offs in fiscal 2000. This arose from the write-down of the Carmacks property by $7,902,556, to its estimated realizable value and the write-off of Geomex 6, totaling $172,560. This compares to the write-down of three properties in fiscal 2000 for a total of $44,234.

ii)

total administration expenses for fiscal 2001 are $725,854, a decrease of $65,491 from fiscal 2000 administrative expenses of $791,345. Within this decrease, accounting and legal expenses were down $47,126, mainly due to a decrease in the number of property and joint venture agreements entered into by the Company in fiscal 2001 and promotion and travel expenses were down $30,859 due to a decrease in investor relations activities. Unfortunately, these decreases were partially offset by an increase in foreign exchange losses by $22,592, due to the gradual decline in the value of the Canadian dollar.

iii)

the overall loss increase is also offset by a decrease of $194,926 in loss on sale of marketable securities. The loss in fiscal 2000 of $216,146 arose on the sale of securities received as a result of a financing in fiscal 1999. The loss in fiscal 2001 of $21,220 arose as the Company sold securities prior to participating in a private placement of shares of Quaterra Resources Inc.

2001 United States GAAP Reconciliation

For the year ended September 30, 2001, the Company had a loss of $11,622,865 or $0.50 per share calculated under U.S. GAAP compared to a net loss of $8,901,346 or $0.39 per share calculated under Canadian GAAP.  The difference in calculation of loss is primarily attributed to:

(1)

for U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties totaling $2,894,079.

(2)

exploration costs written-off during the year that would have been expenses in the year incurred totaling ($172,560) under U.S. GAAP.

Exchange Rates

Western Silver maintains its accounting records in functional currency: Canadian dollar. Western Silver translates foreign currency transactions into functional currency in the following manner: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operations and Deficit.

Western pays for its expenses related to its Mexican joint ventures in Canadian dollars, which are then converted into US dollars. Based on prior years’ experience, Western Silver does not believe that foreign currency fluctuations have had a material impact on its financial condition. However, no assurance can be given that material foreign currency fluctuations will not occur in the future. The Company does not engage in foreign currency hedging transactions.

Inflation

Based on prior history for at least the two fiscal years, Western Silver does not believe that inflation will have a material adverse effect on its financial condition. However, no assurance can be given that Western Silver will not experience a substantial increase in inflation.

Liquidity and Capital Resources - 2002

Western’s working capital at September 30, 2002 stands at $1,494,940. This compares favourably to the working capital deficiency at September 30, 2001 of $2,379,815. This improvement arose from the following inflow of equity:

•

Private placements of a total of 5,691,128 units/shares at prices ranging from $0.65 to $3.15 per unit/share for net proceeds of $6,854,747. Units were comprised of one common share and either a full share purchase warrant or one-half a share purchase warrant. Each full warrant is exercisable at prices ranging from $0.65 to $4.00, expiring at various dates in calendar 2004.

•

The exercise of 736,375 warrants for proceeds of $983,571.

•

The exercise of 413,500 stock options for proceeds of $503,500.

Subsequent to September 30, 2002, Western received equity of $2,239,700 from the following sources:

•

Exercise of 778,821 warrants for proceeds $1,158,700

•

Exercise of 573,500 stock options for proceeds of $1,081,000

The working capital balance at September 30, 2002 plus the funds received subsequently are expected to meet the Company’s minimum commitments and property activities for calendar 2003.  Additional funding may be required if the Company decides to expand its property acquisition/exploration/development activities, particularly at its Peñasquito project.

Fiscal 2001

Western’s working capital deficiency at September 30, 2001 is $2,379,815 but plans are in place to fund both this deficiency and the working capital needs of fiscal 2002. Although Western is an exploration company, it does have mineral properties that have both economic and exploration potential.

During the year Western completed private placements of a total of 2,040,667 units/shares for net proceeds of $2,040,956. Units were comprised of one common share and either a full share purchase warrant or one-half a share purchase warrant, each full warrant exercisable at prices ranging from $1.30 to $2.00, expiring at dates ranging from November 4, 2002 to July 12, 2004.

Subsequent to year-end and prior to June 30, 2002, Western completed $3,686,015 in financing through the completion of private placements and the exercise of warrants and stock options.

Major Expenditures – 2002

The Peñasquito project was the main focus of Western’s exploration activities in 2002, representing 81% of its property expenditures.

As a result of a $1.8 million private placement in the second quarter of fiscal 2002, Western was able to continue its exploration program at Peñasquito. A total of 48 core holes (20,450 meters) have been drilled in fiscal 2002 and assays have been received and published. This drilling further confirmed the grade and continuity of the Chile Colorado area and also discovered a new zone of Chile Colorado style mineralization, an oxide zone and deep massive sulfide mineralization. SNC Lavalin has been commissioned to calculate a geologic resource for Chile Colorado.

A San Nicolas feasibility study was delivered to the company in December 2001 by Teck Cominco. The study developed a mine plan for estimated mineable reserves of 65 million tonnes grading 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. The project is currently in maintenance mode and Teck Cominco continues to acquire surface rights covering the areas of the proposed pit and production facility.

During the year, Western joint ventured two of its properties to Apex Silver Mines Limited (“Apex”). First, Western consolidated its El Pirul claims (1,462 hectares) with the Veta Grande (4,800 hectares) claims belonging to Apex. A total of US$200,000 is to be spent in year one on data evaluation, geophysics and drilling. Secondly, Western has optioned its San Jeronimo property to Apex, whereby Apex may earn a 70% interest in San Jeronimo by spending US$1,180,000 on the property through March 2005. Thereafter, Apex may earn an additional 10% by arranging financing to place San Jeronimo into commercial production.

Subsequent to September 30, 2002, Western entered into an option agreement with Anglo American Mexico S.A. de C.V. (“Anglo”) whereby Anglo may earn an 80% interest in approximately 14,500 hectares of ground in the Sierra Almoloya region of Mexico by making option payments totaling US$300,000 and expending US$1,750,000 for exploration and other property related expenditures over a five year period. The property is known as the Almoloya property.

Management has estimated that the Company will have adequate funds from existing working capital, and proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year.  If the company is to advance or develop its mineral properties further, it may be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Issuance of Capital Stock

The particulars of all capital raising transactions since 1998 are detailed as follows:

The following summarizes issuance of capital stock during the year ended September 30, 1998:

•

The Company received $1,440,000 from the private placement of 200,000 units at $7.20 per unit, comprising 200,000 common shares and 100,000 share purchase warrants to purchase one common shares for $9.20 per share, exercisable on or before June 5, 2000.

•

The Company received $2,500,000 from the private placement of 250,000 units at $10.00 per unit, comprising 250,000 common shares and 250,000 share purchase warrants to purchase one common share for $12.00 per share, exercisable on or before March 13, 2000.

The following summarizes issuance of capital stock during the year ended September 30, 1999:

•

The Company received $2,203,481 from the private placement of 1,141,700 units, each unit comprising one common share and one share purchase warrant, each warrant exercisable at $1.93. All of these share purchase warrants were exercised during the year.

•

The Company issued 100,000 shares upon the exercise of special warrants issued in fiscal 1998.

•

the Company issued 315,000 shares upon the exercise of 315,000 warrants at $2.20 per share.

•

the Company issued 250,000 shares in exchange for mineral properties valued at $482,500.

The following summarizes issuance of capital stock during the year ended September 30, 2000:

•

the Company received $300,000 from a private placement of 200,000 units, each unit comprising one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $2.00 on or before January 25, 2002.

•

the Company received $300,000 from a private placement of 199,998 units, each unit comprising one common share and one share purchase warrant entitles the holder to acquire one common share of the Company at a price of $2.00 on or before March 25, 2002.

•

the Company received $200,000 from a private placement of 160,000 units, each unit comprising one common share and one share purchase warrant entitles the holder to acquire one common share of the Company at a price of $2.00 on or before July 8, 2002.

•

the Company received $100,000 from a private placement of 66,667 units, each unit comprising one common share and one share purchase warrant, each warrant entitles the holder to acquire one common share of the Company at a price of $2.00 on or before August 12, 2002.

•

the Company also received $6,174,000 from a private placement of 4,200,000 common shares.

•

the Company also issued 15,000 shares upon the exercise of 15,000 stock options granted in fiscal 1996.

the following summarizes issuance of capital stock during the year ended September 30, 2001:

•

prior to September 30, 2000, the Company received $100,000 from a private placement of 66,667 units, each unit comprising one common share and one share purchase warrant entitling the holder to acquire one common share of the Company at a price of $2.00 on or before November 4, 2002. The common shares and warrants were issued during the year ended September 30, 2001.

•

the Company received $320,000 from a private placement of 256,000 units, each unit comprising one common share and one share purchase warrant entitling the holder to acquire one common share of the Company at a price of $2.00 on or before December 15, 2002.

•

the Company received $275,000 from a private placement of 250,000 units, each unit comprising one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share for $2.00 on or before January 28, 2004.

•

the Company received $162,000 from a private placement of 135,000 units, each unit comprising one common share and one-half share purchase warrant. A commission of 7% of funds raised was payable plus 13,500 share purchase warrants in connection with the issue. Each share purchase warrant entitles the holder to acquire one common share for $2.00 on or before January 29, 2003.

•

the Company received $360,000 from a private placement of 300,000 common shares.

•

the Company received $408,000 from a private placement of 408,000 units, each unit comprising one common share and one share purchase warrant. A commission of 7% was payable in connection with one of the placees. Each share purchase warrant entitles the holder to acquire one common share for $2.00 on or before June 30, 2003.

•

the Company received $500,000 from a private placement of 625,000 units, each unit comprising one common share and one share purchase warrant. A commission of 6% was payable in connection with the issue. Each share purchase warrant entitles the holder to acquire one common share for $1.30 until July 12, 2002; $1.60 until July 12, 2003; and $2.00 until July 12, 2004

The following summarizes issuances of capital stock during the year ended September 30, 2002:

•

the company received $101,500 from a private placement of 145,000 units, each unit comprising one common share and one share purchase warrant. A commission of 7% of the funds raised was paid. Each share purchase warrant entitles the holder to acquire one common share for $1.30 until December 31, 2002; $1.60 until December 31, 2003; and $2.00 until December 31, 2004.

•

the company received $156,000 from a private placement of 200,000 common shares.

•

the company received $1,818,074 from a private placement of approximately 2.79 million units at a price of $0.65 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two. The agent received 162,929 Agent’s B warrants entitling the agent to purchase units at $0.65 for two years. Commissions and issuance costs excluding warrants amounted to $190,570.

•

the company received $299,000 from a private placement of 460,000 units at a price of $0.65 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two.

•

the company received $352,353 from a private placement of 342,090 units at a price of $1.03 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $1.29 in year one and $1.50 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

•

the company received $488,400 from a private placement of 407,000 units at a price of $1.20 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $1.50 in year one and $2.00 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

•

the company received $4,221,000 from a private placement of 1,340,000 units at a price of $3.15 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $4.00. A commission of 7% of funds raised is payable on a portion of the financing and 134,000 agent share purchase warrants. Each agent share purchase warrant entitles the agent to acquire one common share for $3.15 on or before July 17, 2004.

•

the company received $983,571 from the exercise of 736,375 share purchase warrants at exercise prices ranging from $0.80 to $1.50 per share purchase warrant.

•

the company received $503,500 from the exercise of 413,500 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share purchase stock option.

•

The securities represented in these private placements, and arising upon the exercise of the above stock options and warrants, have been issued at September 30, 2002.

Item 6.  Directors, Senior Management and Employees

A.

Directors and senior management

The following table sets forth all current directors and executive officers as of March 31, 2003, with each position and office held by them in Western Silver, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders, expected to be held in March 2004.

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares(1)
Dale Corman Director, Chairman of the Board and Chief Executive Officer USA.	Chairman of the Board and Chief Executive Officer of the Company	October 31, 1995	400,000
Thomas C. Patton Director, President and Chief Operating Officer USA	President and Chief Operating Officer of the Company	January 1, 1998	63,500
Lawrence Page, Q.C. Director and Secretary Canada	Securities Lawyer	January 28, 1997	Nil
Michael Halvorson (2) Director Canada	President of Halcorp Capital Ltd., a corporate financing & investor relations firm.	October 10, 1997	60,400
Robert A. Quartermain(2) Director Canada	President, Silver Standard Resources Inc.	February 28, 1989	60,000
Klaus Zeitler(2) Director Canada	Senior Vice-president, Teck Cominco from March, 1997 to October 2002, previously President and Chief Executive Officer of Inmet Mining Corporation	September 18, 2000	Nil
Lee Bilheimer Director Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Cominco	July 25, 1997	Nil
Robert Gayton Vice-president, Finance Canada	Financial Consultant	January 1, 1996	15,000

NOTES:

(1)

The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)

Denotes member of Audit Committee.

F. Dale Corman, B.Sc., P.Eng.

Chairman & Chief Executive Officer

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York in 1961 and obtained Professional Engineer status in Ontario in 1972.  He has 30 years experience as a senior corporate officer of publicly listed companies and has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing and corporate management.

Thomas C. Patton, B.Sc., M.Sc., Ph.D.

President & Chief Operating Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has since worked with both junior and senior mining companies.  His exploration efforts have concentrated on North America and have resulted in several significant discoveries and reserve expansions of existing operations.  Prior to joining the Manex group, Dr. Patton held senior positions with Rio Tinto Mining and Exploration and Kennecott, where he served as Senior Vice President, Exploration and Business Development.  Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Lawrence Page, B.A., LL.B., Q.C.

Director & Secretary

Mr. Page obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965.  Thereafter he studied labour law and industrial relations in Sydney, Australia as a Commonwealth Scholar, returning to active practice in Vancouver in 1967.  In 1970, he was a founding partner of Worrall Scott and Page where he practiced until 1995.  Mr. Page’s preferred areas of practice are commercial litigation, native law, natural resource law and securities law.  Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Through his experience with natural resource companies and, in particular, precious metals development, Mr. Page has established a unique relationship with financiers, geologists and consultants and has been counsel for and a Director of Corona Corporation (now Homestake) and Prime Resources Corporation which have brought into production and operate Canadian gold mines.

Lee Bilheimer, B.Sc., P.Eng.

Director

Mr. Billheimer has served as a director of Western Silver since its creation, and served as a consultant to the Company in the development of the Carmacks project.  Mr. Billheimer was formerly Vice-president Construction for Teck Cominco and Vice President, Project Development for Cominco Alaska Inc.

Michael H. Halvorson, B.Comm.

Director

Mr. Halvorson holds a Bachelor of Commerce from the University of Alberta, obtained in 1966.  Mr. Halvorson acts as a director of Trillion Resources Ltd., Viceroy Resources Ltd., Gentry Resources Ltd. and OroBelle Resources Corp., and a financial consultant to a number of public companies.

Robert A. Quartermain, B.Sc., M.Sc., P.Geo.

Director

Mr. Quartermain graduated in 1977 from the University of New Brunswick with a B.Sc. in geology and from Queen’s University in 1981 with a M.Sc. in mineral exploration.   Mr. Quartermain became president of Silver Standard Resources Ltd. in 1985, an exploration company whose common shares are listed on the TSX Venture Exchange and which has advanced projects in Argentina, Australia, Chile and the United States.  Mr. Quartermain is also President and a director of Radiant Resources Inc. and a director of Conquistador Mines Ltd.  He is a former Senior Geologist for Teck Cominco and is a Registered Professional Geoscientist in the Province of British Columbia.

Klaus Zeitler, Ph. D.

Director

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.  Dr. Zeitler remains active in mineral exploration financing through a number of ventures in addition to Western Silver.

Robert J. Gayton, B.Comm., Ph.D.

Vice President, Finance

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell.  Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business.  Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years.  Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.  Dr. Gayton serves as Vice-President, Finance and director for several public companies.

B.

Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of Western Silver, as a group during the fiscal year ended September, 2002, for service to Western Silver in all capacities, was $318,835.  Certain information about payments to Western Silver’s executive officers is set out in the following table:

EXECUTIVE COMPENSATION SUMMARY COMPENSATION TABLE

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- Sation ($)
Dale Corman CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	150,176 (4) 146,455 (4) 149,943 (5)	400,000 300,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas Patton President and COO	2002 2001 2000	9,600 9,616 9,608	Nil Nil Nil	96,760 (6) 100,457(6) 113,199(6)	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Ended September 30

(2)

The Company has not issued any stock appreciation rights

(1)

The Company does not have any long-term incentive plan

(2)

Paid by the Company pursuant to the terms of a consulting agreement with Dale Corman

(3)

Paid by the Company pursuant to the terms of a consulting agreement with Dale Corman ($112,500) and pursuant to the terms of a consulting agreement with Corman Enterprises Inc., a company wholly owned by Dale Corman ($37,500)

(4)

Paid by the Company pursuant to the terms of a consulting agreement with T.C. Patton Consulting, a sole proprietorship controlled by Thomas C. Patton

C.

Board practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on March 20, 2003.  Each director will continue to serve as such until the next meeting of the shareholders expected to be held in March 2004.  The officers of the Company are elected by the Board and serve at the Board’s pleasure.  Directors are elected annually at the Annual General Meeting of shareholders, whereas officers appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

The Company has no contract with any of its officers or directors that provide for payments upon termination, except as set out below under “Management Agreements”.

The Company has an Audit committee consisting of Messrs. Halvorson, Zeitler and Quartermain.  The roles and responsibilities of the Audit committee have been specifically defined in the Company’s audit charter and include responsibility for overseeing management reporting on internal control.  The Audit committee has direct communication channels with the external auditors.

D.

Employees

The Company has no full-time employees and one part-time employee.  The Company has engaged consultants and an administrative company, which undertakes day-to-day operations.

E.

Share ownership

There were 1,875,500 options granted during the year ended September 30, 2002.

During the fiscal year ended September 30, 2002, no amounts were set aside or accrued by Western Silver or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of Western, pursuant to any existing plan provided or contributed to by Western Silver or its subsidiaries.

F.

Outstanding Stock Options Held By Directors and Officers

The following table sets forth, as of September 30, 2002, all outstanding options to purchase common shares of Western held by Directors or Officers of Western; there are no options to purchase shares of any other class of security:

Name	# of Options	Exercise Price	Expiry Date
Dale Corman	100,000	$2.00	Apr 16.2003
	100,000	$2.00	Mar 26.2004
	150,000	$2.00	Nov 7.2005
	150,000	$2.00	Feb 1.2003
	200,000	$1.50	Oct 15.2006
	200,000	$1.00	Mar 20.2007
Tom Patton	200,000	$2.00	Dec 31.2002
	100,000	$2.00	Apr 16.2003
	100,000	$2.00	Mar 26.2004
	200,000	$1.00	Mar 20.2007
Lawrence Page, Q.C.	50,000	$2.00	Apr 16. 2003
	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007
	100,000	$3.15	Sept. 17. 2007
Robert Quartermain	50,000	$2.00	Apr 16. 2003
	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007
Michael Halvorson	100,000	$1.50	Nov 10. 2002
	50,000	$2.00	Apr 16. 2003
	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007
Lee Bilheimer	50,000	$2.00	Apr 16. 2003
	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007
Dr. Klaus Zeitler	Nil	N/A	N/A
Robert Gayton	50,000	$2.00	Apr 16.2003
	50,000	$2.00	Mar 26.2004
	25,000	$2.00	Feb 1. 2006
	80,000	$1.00	Mar 20.2007
Hugh Harbinson	20,000	$2.00	April 16. 2003
	20,000	$2.00	Mar. 26. 2004
	30,000	$3.15	Sept. 17. 2007

Item 7.  Major Shareholders and Related Party Transactions

A.

Major shareholders

As of March 31, 2003, Western Silver believes that approximately 6,826,426 of the issued and outstanding common shares were held by 1,911 registered shareholders with addresses in the United States.  Teck Cominco holds 2,600,000 common shares of Western Silver and Prudent Bear Funds, Inc. holds 2,432,800 shares, out of a total of 33,462,965 shares issued and outstanding as of March 31, 2003.

As far as known to Western Silver, and except as disclosed herein, Western Silver is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common Shares	Teck Cominco	2,600,000	7.8%
Common Shares	Prudent Bear Funds, Inc.	2,432,800	7.3%
Common Shares	All officers and directors as a group (eight persons)	598,900	1.8%

B.

Related Party Transactions

Management Agreements

By Consulting Agreement made effective January 1, 1999 Dale Corman was retained by the Company to provide business, geological and mining consulting services to the Company and act as its Chief Executive Officer for a one year term at an annual fee of $150,000.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Consulting Agreement as a change of control), Dale Corman has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.  The Agreement has been extended on the same terms to September 30, 2000, extended again to September 30, 2001, and subsequently continued on a month-to-month basis.  A new agreement was completed effective October 1, 2002 for a period of 24 months on the same terms.

By Employment Agreement made effective January 1, 1999, the Company employed Thomas C. Patton as its President for a one year term at an annual salary of $9,600, payable at a monthly rate of $800 per month.  This agreement was replaced effective January 1, 2000 by an employment agreement for a nine month term at the same salary.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Patton has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Employment Agreement.  The agreement has been extended on the same terms to September 30, 2001 and subsequently continued on a month-to-month basis. A new agreement was completed effective October 1, 2002 for a period of 24 months on the same terms.

By Consulting Agreement made effective January 1, 1999, the Company retained T.C. Patton Consulting, a mining consultant sole proprietorship controlled by Thomas C. Patton, President of the Company since January 1, 1998, to provide business, geological and mining consulting services to the Company, for a one year term commencing January 1, 1999, at an annual fee of $140,400 payable at the rate of $11,700 per month against invoices for services actually performed.  Effective January 1, 2000, this agreement was renewed for a further nine month term for the same compensation and on the same terms.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control),T.C. Patton Consulting has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement. The agreement has been extended on the same terms to September 30, 2000, extended again to September, 2001 and subsequently continued on a month-to-month basis. A new agreement was completed effective October 1, 2002 for a period of 24 months on the same terms.

Item 8.  Financial Statements

A.

Consolidated Statements and Other Financial Information

The following financial statements of Western Silver are incorporated by reference to this Annual Report:

•

Auditors’ Report.

•

Consolidated Balance Sheet at September 30, 2002 and 2001.

•

Consolidated Statement of Operations and Deficit for the years ended September 30, 2002, 2001 and 2000.

•

Consolidated Statement of Cash Flows for the years ended September 30, 2002, 2001 and 2000.

•

Notes to Consolidated Financial Statements

B.

Dividend policy

The Company has neither declared nor paid any dividends to date on its outstanding shares.  The Company intends to retain any future earnings to finance the development of its properties and, accordingly, does not anticipate paying any dividends in the foreseeable future.

Item 9.  The Offering and Listing

Since October 1992 Western Silver’s common shares have been listed on the Toronto Stock Exchange.  Previously, Western Silver’s common shares were dual listed on the TSX Venture Exchange (TSXVE) (formerly the Vancouver Stock Exchange) and Toronto Stock Exchange.  On December 31, 1992, the Company voluntarily de-listed its common shares from the TSXVE.  The Board of Directors of Western Silver deemed a continued listing on a Canadian junior exchange, such as the TSXVE, to be an unnecessary requirement both from a financial and management perspective.

On February 5, 2003 Western Silver’s common shares began trading on the American Stock Exchange under the symbol WTZ.  Western Silver’s common shares also trade on the Frankfurt Stock Exchange and the Berlin Stock Exchange.

The following tables set forth the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003; and (c) each month for the past six months.

High and low price for the five most recent fiscal years.

Years Ended	High	Low
September 30, 1998	10.75	0.90
September 30, 1999	3.70	1.40
September 30, 2000	2.20	1.09
September 30, 2001	1.45	0.70
September 30, 2002	4.28	0.53

High and low prices for each quarterly period for the past five calendar years ended September 30, 1998, 1999, 2000, 2001 and 2002.

Year and Quarter	High	Low
March 31, 1998	10.75	4.35
June 30, 1998	9.10	4.10
September 30, 1998	5.30	1.50
December 31, 1998 DMarch 31, 1999	3.70	1.85
March 31, 1999	2.63	1.60
June 30, 1999	2.20	1.42
September 30, 1999	1.88	1.40
December 31, 1999 DMarch 31, 1999	2.20	1.20
March 31, 2000	1.78	1.27
June 30, 2000	1.67	1.09
September 30, 2000	1.73	1.32
December 31, 2000 DMarch 31, 1999	1.40	0.90
March 31, 2001	1.45	1.11
June 30, 2001	1.20	0.89
September 30, 2001	1.10	0.70
December 31, 2001	0.90	0.53
March 31, 2002	1.43	0.58
June 30, 2002	3.70	2.28
September 30, 2002	4.10	2.35
December 31, 2002	3.52	2.52

High and low prices for each month for the past six months.

Month Ended	High	Low
September 2002	3.45	2.80
October 2002	3.00	2.50
November 2002	3.10	2.63
December 2002	3.52	3.17
January 2003	4.49	3.50
February 2003	4.48	3.36

Item 10.  Additional Information

A.

Share capital

Western Silver has 100,000,000 common shares authorized, without par value, of which 33,462,965 shares were issued and outstanding as of March 31, 2003.

Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1 and Computershare Investor Services of Denver, Colorado.

The following table sets forth a history of the share capital for the Company for the last three years, and through March 31, 2003.

	a)	Number of shares	Amount $
	b)
Balance at September 30, 1999		17,260,713	34,034,270

Pursuant to a private placement at $1.50 per share, less $5,000 issuance costs		200,000	295,000
Pursuant to a private placement at $1.50 per share, less $21,000 issuance costs		199,998	279,000
Pursuant to a private placement at $1.25 per share, less $14,717 issuance costs		160,000	185,283
Pursuant to a private placement at $1.50 per share, less $7,000 issuance costs		66,667	93,000
Pursuant to a private placement at $1.47 per share		4,200,000	6,174,000
Pursuant to exercise of stock options		15,000	17,250

Balance at September 30, 2000		22,102,378	41,077,803

Pursuant to a private placement at $1.50 per share, less $14,000 issuance costs		66,667	86,000
Pursuant to a private placement at $1.25 per share, less $1,674 issuance costs		256,000	318,326
Pursuant to a private placement at $1.10 per share		250,000	275,000
Pursuant to a private placement at $1.20 per share, less $22,956 issuance costs		135,000	139,044
Pursuant to a private placement at $1.20 per share		300,000	360,000
Pursuant to a private placement at $1.00 per share, less $15,414 issuance costs		408,000	392,586
Pursuant to a private placement at $0.80 per share, less $30,000 issuance costs		625,000	470,000

Balance at September 30, 2001		24,143,045	43,118,759

Pursuant to a private placement at $0.70 per share, less $7,007 issuance costs		145,000	94,493
Pursuant to a private placement at $0.78 per share		200,000	156,000
Pursuant to a private placement at $0.65 per share, less $190,570 issuance costs		2,797,038	1,627,504
Pursuant to a private placement at $0.65 per share		460,000	299,000
Pursuant to a private placement at $1.03, less $18,810 issuance costs.		342,090	333,543
Pursuant to a private placement at $1.20, less $22,189 issuance costs.		407,000	466,211
Pursuant to a private placement at $3.15, less $343,004 issuance costs.		1,340,000	3,877,996
Pursuant to the exercise of stock options		413,500	503,500
Pursuant to the exercise of warrants		736,375	983,571

Balance at September 30, 2002		30,984,048	51,460,577

Pursuant to the exercise of stock options		873,500	1,671,000
Pursuant to the exercise of warrants		1,605,417	2,004,135

Balance at March 31, 2003		33,462,965	55,135,712

B.

Memorandum and articles of association

Western Silver Corporation was incorporated as Western Copper Holdings Limited under the Province of British Columbia Company Act by registration of a Memorandum and Articles.  On March 31, 1998, Western Copper adopted a revised Memorandum pursuant to which the authorized capital was increased from 20,000,000 to 100,000,000 common shares. On March 20, 2003, Western Silver adopted a revised Memorandum pursuant to which the name of the company was changed to Western Silver Corporation.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors.  There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares.  In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of Western Silver and shall have authority to exercise all such powers of Western Silver as are not, by the Company Act or by the Memorandum or the Articles, required to be exercised by Western Silver in a general meeting.

Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of Western Silver (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of Western Silver.

The majority of the directors of Western Silver must be persons ordinarily resident in Canada and one director of Western Silver must be ordinarily resident in British Columbia.  There is no age limitation, or minimum share ownership, for Western Silvers directors.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Western Silver on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of Western Silver in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of Western Silver who would have been entitled to vote on it in person or by proxy at a general meeting of Western Silver and that has been consented to in writing by such shareholders of Western Silver holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to Western Silver’s articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of Western Silver who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of Western Silver who would have been entitled to vote in person or by proxy at a general meeting of Western Silver, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of Western Silver.

Shareholder Protection Rights Plan

Introduction

On January 30, 1998, the Board of Directors of the Company adopted a shareholder rights plan (the “Rights Plan”).  At the Company’s annual general meeting held March 31, 1998, shareholders approved the Rights Plan.  The Rights Plan has a term of five years and will expire at the close of business after the first annual general meeting following the fifth anniversary of the Rights Plan, unless the Rights are earlier redeemed.  The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the agreement which gives effect to the Rights Plan (the “Rights Agreement”) is available for review during normal business hours at the registered office of the Company, 1550 - 1185 West Georgia Street, Vancouver, B.C., V6E 4E6.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan.  This summary is qualified in its entirety by the Rights Agreement.

General

To implement the Rights Plan, one Right has been issued by the Company pursuant to the Rights Agreement in respect of each common share outstanding at 4:00 p.m. (Vancouver time) on January 30, 1998 (the “Record Time”).  One Right also will be issued for each additional common share issued after the Record Time.  Each Right will entitle the holder to purchase from the Company one common share at a price of $100 per share, subject to certain anti-dilution adjustments.  The Rights will not be exercisable, however, until the Separation Time (defined below).  If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase for $100 common shares having a market value of $200.

Trading of Rights

The issuance of Rights will not change the manner in which shareholders currently trade their common shares.  Shareholders do not have to return their certificates in order to have the benefit of the Rights.

Until the Separation Time, the Rights will be evidenced by the certificates for outstanding common shares and the Rights will be transferred with, and only with, the common shares.  After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time.  The “Separation Time” generally means the close of business on the eighth trading day after the earlier of:

(a)

the date of the commencement of, or first public announcement of the intent of a person to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire beneficial ownership of 20% or more of the voting shares of the Company; and

(b)

the date of the first public announcement that a person has become an Acquiring Person by acquiring 20% or more of the voting shares of the Company.

Flip-in Event

Under the Rights Agreement, a Flip-in Event will occur when a person becomes an Acquiring Person otherwise than under a Permitted Bid.  Upon the occurrence of a Flip-in Event:

(a)

each Right (other than Rights which are void) will entitle the holder to purchase, by payment of $100, common shares having a market value of $200; and

(b)

any Rights beneficially owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void.

Accordingly, a Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person.

Permitted Bids

Permitted Bids are exempted from the operation of the Rights Plan.  In summary, a “Permitted Bid” is a take-over bid made by way of take-over bid circular and which also complies with the following requirements:

(a)

the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)

the take-over bid must be open for a least 90 days and more than 50% of the outstanding voting shares of the Company (other than shares beneficially owned by the offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken and paid for;

(c)

voting shares may be tendered at any time during such 90 day period and may be withdrawn until taken up and paid for; and

(d)

if more than 50% of the voting shares are so deposited and not withdrawn, a public announcement of such fact must be made and the bid must remain open for a further period of 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Company.  Shareholders of the Company will initially have 90 days to deposit their shares.  If more than 50% of the outstanding common shares of the Company (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and not withdrawn by the end of the such 90-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

Waiver and Redemption

The Board may waive the application of the Rights Plan to any Flip-in Event if it determines that a person became an Acquiring Person by inadvertence, conditional upon such person having, within 10 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an Acquiring Person.  The Board may also, until a Flip-in Event has occurred, waive the application of the Rights Plan to any particular Flip-in Event, but in that event, the Board must waive the application of the Rights Plan to any other Flip-in Event occurring after the initial waiver.  Furthermore, the Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.0001 per Right.

Amendments

The Board may supplement or amend the Rights Agreement to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change in law or to increase or decrease the exercise price.  Any amendments required to maintain the validity of the Rights Plan must, however, be submitted to the shareholders of the Company or, after the Separation Time, to the holders of the Rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the Separation Time, the holders of the Rights.  Supplements or amendments to the Rights Plan will require the prior written consent of The Toronto Stock Exchange, as necessary.

Stock Option Plans

The Company has three active stock option plans.  The 1996 Stock Option Plan was approved at the Company’s annual general meeting in 1996 and amended in 1998.  1,500,000 stock options were available to be granted under the 1996 Stock Option Plan, and 1,500,000 are currently granted. The 1998 Stock Option Plan was approved at the Company’s annual general meeting in 1998. 1,000,000 stock options were available to be granted under the 1998 Stock Option Plan, and 1,000,000 are currently granted. The 2000 Stock Option Plan was approved at the Company’s extraordinary general meeting in 2000. 2,000,000 stock options were available to be granted under the 2000 Stock Option Plan, and 2,000,000 are currently granted.  The 2002 Stock Option Plan was approved at the Company’s annual general meeting in 2002.  1,300,000 stock options were available to be granted under the 2002 Stock Option Plan, and 830,000 are currently granted.

All three active stock option plans have substantially the same terms.  The purpose of the stock option plans is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase common shares of the Company and benefit from any appreciation in the value thereof.  This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The option price shall be calculated by the Board of Directors of the Company at not less than the closing price of the common shares on The Toronto Stock Exchange on the day preceding the date of grant.  An option must be exercised within a period of ten years from the date of granting, although the Board may reduce this time period and generally sets the stock option expiry at five years from the date of the grant.  Within this period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised.  Any amendment to the stock option plans requires the approval of The Toronto Stock Exchange and may require shareholder approval.

Each stock option plan was subject to the approval of The Toronto Stock Exchange and the approval of the Company's shareholders.  Under the policies of The Toronto Stock Exchange, such approval must be given by “disinterested shareholder vote”, being a majority of votes cast at the meeting other than votes attaching to securities beneficially owned by insiders of the Company to whom shares may be issued pursuant to such grants, and associates of such persons, if the grants of stock options to insiders of the Company, together with any other proposed stock options or stock option plans (among other things) involving the issuance or potential issuance of shares of the Company to one or more employees, insiders of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company, could result, at any time, in:

a)

the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the outstanding issue;

b)

the issuance to insiders of the Company, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

c)

the issuance to any one insider of the Company and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue;

or in the case where insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the Company.

C.

Material Contracts

1.

Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper S.A. de C.V. dated March 13, 1998, relating to the Peñasquito and Faja de Plata projects.

2.

Termination of Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper S.A. de C.V. dated May 5, 1999 pursuant to which Kennecott relinquished certain rights relating to the Peñasquito and Faja de Plata projects.

3.

Three Party Agreement between Minera Kennecott S.A. de C.V., Teck Corporation and Western Copper Holdings Limited dated May 4, 1999 pursuant to which Minera Kennecott agreed to hold certain properties in trust for Teck and Western Copper.

4.

Confirmation of Interest Agreement between Teck Corporation, Tenedora Teck Mexico, S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper, S.A. de C.V. (including an Amending Agreement to the Amended and restated Shareholders’ Agreement) relating to the San Nicolas project.

5.

Assignment Agreement between Minera Peñasquito, S.A. de C.V. and Minera Kennecott, S.A. de C.V. including assignment of agreement between Minera Kennecott, S.A. de C.V. and Rafael Gaytan relating to the Beta concession and assignment of agreement between Minera Kennecott, S.A. de C.V. and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project.

6.

Amending Agreement between Minera Peñasquito, S.A. de C.V and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project.

7.

Agreement between WCI Jerónimo, S.A. de C.V. and Flor Dueñas relating to the Virgo, Afrodita, La Reyna and La Reyna F.1 concession within the San Jeronimo project.

8.

Agreement between WCI Jerónimo, S.A. de C.V. and Francisco Gutiérrez relating to the LaSorpresa, El Refugio, San Juan and Don Vincente concession within the San Jeronimo project.

9.

Agreement between WCI Jerónimo, S.A. de C.V. and Mario Alberto Muro Soto relating to the Ana Hilda and Ampl. Ana Hilda concessions within the San Jeronimo project.

10.

Amended and restated Shareholders’ Agreement between Minera Western Copper, S.A. de C.V. and Tenedora Teck Mexico, S.A. de C.V. relating to the San Nicolas project dated May 4, 1999.

11.

Property Agreement for the San Jerónimo Property between Apex Silver Mines Corporation and Western Silver Corporation, dated June 1, 2002.

12.

Property Agreement for the El Pirul Property between Apex Silver Mines Corporation and Western Silver Corporation, dated March 15, 2002

13.

Consulting Agreement between the Company and Dale Corman dated October 1, 2002.

14.

Employment Agreement between the Company and Thomas C. Patton dated October 1, 2002.

15.

Consulting Agreement between the Company and T.C. Patton Consulting dated October 1, 2002.

D.

Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Western Silver on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Western Silver was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Western Silver and the value of the assets of Western Silver, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Western Silver.  An investment in the common shares by a WTO Investor, or by a non-Canadian when Western Silver was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Western Silver and the value of the assets of Western Silver, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million.  A non-Canadian would acquire control of Western Silver for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Western Silver unless it could be established that, on the acquisition, Western Silver was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of Western Silver in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of Western Silver by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Western Silver, through the ownership of the common shares, remained unchanged.

E.

Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of Western by a United States resident, and who holds common shares solely as capital property (a “U.S. Holder”).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is encouraged to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of Western Silver and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder.  Western Silver is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of Western Silver at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder’s country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor.

Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) as described below, the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period.  The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution.  The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.

2.

The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received.  The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year).  A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder.  (In temporary regulations, Treasury provides procedures for both retroactive and protective elections).  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election.  Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Secretary.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the result will be that the PFIC will qualify as a “pedigreed QEF” with respect to the shareholder.  If a QEF is an un-pedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF treatment.  Certain elections are available which enable shareholders to convert an un-pedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center.  As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro rata shares of the PFIC’s ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

Because the Company’s stock is “marketable” under section 1296(e), a U.S. Investor may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock.  A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years.  While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder’s holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules may affect such shareholder’s tax situation.  In particular, a U.S. Holder should determine whether such shareholder should elect to have Western Silver be treated as a Qualified Electing Fund.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of Western Silvers Common Shares.

U.S. Holders

As used herein, a “U.S. Holder,” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Western’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that Western has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal income tax by those who itemize deductions.  (See more detailed discussions at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of Western, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares.  Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on Western Silver’s common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Western if such U.S. Holder owns shares representing at least 10% of the voting power and value of Western Silver.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of Western Silvers common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income, such as “passive income,”  “high withholding tax interest, “financial services income,” “shipping income”, and certain other classifications of income.  The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder’s tax basis in the common shares.  The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder’s holding period.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time.  A holder or prospective holder of Western’s common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of Western.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Western Silver is exposed to market risk, primarily related to foreign exchange.  Western Silver uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in Mexico where Western is conducting exploration activities.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations.  The Company exchanges Canadian dollars to fund its Mexican operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will not occur in the future.

The Company has no long-term debt, therefore, the Company does not believe the interest rate market risk to be material.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.  [Reserved]

Item 16.  [Reserved]

Item 17.  Financial Statements

Incorporated by Reference

Item 18.  Financial Statements

Item 19.  Exhibits

Index of Exhibits

Exhibit

  No.

2.1

Plan of Reorganization and Arrangement Agreement  2)

3.1

Certificate of Incorporation for Western Copper Holdings Limited (1)

6.1

Consulting Agreement between the Company and Dale Corman dated October 1, 2002. (5)

6.2

Employment Agreement between the Company and Thomas C. Patton dated Oct. 1, 2002. (5)

6.3

Consulting Agreement between the Company and T.C. Patton Consulting dated October 1, 2002. (5)

10.1   Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Mienra Western Copper S.A. de C.V. dated March 13, 1998, relating to the Peñasquito and Faja de Plata projects. (4)

10.2    Termination of Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Mienra Western Copper S.A. de C.V. dated May 5, 1999 pursuant to which Kennecott relinquished certain rights relating to the Peñasquito and Faja de Plata projects. (4)

10.3   Three Party Agreement between Minera Kennecott S.A. de C.V., Teck Corporation and Western Copper Holdings Limited dated May 4, 1999 pursuant to which Minera Kennecott agreed to hold certain properties in trust for Teck and Western Silver. (4)

10.4   Confirmation of Interest Agreement between Teck Corporation, Tenedora Teck Mexico, S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper, S.A. de C.V. (including an Amending Agreement to the Amended and restated Shareholders’ Agreement) relating to the San Nicolas project. (4)

10.5   Assignment Agreement between Minera Peñasquito, S.A. de C.V. and Minera Kennecott, S.A. de C.V. including assignment of agreement between Minera Kennecott, S.A. de C.V. and Rafael Gaytan relating to the Beta concession and assignment of agreement between Minera Kennecott, S.A. de C.V. and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project. (4)

10.6  Amending Agreement between Minera Peñasquito, S.A. de C.V and José Guadalupe Duron relating to the Alfa concession within the Peñasquito project. (4)

10.7   Agreement between WCI Jerónimo, S.A. de C.V. and Flor Dueñas relating to the Virgo, Afrodita, La Reyna and La Reyna F.1 concession within the San Jeronimo project. (4)

10.8   Agreement between WCI Jerónimo, S.A. de C.V. and Francisco Gutiérrez relating to the LaSorpresa, El Refugio, San Juan and Don Vincente concession within the San Jeronimo project. (4)

10.9   Agreement between WCI Jerónimo, S.A. de C.V. and Mario Alberto Muro Soto relating to the Ana Hilda and Ampl. Ana Hilda concessions within the San Jeronimo project. (4)

10.10  Amended and restated Shareholders’ Agreement between Minera Western Copper, S.A. de C.V. and Tenedora Teck Mexico, S.A. de C.V. relating to the San Nicolas project dated May 4, 1999. (4)

10.11   Letter Agreement with Minera Dolores Angustias y Axexas, S.A. de C.V. regarding El Salvador Property. (3)

10.12    Interim Credit Facility with Teck Cominco regarding financing expenditures at El Salvador Property. (4)

10.13   Property agreement with Apex Silver Mines Corporation regarding the San Jeronimo property. (5)

10.14   Property agreement with Apex Silver Mines Corporation regarding the El Priul property. (5)

(1)

Incorporated by reference to Western Silver Registration Statement on Form F-4 filed with the Commission on May 9, 1996.

(2)

Incorporated by reference to Western Silver pre-effective amendment no. 1 to Form F-4 filed with the Commission on May 28, 1996.

(3)

Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 1997.

(4)

Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 2001.

(5)

Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and had duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2003

Western Silver Corporation

By:    “Robert J. Gayton”

       Robert J. Gayton

       Vice President, Finance