Form 20-F/A
WESTERN SILVER CORP
filed 2003-07-11
CIK 896066

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F/A

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

Item 17  [X] Item 18  [ ]

Index:

Ex 1

Audited Annual Financial Statements for Fiscal Year September 20, 2002

Ex. 99.1 Chief Executive Officer Certification

Ex. 99.2 Chief Financial Officer Certification

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and had duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 19, 2003

Western Silver Corporation

By:    “Robert J. Gayton”

       Robert J. Gayton

       Vice President, Finance