Form 20-F
period 2003-09-30
WESTERN SILVER CORP
filed 2004-03-01
CIK 896066

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

__________________

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003.

[  ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM _____ TO _______

   Commission File Number 0-13933

Western Silver Corporation

(Exact name of Registrant as specified in its charter)

A Corporation Formed Under The Laws Of British Columbia

(Jurisdiction of Incorporation or Organization)

Suite 1550, 1185 West Georgia Street

Vancouver, British Columbia, Canada V6E 4E6

(Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act

Common Shares	American Stock Exchange
Title of each class	Name of each exchange on which registered

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (as of September 30, 2003) - 35,184,081

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ] Yes  [   ] No

  Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [X] Item 18  [ ]

20F September 30, 2003

20F September 30, 2003

Introduction And Use of Certain Terms

Western Silver Corporation is a corporation incorporated under the laws of the province of British Columbia, Canada.  As used herein, except as the context otherwise requires, the term "Western", "Western Silver" or the "Company" refers to Western Silver Corporation and its consolidated subsidiaries.  The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.  Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

Western Silver files reports and other information electronically with the Securities and Exchange Commission (the "SEC") located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain copies of Western Silver's filings on EDGAR with the SEC by accessing their website located at www.sec.gov.  You may access Western Silver's reports filed with Canadian securities administrators via SEDAR by accessing their website at www.sedar.com.

The Company's head office and principal place of business are located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.  The registered and records offices of the Company are also located at the same address.

Forward-Looking Statements

The following information and discussion in the Annual Report contains forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward looking statements.  These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are principally in Mexico, all of which factors are set forth in more detail in the section entitled "Risk Factors" in Item 3.D.

Glossary of Mining Terms

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.
Anomalous	inconsistent with or deviating from what is usual, normal or expected.
Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values.
Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Carried interest	an interest which does not require funding.

Felsic	light-colored igneous rock poor in iron and magnesium content, abundant in feldspars and quartz.

Geology	a science that deals with the history of the earth as recorded in rocks.
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

Intrusive/intrusion	an igneous rock that was once molten and has "intruded" into pre-existing rocks in that state, after which it cools.
Mineralization	minerals of value occurring in rocks.
Ore	a naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.
Sulphide	a compound containing sulphur and some other metal.
Teck or Teck Cominco	Teck Cominco Limited, a mining company with its head office in Vancouver, Canada. Teck Cominco is a joint venture partner of Western Silver.
VMS	Volcanogenic Massive Sulphide – a deposit of massive sulfide mineralization of volcanic origin commonly containing pyrite and variable amounts of gold, silver, copper, lead and zinc mineraliztion.

Part I

Item 1.  Identity of Directors, Senior Management and Advisers

The following table sets forth as of January 31, 2004, the names, business addresses and functions of Western's directors and senior management.

Name	Business Address	Position
Dale Corman, P.Eng.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Chairman of the Board and Chief Executive Officer of the Company
Thomas C. Patton, Ph.D.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	President and Chief Operating Officer of the Company
Lawrence Page, Q.C.	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Director & Secretary
David Williams, MBA	42 St. Clair Avenue West Suite 1202 Toronto, Ontario, Canada M4V 1K9	Director& Member of Audit Committee
Robert Gayton, Ph.D., FCA	5145 Ashfeild Road West Vancouver, British Columbia, Canada V7W 2X4	Director & Member of Audit Committee
Klaus Zeitler, Ph. D.	Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3	Director & Member of Audit Committee

Lee Bilheimer, P. Eng.	5270 Meadfeild Road, West Vancouver, British Columbia, Canada V6E 4E6	Director
Michael Halvorson (1)	7928 Rowland Road Edmonton, Alberta, Canada T6A 3W1	Director
R. Joseph Litnosky	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Vice-president, Finance and Chief Financial Officer

Gerald Proselandis	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Vice-president, Corporate Development
Jeffrey Giesbrecht	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Vice-president, Legal, and General Counsel
Jonathan Clegg	Suite 1550 – 1185 W. Georgia Street, Vancouver, British Columbia, Canada V6E 4E6	Project Manager

(1)  Mr. Halvorson has declined to stand for re-election at the Company's annual general meeting to be held March 4, 2004.

Western's auditors are PricewaterhouseCoopers LLP, Chartered Accountants.  Their address is 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7.  PricewaterhouseCoopers has been Western's auditors since 1995.

Western's transfer agent and registrar for the common shares is the Computershare Trust Company of Canada in Vancouver, British Columbia, Canada, and Computershare Investor Services of Denver, Colorado, U.S.A.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

A.

Selected Financial Data

The following selected financial information for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999 is derived from the financial statements of Western Silver and is reported in Canadian dollars.   Western Silver's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").  There are significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, stock-based  compensation and available-for-sale securities.   See notes to Western Silver's financial statements.

The following tables summarize financial data for the Company for the last five recent financial years ended September 30th:

	2003	2002	2001	2000	1999
Operations under Canadian GAAP
Exploration expenses	$ 20,005	$ 10,749	$ 83,773	$ 118,643	$ 28,742
(Recovery) Write-off of mineral properties	$ 329,503	$ (258,577)	$ 8,075,116	$ 44,234	$ 661,011
Administration expenses	$ 1,572,571	$ 784,811	$ 725,854	$ 791,345	$ 806,389
Other (income) expenses	$ (82,098)	$ (26,623)	$ 16,603	$ 208,717	$ (2,186)

Loss for the year	$ 1,839,981	$ 510,360	$ 8,901,346	$ 1,162,939	$ 1,493,956

Loss per common share	$ 0.06	$ 0.02	$ 0.39	$ 0.07	$ 0.10

Weighted average number of common shares outstanding	$ 33,087,922	$ 27,086,487	$ 23,066,194	$ 17,825,284	$ 15,324,989
Operations under U.S. GAAP
Loss under Canadian GAAP	$ 1,839,981	$ 510,360	$ 8,901,346	$ 1,162,939	$ 1,493,956
Adjustments from Canadian GAAP to US GAAP:
Exploration expenditures for the year	$ 4,549,783	$ 2,993,378	$ 2,894,079	$ 1,625,473	$ 3,607,262
Exploration costs written-off during the year that would have been expensed in the year incurred	$ (329,503)	$ (448,000)	$ (172,560)	$ (44,234)	$ (949,903)
Accretion of convertible loan	-	-	-	$ 474,287	$ 200,512

Loss for the year – under US GAAP	$ 6,060,261	$ 3,055,738	$ 11,622,865	$ 3,218,465	$ 4,351,827

Loss per common share – under US GAAP	$ 0.18	$ 0.11	$ 0.50	$ 0.18	- $ 0.28

	2003	2002	2001	2000	1999
Consolidated balance sheet under Canadian GAAP

Total Assets	$ 42,654,402	$ 38,774,466	$ 30,349,230	$ 35,503,873	$ 36,054,096
Mineral Properties	$ 39,447,235	$ 33,985,709	$ 30,012,071	$ 35,166,440	$ 33,584,245
Shareholders' Equity	$ 41,782,835	$ 35,750,121	$ 27,918,663	$ 34,879,053	$ 34,268,673

Consolidated balance sheet under U.S. GAAP

Mineral properties – under Canadian GAAP	$ 39,447,235	$ 33,985,709	$ 30,012,071	$ 35,166,440	$ 33,584,245
Cumulative exploration expenditures written off under U.S. GAAP	$ (32,777,729)	$ (28,557,449)	$ (26,012,071)	$ (23,290,552)	$ (21,709,313)
Mineral properties – under U.S. GAAP	$ 6,669,506	$ 5,428,260	$ 4,000,000	$ 11,875,888	$ 11,874,932

The following table sets forth information as to the period ended, the average, the high and the low exchange rate (on a monthly basis) of Canadian Dollars for one U.S. Dollar for the periods indicated based on the noon buying rate from Bank of New York for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended: September 30	Average	Period End	High	Low
1999	1.4768	1.4768	1.4798	1.4735
2000	1.4862	1.4852	1.4882	1.4824
2001	1.5677	1.5675	1.5703	1.5632
2002	1.5734	1.5863	1.5997	1.5318
2003	1.4642	1.3504	1.5942	1.3342

The following table sets forth the average exchange rate for the past six months.

Month	Average
January 2004	1.2960
December 2003	1.3129
November 2003	1.3126
October 2003	1.3218
September 2003	1.3632
August 2003	1.3956

B.

Capitalization and indebtedness.

The Company's capitalization for the five years ended September 30, 2003 is as follows:

	$	$	$	$	$
Capitalization

Shareholders' equity – under Canadian GAAP	41,782,835	35,750,121	27,918,663	34,879,053	34,268,673
Measurement differences:
Deficit – under Canadian GAAP	17,550,437	15,710,456	15,200,096	6,298,750	4,661,524
	2003	2002	2001	2000	1999
Deficit – under U.S. GAAP	(50,243,120)	(44,445,089)	(41,195,352)	(29,656,097)	(26,370,837)
Convertible loan shown as equity under Canadian GAAP	-	-	-	-	(4,895,927)
Shareholders' equity – under U.S. GAAP	9,090,152	7,015,488	1,923,407	11,521,706	7,663,433

Indebtedness

Convertible loan shown as debt under U.S. GAAP	-	-	-	-	4,895,927

C.

Reasons for the offer and use of proceeds.

Not Applicable.

D.

Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

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

4.

The Company's Interests in Its Joint Ventures May Be Subject to Dilution.  Under the terms of their joint venture agreements, the Company may earn a specified percentage in a joint venture provided that the Company spends a required amount on project expenditures for the joint venture.  In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution.

5.

The Mining Industry Is Highly Speculative.  The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money.  There is a high level of risk involved.

6.

It May Be Difficult to Enforce Civil Liabilities Against the Company.  Because all of the assets of the Company and its subsidiaries, as well as the Company's jurisdiction of incorporation and the residences of many of its officers and directors, are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

7.

Western Silver is a Passive Foreign Investment Company for United State Federal Income Tax Purpose.  Western Silver believes that it is a passive foreign investment company ("PFIC") for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of Western Silver's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders' common shares or upon receipt of "excess distributions," unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on Western Silver.  See Item 10.E. "Taxation - United States Tax Consequences - Passive Foreign Investment Companies."

8.

Risks Related to Doing Business in Mexico.  Various matters, which are specific to doing business in Mexico, may create additional risks or increase the degree of such risks associated with the Company's activities.  These risks include the following:

a.

The Company Must Seek Government Approval to Develop Mines.  The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Mexican government approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations.  The Company currently, either on its own or though joint venture partners, has obtained licenses to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations on any property.  Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the Company's operations.

b.

Environmental Regulations May Adversely Affect the Company's Projects.  The Company's operations are subject to environmental regulations promulgated by various Mexican government agencies from time to time.  Violation of existing or future Mexican environmental rules may result in various fines and penalties.  As Mexico's economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operating costs in Mexico

It is industry practice for North American mining companies like Teck, the Company's joint venture partner, to apply the more stringent standards of their home countries to foreign operations regardless of local practices.  Should Teck choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards.  It is common practice for the estimated costs of reclamation and remediation of mine sites to be included in the capital cost of a project.  A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable.  See the "Environmental Considerations" section under the individual property description in Item 4.D. for more details.

c.

Politics of Mexico May Adversely Affect the Company's Investments.  The Company's investments may be adversely affected by political, economic and social uncertainties in Mexico.  Changes in leadership, social or political disruption or unforeseen circumstances affecting Mexico's political, economic and social structure could adversely affect the Company's property interests or restrict its operations.

Item 4.  Information on the Company

Introduction

Western Silver Corporation ("Western Silver" or the "Company") was incorporated as Western Copper Holdings Limited under the laws of the Province of British Columbia on July 11, 1984 by registration of its memorandum and articles pursuant to the Company Act (British Columbia).  Western Silver changed its name to its current name by registration of an amendment to its Memorandum on March 20, 2003.

The registered and records offices of the Company are located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and its head office and principal place of business is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.  Its telephone number is (604) 684-9497.

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

Business and Properties of the Company - Overview

Western Silver is a natural resource company actively engaged in the acquisition, and exploration of mineral resource properties.  The following is a discussion of the Company's primary projects:

Carmacks

The Company acquired the rights to the Carmacks Property in August, 1989 and was active in exploration and development of the Carmacks Property from that time until 1998 when copper prices made further development uneconomic.  Since that time, the project has essentially been operated on a "care and maintenance" basis.  A commercial ore body has been identified on the Carmacks Property, and the Company has continued to work with the environmental authorities to obtain the required development permits.  Basic engineering for the Carmacks Property is complete.  For further information see "Material Properties - The Carmacks Property, Yukon Territory" herein.

Up until September 30, 1996, Western Silver owned 50% of the Carmacks Property, and Thermal Exploration Company ("Thermal") owned the remaining 50%.  In 1996, Western Silver and Thermal merged, with Western Silver as the survivor, and thereby placing the Carmacks Property under control of Western Silver.

El Salvador Project

Western Silver signed a letter of intent with Minera Dolores Angustias Y Anexas, S.A. de C.V. ("Minera Dolores") on November 4, 1994, whereby the Company was granted an option to acquire the El Salvador Property in the State of Zacatecas, Mexico over a four year period.  The option was granted in return for the Company making a US$250,000 loan to Minera Dolores. The El Salvador Property was acquired in August, 1996, and a joint venture formed with Teck Cominco (then Teck Corp.) wherein Western Silver contributed the El Salvador Property to the joint venture, and Teck Cominco contributed all ground held by Teck Cominco to complete a 15 km by 15 km block, all of which was placed into the joint venture.   See "Material Properties - The El Salvador Project and San Nicolas Deposit" herein.

In 1997, a discovery (the San Nicolas discovery) was made on the property held in the Teck/Western Silver joint venture.  After an amendment to the joint venture was made in July 2000, the interests of Teck Cominco and Western Silver in the joint venture were set at 65%/35% respectively, with Teck Cominco holding a 40% carried interest in the project outside the joint venture. This 40% carried interest held by Teck Cominco will be converted, at Teck Cominco's election, into either a 25% participating interest or a 15% carried interest after a production decision is made.  In addition:

  Teck Cominco was required to provide all financing to complete a feasibility study on the El Salvador project (completed in 2001);

  Teck Cominco was required to provide all funding for 2000 exploration on the project; and

  Upon completion of the feasibility study, Teck Cominco has the option of funding all construction and development costs, in which case Western Silver's interest in the joint venture will be diluted a further 10% to 25%.

Teck Cominco completed a feasibility study in December 2001 and, since that time, the property has been maintained on a "care and maintenance basis".  Drilling during 2003 tested residual targets in adjacent areas without success.

Penasquito, San Jeronimo and Faja de Plata

On January 30, 1998, Kennecott Canada Explorations Inc. ("Kennecott") and its Mexican subsidiary, Minera Kennecott S.A. de C.V., and Western Silver and its Mexican subsidiary, Minera Western Copper, S.A. de C.V. ("Minera Western") signed a letter of intent to enter into a financing  and property rights agreement ("Property Rights Agreement") and to form an alliance ("Strategic Alliance") for purposes of exploring  and developing mineral deposits in Mexico.  On March 13, 1998, Kennecott and Western Silver signed an agreement forming the Strategic Alliance.   The main components of the Strategic Alliance were:

1)

Kennecott purchased 250,000 shares of Western Silver, at a price of $10.00 per share, and 250,000 share purchase warrants exercisable for two years at $12.00 per share.  The exercise price of these warrants was subsequently amended to $2.00 (the warrants subsequently expired unexercised);

2)

Western Silver acquired from Kennecott, for a total of 995,740 shares of Western Silver, the Penasquito Project, a silver, gold, lead, zinc property located in the Concepcion del Oro district in the northeast corner of the State of Zacatecas.  See "Material Properties – Penasquito Project" herein;

3)

Western Silver was to expend a minimum of US$1,000,000 for exploration in each year of a five year term and, after exploration of US$1,000,000 in the first year, obtained title to the Faja de Plata and San Jeronimo properties also covered by the Property Rights Agreement.  See "Other Projects – the San Jeronimo Property, Mexico" for further information; and

4)

Kennecott retained "back in" rights to acquire a 51% interest on any of the properties under the Strategic Alliance, and a net smelter return on any production on the Faja de Plata, Penasquito or San Jeronimo properties.

The Property Rights Agreement and Strategic Alliance were terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for the right to re-

purchase the net smelter return on a portion of the Faja de Plata property and terminate the back-in right on all properties.

At the same time, the Company and Teck Cominco agreed to form a new joint venture (the "Ramos J. V.") with the Company contributing one of the Faja de Plata properties called the "Villa de Ramos" property, located North of El Salvador, to the Ramos J. V., and Teck Cominco contributing ground to the east, west and south.  Expenditures on the Ramos J. V. will be split by the Company and Teck Cominco 45% /55% respectively.

The Company has been active on the Penasquito project, which is considered to be the Company's primary project (see "Material Projects - Penasquito Project" below).  In addition, the Company is proceeding with exploration on a number of non-core properties.  These are the San Jeronimo property, which is currently the subject of a joint venture agreement with Apex Silver Mines Ltd., the Almoloya property which is owned 100% by the Company, and the Las Cuatas property which was formerly a part of the Ramos J.V. but which was dropped by the joint venture.  The Company dropped its interest in the El Pirul property during the year ended September 30, 2003.

Agreements with Mauricio Hochschild & Cia Ltda.

Pursuant to formal agreements dated August 24, 2000, Western Silver granted Mauricio Hochschild & Cia Ltda. ("Hochschild"), the right to earn a 68% interest in the Penasquito and San Jeronimo properties.  In order to earn the interest, Hochschild was to expend US$1.75 million over three years in exploration and development on each of the properties.

On March 29, 2001, Hochschild notified the Company that it was terminating the agreement with respect to the Penasquito and San Jeronimo properties effective June 28, 2001.

Material Projects

Cautionary Note to U.S. Investors

As a British Columbia corporation, the Company is subject to certain rules and regulation issued by the British Columbia Securities Commission ("BC Securities Commission").  The Company files an Annual Information Form on Form 44-101F1 ("AIF") with the BC Securities Commission via the System for Electronic Document Analysis and Retrieval ("SEDAR") for Canadian Securities Administrators.  Under the AIF, the Company is required to provide detail information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes its properties utilizing mining terminology such as "Measured Reserves" and "Indicated Resources" that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").  For clarification, the Company has no properties that contain "reserves" as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 44-101 adopted by the BC Securities Commissioner.

A.

Penasquito Project

Western Silver formed the Strategic Alliance on March 13, 1998 with Kennecott for the purpose of exploring and developing mineral deposits in the State of Zacatecas, Mexico.  Under the Strategic Alliance, Western Silver acquired the right to earn a 100% interest in the Penasquito, San Jeronimo and Faja de Plata properties, subject in each case to a back-in right and net smelter return held by Kennecott. Under the Strategic Alliance, Western Silver acquired the Penasquito Project from Kennecott for 995,740 shares of Western Silver common stock.

The Strategic Alliance was terminated effective May 5, 1999, at which time Western Silver issued 250,000 shares to Kennecott and paid US$50,000 in exchange for, among other things, the termination of the back-in right on the Penasquito property.  Kennecott maintains a 2% net smelter return on the property.  In addition, approximately 100 hectares of the Penasquito property centered in an area known as the "outcrop breccia" is subject to a net smelter return of 3% to Minera Catasillas, S.A. de C.V. pursuant to the underlying acquisition agreements made by Kennecott.  The royalty may be purchased at any time for US$5,000,000.

During fiscal 2003 the Company made a property payment of US$654,000 on July 3, 2003 to maintain one of the principal claims in the Penasquito property, and made total lease and property payments on the Penasquito property for fiscal 2003 (from October 1, 2002 to September 30, 2003) of US$672,500, including the payment mentioned above.   All third party payments relating to the Penasquito property have now been made.

Pursuant to formal agreements dated August 24, 2000, Western Silver granted Hochschild the right to earn a 68% interest in the Penasquito project.  In order to earn the interest, Hochschild was to expend US$1.75 million over three years in exploration and development on the Penasquito project. As a term of the agreement, the Company and Hochschild made a US$550,000 (plus 15% IVA) land payment that was due on the Penasquito property, of which Hochschild paid US$500,000. On March 29, 2001, Hochschild advised the Company that it would terminate the agreement effective June 28, 2001.  On that date, 100% of the property reverted to the Company. Hochschild spent over US$1,000,000 at Penasquito in exploration and land holding costs.

Geology

The central Penasquito project area is underlain by the Caracol formation of late Cretaceous age, a thick, flat lying sequence of calcareous siltstone with lenses of calcareous sandstone. Mineralization, in the form of coarse-grained galena, sphalerite, tetrahedrite and silver sulfosalts, is spatially and genetically related to two large hydrothermal eruptive breccia pipes, the Azul and Outcrop Breccias. These breccias cut the Caracol sediments and are interpreted to have been caused by explosive eruptions of underlying quartz-feldspar porphyry stocks. The breccia pipes are each about a kilometer in diameter and occur inside a quartz-sericite-pyrite alteration halo. Both of the breccia pipes show a crude stratigraphic layering, with sediment-dominant breccias and thin beds of felsic tuff grading downward into porphyry clast and matrix breccias.

Both of the breccia pipes have been intruded by fluidized hydrothermal breccia dikes as well as quartz-feldspar porphyry dikes and small stocks. All the silver-gold-lead-zinc mineralization at Penasquito is related to the 30 million-year old quartz-feldspar porphyry intrusive event. Three styles of mineralization have been identified:

1.

Sheeted sulfide veinlet and disseminated Ag-Au-Zn- Pb deposits hosted in the Caracol formation.  Examples include Chile Colorado, El Sotol, La Palma and El Chamisal.

2.

Disseminated sulfide Ag-Au-Zn-Pb deposits in fluidized hydrothermal breccias and quartz-sericite-pyrite-altered quartz-feldspar porphyry intrusives that occur in both the Outcrop and Azul breccia pipes. The Luna Azul and Penasco deposits belong to this deposit type.

3.

 Disseminated and veinlet Ag-Au-Zn-Pb deposits along clay-altered shear zones that cut the Azul and Outcrop breccia pipes. Examples include Azul NE and Penasco Sur.

In September 2001 Western engaged SNC Lavalin Engineers and Constructors to provide technical assistance in assessing the economic potential of the Chile Colorado zone within the Penasquito silver deposit. SNC Lavalin, in conjunction with Western designed a site specific drill program to categorize reserves in the Chile Colorado zone that will meet CSA reporting standards. The results of this drilling program were utilized by SNC Lavalin in their preliminary resource estimate, provided to the Company in March, 2003.  In their report, SNC Lavalin estimated that the Chile Colorado zone contains an in-situ mineral resource of 118 million tonnes grading 41.85 g/t silver, 0.36 g/t gold, 0.38% lead and 0.89% zinc, assuming a US$ 4.00 per tonne net smelter return (NSR) cutoff. An additional 58.6 million tonne in-situ inferred resource was also identified, grading 28.98 g/t silver, 0.31 g/t gold, 0.24% lead and 0.69% zinc and using the same US$ 4.00 NSR cutoff.

Scoping Study

In July, 2003, M3 Engineering & Technology Corporation ("M3") of Tucson, Arizona completed a scoping study on the Penasquito project.

The following is the executive summary of the report by M3 report, the full text of which is available on the Company's website at www.westernsilvercorp.com and with the Company's filings on SEDAR.

INTRODUCTION

Although considerable detail is shown in this report, it should still be considered a scoping level study. The mine values for this scoping study are largely based on the Preliminary Mineral Resource Estimate by SNC Lavalin, March 2003. Both inferred and indicated resources are included.

A main goal of this study is to determine the viability of this project advancing to the Feasibility Study level which normally precedes detail engineering and construction. Items that need to be further addressed in such a Feasibility Study would include the following:

a) Larger scale drilling program

b) Metallurgical testing program

c) Groundwater hydrology

d) Geotechnical evaluations including tailings study

e) Environmental permitting

f) Advanced mine planning

g) Verification of construction of new 230 KV power line by Comisión Federal de Electricidad (CFE)

MINING, METALLURGY & PROCESS

Mine life is projected to be 12.2 years, with processing tonnage projected at 20,000 TPD and average stripping tonnage projected at 44,000 TPD.  The process plant is a conventional SAG and Ball Mill crush/grind/flotation concentrator.  The average milling rate is 20,000 TPD, based on a 92% operating time (906 tph while operating). Grades to this mill and metal recoveries are as follows:

	GRADE	RECOVERY (%)
Lead	0.36%	88
Zinc	1.01%	85
Gold	0.40 g/t	65
Silver	45.1 g/t	87

INFRASTRUCTURE AND CAPITAL COST

1.

Infrastructure is all new.

2.

Power will come from a new 230 KV line projected to be built by CFE.

3.

Water will come from a perched groundwater table.

4.

Buildings include the administration building, dining facility, laboratory, warehouse, gate house, first-aid station, mine service complex and dry.

Initial Capital Process Plant and Ancillaries

$ 104,268,500

Initial Capital Mine Equipment

$ 24,409,000

Sustaining Capital Mine

$ 19,950,000

Total

$ 148,627,500

The process plant costs are within a few percent of historical costs. The sustaining capital taken into account credits for selling shovels (@ 50%), trucks (@ 30%) and drill rigs (@ 25%). These credits are only for equipment sold before the end of mine life. No credit is taken for smaller mining equipment.

OPERATING & MAINTENANCE COSTS

The following costs are based on per tonne of processed material. For mining costs, the stripped waste material is factored in based on a 2.2 stripping ratio.

Mine

$ 2.03/tonne

Mill

$ 3.12/tonne

General Administration

$0.25/tonne

Total

$5.40/tonne

ECONOMICS

The IRR for this project is 15.8%, after taxes and based on 100% equity. The pre-tax IRR is 25.6%.

CONCLUSIONS

This project should be advanced to the feasibility study level, addressing those issues in the introduction.

In particular, the following items have risks and/or opportunities associated with them:

  Verification of 230 kV powerline scheduled to be constructed by CFE and final negotiation of rates

  Further metallurgical testing to better quantify projected recoveries anticipated

  Additional drilling program with both increased drilling density and verification of outer limits of ore body i.e., finalization of resources to reserves.

  Metals prices

  Groundwater availability and verification of rates

  Utilization of suitable used equipment, which is not considered in this study

  Finalization of flowsheet and equipment including such possibilities as the elimination of the tailings thickener (the latter also related to both energy and water costs)

In addition to the above list, some testing has been carried out to investigate the incorporation of a Heavy Media Separation unit operation into the flowsheet. Tests are ongoing but not sufficiently conclusive at this stage to include in this study.

In conclusion, based on data to date the financial indicators for this project appear decidedly favorable.

The Scoping Study set out above is based on certain assumptions that will be further developed in a feasibility study: no feasibility study has yet been done on the Penasquito project.  There is no guarantee that the project contains an economic body of ore, or that feasibility study will generate results as favourable as the scoping study, and there is no guarantee that the Scoping Study will be indicative of results obtained by mining.

B.

El Salvador Project and San Nicolas Deposit, Mexico

The Company's interest in the El Salvador Project is currently held by Minera Tama, S.A. de C.V. ("Minera Tama"), with Teck Cominco holding 65% of the shares of Minera Tama and Minera Western holding the remaining 35%.  Within the El Salvador project, approximately 1/3 of the property (including the San Nicolas Deposit area) is held 60% by Minera Tama, with a 40% carried interest held outside of the joint venture by Teck Cominco. Once a production decision has been made this 40% interest is convertible, at Teck Cominco's election, into either a 15% carried interest or a 25% participating interest.  The balance of the El Salvador project is held 100% by Minera Tama.

The El Salvador Project is located approximately 40 miles southeast of the city of Zacatecas in the State of Zacatecas, Mexico.  In October 1994, Western Silver acquired an option to purchase a 100% interest in the El Salvador claim from Minera Dolores, subject to a 2.5 to 3.0% net smelter return.  Western Silver loaned Minera Dolores US$250,000 for working capital and to complete a small vat leach operation on high grade material.  In a letter agreement dated August 20, 1996, between Western Silver, Teck Cominco and Minera Dolores, the US$250,000 loan was forgiven in return for the El Salvador claim being transferred to Teck Cominco, subject to a 2% net smelter return royalty.  At the same time, Teck Cominco and Western Silver signed an agreement whereby they both agreed to participate in the exploration and development of the El Salvador claim and surrounding properties comprising a total of 225 square kilometers, with initial interests of 55% for Teck Cominco, and 45% for Western Silver (the "El Salvador Project").  In a portion of the El Salvador Project, the joint venture holds only a 60% interest in certain properties, as a 40% carried interest in the El Salvador project is held by Teck Cominco outside the joint venture. Under the original agreement, Teck Cominco had the right to purchase an additional 10% interest in Minera Tama from Minera Western in the future.

Pursuant to an agreement made as of July 12, 2000, the shareholder's agreement between Teck Cominco and Minera Western for the El Salvador Project was amended by an agreement (the "El Salvador Amending Agreement") pursuant to which Teck Cominco increased its interest in the joint venture to 65%, and Western Silver reduced its interest to 35%.  In addition, Teck Cominco was required to complete the feasibility study and make exploration expenditures of $1,524,000, both at no cost to the Company.  At the same time, Teck Cominco purchased 4,200,000 shares of the Company for C$6,174,000 ($1.47 per share), the proceeds of which were paid to Teck Cominco as repayment for amounts loaned by Teck Cominco to the Company for the Company's proportion of exploration expenditures on the El Salvador Project.

Once a decision to proceed with construction is made, Teck Cominco has the option of funding all construction and development costs through to production, in which case Western Silver's interest in the joint venture will be diluted a further 10%, to a 25% carried interest.

As a result of the above transactions the joint venture property is now held by Minera Tama, with Minera Western holding 35% of the shares of Minera Tama and Teck Cominco holding the remaining 65%.  Teck Cominco continues to hold a 40% carried interest in the San Nicolas deposit separate from the joint venture. After a decision is made to put the deposit into production, the 40% carried interest will, at Teck Cominco's election, be converted to either a 25% participating interest or a 15% carried interest.  If Teck Cominco elects to convert the 40% carried interest to a 25% participating interest, Western Silver's interest in San Nicolas would become 26.25% (participating) or 18.75% (carried).  If Teck Cominco elects to convert the 40% carried interest to a 15% carried interest, Western Silver's interest in San Nicolas would be 29.75% (participating) or 21.25% (carried).

History and Geology

The El Salvador area was the site of sporadic and limited exploration for epithermal vein-hosted gold and silver mineralization between 1982 and 1995.  However, exploration for volcanogenic massive sulphide (VMS) mineralization at the El Salvador Project began in earnest in October 1996 when hole SAL-5 intersected 2.1 meters of high grade VMS grading 3.68 grams/tonne ("g/t") gold, 213 g/t silver, 2.07% copper, 1.53% lead and 16.57% zinc.  Subsequent drilling in 1996- 1997, totaling 5855 meters in 26 holes, outlined a laterally persistent sulphide zone (the El Salvador zone) 200 meters wide and at least 400 meters long with massive sulphide thickness ranging from 1-13 meters.  Mineralization occurs in cherty sedimentary rocks at the contact between felsic tuffs and overlying andesite flows.

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

Teck Cominco has completed a 20 hole 2,500 metre reverce circulation drilling program during 2003 to test remaining VMS targets in the area around San Nicolas.  No significant mineralization was identified.

The feasibility study is based on certain conditions and assumptions and there is no assurance that actual results will be better or worse.  Further, the results of the Company's drilling program may not be determinative of results obtained when mining.

C.

The Carmacks Property, Yukon Territory

On August 18, 1989, the Company entered into an agreement with Archer, Cathro & Associates (1981) Limited, securing an option to acquire a 100% interest in the Carmacks Property.  The terms of the option were performed and the interest in the property acquired on a joint venture basis with Thermal.  Each of the Company and Thermal earned and acquired a 50% interest in the Carmacks Property.

Although Western considers this to be a good long-term asset, from 1998 until recently, copper prices remained at a level at which the project was not economic. Accordingly, during fiscal 2001, management wrote down the project to an estimated realizable value of $4,000,000. The property is 100% owned by Western and carrying costs are minimal.  Higher copper prices in late 2003 and early 2004 have caused the Company to review the economics of the project.

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

In September 1993, Kilborn Engineering Ltd. ("Kilborn") was engaged to complete a feasibility study (the "Study") on the Carmacks Property of sufficient detail to be used for raising financing and finalizing permits.  The Study estimates that the No. 1 Zone will be mined at a rate of 1.94 million tons per year for approximately 8.5 years.  Based on both the Kilborn Study and subsequent modifications, the Carmacks Property is projected to produce an average of 45 tons of copper per day by way of solvent extraction and electrowinning (SX-EW).  Construction of the Carmacks Project is subject to obtaining permitting and financing.

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

The Carmacks Project is located on unpatented mining claims on public lands under the jurisdiction of the Federal and Territorial governments.  Environmental surveys were completed between 1991 and 1993.  The results of these surveys were submitted for regulatory review in February, 1994.  The environmental impact statement (IEE) and feasibility study were submitted for review in early 1995. The Company continues to work with the Regional Environmental Review Committee ("RERC"), the group given responsibility by the Department of Indian Affairs and Northern Development ("DIAND") for approving the environmental aspects of a proposed mining project.  Although the Company has been working with the RERC since 1995, the Company has not yet received land-use permits and a water license for the project. Even with these approvals the project is unlikely to proceed as long as copper prices remain at current low levels.

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

The feasibility study is based on certain conditions and assumptions and there is no assurance that actual results will be better or worse.  Further, the results of the Company's drilling program may not be determinative of results obtained when mining.  In addition, this feasibility study was completed in 1993 referencing anticipated costs and expenditures based on those dollar amounts.  No assurance can be given that the anticipated costs and expenditures have not significantly changed.

Other Projects

In addition to Penasquito, San Nicolas and Carmacks, the Company has a number of projects that are not considered to be material projects as they are not yet the subject of a resource calculation but which are the subject of ongoing exploration.

A.

San Jeronimo

This property is located 20 km south of the city of Zacatecas in the heart of Mexico's most prolific silver belt known as the Faja de Plata. Western Silver and Cordilleras Silver Mines LDC, a wholly owned subsidiary of Apex Silver Mines Limited ("Apex"), completed a joint venture agreement in 2002. The agreement provides Apex with the right to earn a 70% interest in the property by making all option and tax payments through March 2005 (US$1.18 million in total). Apex may gain an additional 10% interest by arranging financing to place the mine into commercial production.

Apex has made tax and option payments for 2004 and has indicated that it intends to drill the Loreto vein system this year, where sampling and limited drilling by Western Silver has demonstrated potential for both high grade and bulk-mineable vein and stockwork silver mineralization.

B.        Almoloya

Western Silver currently owns a 100% interest in 14,500 hectares (35,815 acres) covering the historic Almoloya zinc-lead-silver-gold district located approximately 45 km east of Parral in southern Chihuahua

State. A joint venture initiated in November 2002 with Anglo American Mexico S. A. de C. V. as operator was terminated by Anglo American in July 2003. Anglo American's systematic program of geology, geochemistry and geophysics identified several drill targets that were deemed by its management to be inconsistent with long-term strategies and objectives. All Anglo American claims and data have been transferred to Western Silver.

C.        Las Cuatas

Western Silver owns a 100% interest in the Las Cuatas 5 and 6 claims located approximately 10 km north of the San Nicolas deposit. The claims, part of the Ramos property, cover a large undrilled coincident magnetic and gravity anomaly. Drilling is planned during the first half of calendar 2004.

D.        El Pirul

Western Silver and Apex jointly agreed during 2003 to terminate exploration for massive sulfide deposits on claims jointly owned by both parties in the northern part of the Zacatecas silver district. The results of mapping and geophysics were not sufficiently encouraging to justify the time and expenses involved with land acquisition and property access agreements in the area.

Book-value Expenditures on Properties of Western Silver for 1999, 2000, 2001, 2002 and 2003

The following table sets forth Western's book-value of its mineral properties as at the years ended September 30, 1999, 2000, 2001, 2002 and 2003.

	September 30th
	1999	2000	2001	2002	2003
The El Salvador Project & San Nicolas Deposit	$7,483,667	$8,051,227	$9,561,485	$10,157,692	$10,475,262
The Penasquito Property	$11,487,195	$12,105,216	$12,643,680	$16,217,346	$20,902,912
The San Jeronimo Property	$952,416	$1,341,931	$1,551,124	$1,636,366	$1,701,243
The El Pirul Project	-	$26,186	$117,279	$129,859	-
Ramos Joint Venture	$1,666,587	$1,595,121	$2,121,882	$1,823,944	$2,268,173
The Carmacks Copper Project	$11,874,932	$11,875,888	$4,000,000	$4,000,000	$4,000,000	(1)
Almaloya	-	-	-	$3,859	$65,463
Geomex 6	$119,448	$170,871	-	-	-
Naranjo	-		$16,621	$16,643	-
Bacanora	-	-	-	-	$34,182
Total	$33,584,245	$35,166,440	$30,012,071	$33,985,709	$39,447,235

(1) During the year ended September 30, 2001, the Carmacks Copper Project had been restated to an estimated realizable value of $4,000,000 and exploration expenditures totaling $7,902,556 have been written off.

Item 5.  Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of Western Silver for the years ended September 30, 2003 and 2002, should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.

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

The Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration and, if warranted, development of mineral properties, is based on its ability to raise funds from equity sources. Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the Company's accounts.  When and if production is attained, these costs will be amortized. Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management considers if carrying value can be recovered.

Results of Operations

Fiscal 2003

The Company's loss of $1,839,981 is an increase of $1,329,621 from the loss in fiscal 2002 of $510,360. The increase is mainly attributable to the following:

i)

mineral property write-offs in fiscal 2003 amounted to $329,503 and was comprised of a write-down in the El Pirul property of $292,931, and a write-down of the Naranjo property of $36,572. In fiscal 2002, the Company wrote-down an obligation by $258,577, which had previously represented a charge to the Carmacks property.

ii)

Increases in accounting and legal, filing and transfer agent fees and promotion and travel, for a total increase of $421,936, arising from the Company being listed on the American Stock Exchange during 2003 and an increase in investor relations activities.

iii)

Stock based compensation of $269,257 being recorded in 2003 whereas the recording of such an expense by the Company was not required under Canadian generally accepted accounting principles (GAAP) until October 1, 2002.

iv)

the overall loss was reduced by $82,098 from interest on funds held for fiscal 2003, an increase of $55,475 over interest and other income from fiscal 2002. Interest income increased in the current year due to cash holdings being larger than last year.

2003 United States GAAP Reconciliation

For the year ended September 30, 2003, the Company had a loss of $6,060,261 or $0.18 per share calculated under U.S. GAAP compared to a net loss of $1,839,981 or $0.06 per share calculated under Canadian GAAP.  The difference in calculation of loss is primarily attributed to:

(1)

for U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties totaling $4,549,783.

(2)

exploration costs written-off during the year that would have been expenses in the year incurred totaling ($329,503) under U.S. GAAP.

Fiscal 2002

Western's loss of $510,360 is a reduction of $8,390,986 from the loss in fiscal 2001 of $8,901,346. The decrease is mainly attributable to the following:

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

(2)

exploration costs written-off during the year that would have been expenses in the year incurred totaling $448,000 under U.S. GAAP.

Exchange Rates

Western Silver maintains its accounting records in its functional currency: Canadian dollar. Western Silver translates foreign currency transactions into functional currency in the following manner: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operations and Deficit.

Western pays for its expenses related to its Mexican joint ventures in Canadian dollars, which are then converted into US dollars. Based on prior years' experience, Western Silver does not believe that foreign currency fluctuations have had a material impact on its financial condition. However, no assurance can be given that material foreign currency fluctuations will not occur in the future. The Company does not engage in foreign currency hedging transactions.

Inflation

Based on prior history for at least the two fiscal years, Western Silver does not believe that inflation will have a material adverse effect on its financial condition. However, no assurance can be given that Western Silver will not experience a substantial increase in inflation.

B.

Liquidity and Capital Resources

Western's working capital at September 30, 2003 stood at $2,066,669 compared to working capital at September 30, 2002 of $1,494,940. This improvement arose from the following inflow of equity:

  Private placements of a total of 415,616 shares at $3.33 per share for net proceeds of $1,384,000.

  The exercise of 2,303,417 warrants for proceeds of $3,367,636.

  The exercise of 1,481,000 stock options for proceeds of $2,851,802.

Subsequent to September 30, 2003, Western received equity of $13,239,210 from the following sources:

  Private placements of a total of 2,400,000 shares at $5.15 per share for net proceeds of $11,570,950.

  Exercise of 379,700 warrants for proceeds $1,089,200.

  Exercise of 212,000 stock options for proceeds of $579,060.

The working capital balance at September 30, 2003 plus the funds received subsequently met the Company's minimum commitments and property activities for calendar 2003.  Additional funding was required as the Company decided to expand its property acquisition/exploration/development activities, particularly at its Penasquito project.

Fiscal 2002

Western's working capital at September 30, 2002 stands at $1,494,940. This compares favourably to the working capital deficiency at September 30, 2001 of $2,379,815. This improvement arose from the following inflow of equity:

  Private placements of a total of 5,691,128 units/shares at prices ranging from $0.65 to $3.15 per unit/share for net proceeds of $6,854,747. Units were comprised of one common share and either a full share purchase warrant or one-half a share purchase warrant. Each full warrant is exercisable at prices ranging from $0.65 to $4.00, expiring at various dates in calendar 2004.

  The exercise of 736,375 warrants for proceeds of $983,571.

  The exercise of 413,500 stock options for proceeds of $503,500.

Major Expenditures – 2003

The Company spent $5.79 million on acquisition, exploration and development in fiscal 2003, 81% of which was spent on the Penasquito project. Expenditures in 2003 also included preparation of a scoping study on the Chile Colorado deposit, showing it to have considerable potential. The Company expects to continue with an active exploration and development program in 2004 including preparation of a pre-feasibility study for the Chile Colorado deposit.

Acquisition costs at Penasquito in 2003 amounted to $1.24 million. A large portion of this is represented by a payment made in July 2003, which virtually completes property payments on the Penasquito property.

The Penasquito project was also the Company's main focus in 2002. Exploration on the Chile Colorado deposit led to the completion of the Scoping Study in 2003. Other areas in Penasquito were tested in 2002 and showed potential for Chile Colorado type deposits.

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

C.

Research and Development, Patents and License, etc.

Not Applicable.

D.

Trend Information

No known trend.

E.

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition.

F.

Tabular Disclosure of Contractual Obligations

The Company has no material contractual obligations.

G.

Safe Harbor

The Company claims litigation protection for any forward-looking statements made in this Registration Statement under the statutory "safe-harbors" provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Item 6.  Directors, Senior Management and Employees

A.

Directors and senior management

The following table sets forth all current directors and executive officers as of January 31, 2004, with each position and office held by them in Western Silver, their terms of office and the period of service as such.  Each director's term of office expires at the next annual general meeting of shareholders, expected to be held in March 2004.

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares(1)
Dale Corman Director, Chairman of the Board and Chief Executive Officer USA.	Chairman of the Board and Chief Executive Officer of the Company.	October 31, 1995	375,000
Thomas C. Patton Director, President and Chief Operating Officer USA	President and Chief Operating Officer of the Company.	January 1, 1998	63,500
Lawrence Page, Q.C. Director and Secretary Canada	Securities Lawyer.	January 28, 1997	Nil
David Williams(2) Director Canada	President, Roxborough Holdings Limited, a private investment company.	August 10, 2003	374,800
Klaus Zeitler(2) Director Canada	Senior Vice-president, Teck Cominco from March, 1997 to October 2002.	September 18, 2000	Nil
Robert Gayton(2) Director Canada	Chartered Accountant; Vice-President Finance of the Company (1995 to Jan. 2004); financial consultant to the mineral exploration and technology industries since 1990.	January 1, 1996	15,000
Lee Bilheimer Director Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Cominco.	July 25, 1997	Nil
Michael Halvorson (3) Director Canada	President of Halcorp Capital Ltd., a corporate financing & investor relations firm.	October 10, 1997	100,000
Jonathan Clegg Project Manager Canada	Mining Engineer.	January 20, 2004	Nil
Gerald Prosalendis Vice-president, Corporate Development Canada	Corporate development consultant.	January 7, 2004	1,500
Joseph Litnosky Vice-president, Finance Canada	Business, corporate development and financial consultant since 1990.	January 20, 2004	Nil
Jeffrey Giesbrecht Vice-president, Legal Canada	Securities and mining lawyer; General Counsel to Western Silver since 1998.	July 13, 1998	3,000

NOTES:

(1)

The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)

Denotes member of Audit Committee.

(3)   Mr. Halvorson has declined to stand for re-election at the Company's annual general meeting to be held March 4, 2004.

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

Thomas C. Patton, B.Sc., M.Sc., Ph.D.

President & Chief Operating Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has since worked with both junior and senior mining companies.  His exploration efforts have concentrated on North America and have resulted in several significant discoveries and reserve expansions of existing operations.  Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto Mining and Exploration and Kennecott, where he served as Senior Vice President, Exploration and Business Development.  Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Lawrence Page, B.A., LL.B., Q.C.

Director & Secretary

Mr. Page obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965.  Thereafter he studied labour law and industrial relations in Sydney, Australia as a Commonwealth Scholar, returning to active practice in Vancouver in 1967.  In 1970, he was a founding partner of Worrall Scott and Page where he practiced until 1995.  Mr. Page's preferred areas of practice are commercial litigation, native law, natural resource law and securities law.  Mr. Page was awarded the distinction of Queen's Counsel in 1988. Through his experience with natural resource companies and, in particular, precious metals development, Mr. Page has established a unique relationship with financiers, geologists and consultants and has been counsel for and a Director of Corona Corporation (now Homestake) and Prime Resources Corporation which have brought into production and operate Canadian gold mines.

Robert J. Gayton, B.Comm., Ph.D., FCA

Director, Audit Committee Member

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

Klaus Zeitler, Ph. D.

Director, Audit Committee Member

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.  Dr. Zeitler remains active in mineral exploration financing through a number of ventures in addition to Western Silver.

David Williams, MBA

Director, Audit Committee Member

Mr. Williams obtained a Master of Business Administration Degree from Queen's University in 1964 and was a recipient of a Doctor of Civil Laws from Bishop's University in 1966. Mr. Williams currently manages investments for a private family holding company and is involved in community affairs, including Bishop's University where the Faculty of Business and Economics is named in his honour. He is a director of Bennett Environmental, MetroOne Telecommunications and ReFocus Group and is a past director of Drug Royalty, Equisure Financial and Duff & Phelps.

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

Jonathan Clegg, P.Eng.

Project Manager

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979 Mr. Clegg worked in South Africa on a number of projects before joining Kilborn Engineering. In 1979 he moved to Canada with Kilborn and remained with the company until 2002. During the last ten years he held a number of positions of responsibility with Kilborn; from 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd.

Joseph Litnosky, B. Comm, C.M.A.

Vice-president, Finance

Mr. Litnosky obtained his degree in Commerce from the University of British Columbia in 1986 and his Certified Management Accounting designation in 1990. He has more than seventeen years of experience in business, corporate finance, and financial management including four years as manager of Finance and

Administration for Billiton Metals Canada Ltd. and the BHP Billiton Investment Group; six years as Chief Financial Officer for various junior mining companies; and, six years as Chief Financial Officer for Glacier National Life Assurance Company, a Canadian national insurance company.

Gerald Prosalendis

Vice-president, Corporate Development

Mr. Prosalendis was Vice President of Corporate Development of Dia Met Minerals Ltd. and was involved in developing the Ekati mine, Canada's first diamond mine, and the sale of Dia Met to BHP Billiton for $687 million. Mr. Prosalendis has consulted to Anderson & Schwab Inc., a mineral and business consulting firm based in New York; is vice president of corporate development of Shear Minerals Ltd.; a former business editor of The Vancouver Sun; former senior counselor to James Hoggan and Associates, Western Canada's leading communications firm.

Jeffrey Giesbrecht, B. Eng., Ll.B.

Vice-president, Legal

Mr. Giesbrecht completed his degree in engineering geophysics in 1989 and worked in mineral exploration throughout North America before receiving a law degree in 1994. Throughout his legal career he has specialized in mining and securities law and has acted as Western Silver's General Counsel since 1998.

B.

Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of Western Silver, as a group during the fiscal year ended September, 2003, for service to Western Silver in all capacities, was $511,163.83.  Certain information about payments to Western Silver's executive officers is set out in the following table:

Summary Compensation Table

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Dale Corman Chairman and CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	144,000 (4) 150,176 (4) 146,455 (4)	650,000 400,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas Patton President and COO	2003 2002 2001	9,600 9,600 9,616	Nil Nil Nil	140,400 (5) 96,760 (5) 100,457(5)	300,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)    Ended September 30

(2)    Represents common shares subject to options.  The Company has not issued any stock appreciation rights.

(3)    The Company does not have any long-term incentive plan

(4)    Paid by the Company pursuant to the terms of a consulting agreement with Dale Corman

(5)    Paid by the Company pursuant to the terms of a consulting agreement with T.C. Patton Consulting, a sole proprietorship controlled by

        Thomas C.

During the fiscal year ended September 30, 2003, no amounts were set aside or accrued by Western Silver or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of Western, pursuant to any existing plan provided or contributed to by Western Silver or its subsidiaries.

C.

Board practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on March 20, 2003.  Each director will continue to serve as such until the next meeting of the shareholders to be held on March 4, 2004.  The officers of the Company are elected by the Board and serve at the Board's pleasure.  Directors are elected annually at the Annual General Meeting of shareholders, whereas officers appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

The Company has no contract with any of its officers or directors that provide for payments upon termination, except as set out below under "Management Agreements".

The Company has an Audit committee consisting of Robert Gayton, Klaus Zeitler and David Williams.  The roles and responsibilities of the Audit committee have been specifically defined in the Company's audit charter and include responsibility for overseeing management reporting on internal control.  The Audit committee has direct communication channels with the external auditors.

In addition to the Audit Committee, the Company has a Nominating Committee consisting of David Williams, Klaus Zeitler and Dale Corman.  The Nominating Committee meets periodically to discuss issues relating to the composition of the Board as a whole and to discuss recommend nominees for directorships to be elected by the shareholders at each annual general meeting.

D.

Employees

The Company has no full-time employees and one part-time employee.  The Company has engaged consultants and an administrative company, which undertakes day-to-day operations.

E.

Share ownership

There were 575,000 options granted during the year ended September 30, 2003.

F.

Outstanding Stock Options Held By Directors and Officers

The following table sets forth, as of September 30, 2003, all outstanding options to purchase common shares of Western held by Directors or Officers of Western; there are no options to purchase shares of any other class of security:

Name	# of Options	Exercise Price	Expiry Date
Dale Corman	100,000	$2.00	Mar 26.2004
	150,000	$2.00	Nov 7.2005
	200,000	$1.50	Oct 15.2006
	200,000	$1.00	Mar 20.2007

Tom Patton	100,000	$2.00	Mar 26.2004
	200,000	$1.00	Mar 20.2007

Lawrence Page, Q.C.	100,000	$3.15	Sept. 17. 2007

Robert Quartermain	50,000	$2.00	Apr 16. 2003
	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007

Michael Halvorson	50,000	$2.00	Mar 26. 2004
	80,000	$1.00	Mar 20. 2007

Lee Bilheimer	30,000	$2.00	Mar 26. 2004

Dr. Klaus Zeitler	80,000	$3.28	Dec. 9, 2007

David Williams	100,000	$4.21	Sept. 24, 2008

Robert Gayton	50,000	$2.00	Mar 26.2004
	25,000	$2.00	Feb 1. 2006
	67,000	$1.00	Mar 20.2007

Joseph Litnosky	35,000	$3.28	Dec. 9, 2007

Jeffrey Giesbrecht	25,000	$2.00	Aug. 20, 2004
	26,500	$1.00	Mar 20, 2007

Gerald Prosalendis	50,000	$4.33	July 31, 2008

Hugh Harbinson	20,000	$2.00	Mar. 26. 2004
	30,000	$3.15	Sept. 17. 2007

Item 7.  Major Shareholders and Related Party Transactions

A.

Major shareholders

As of January 31, 2004, Western Silver believes that approximately 6,826,426 of the issued and outstanding common shares were held by 1,917 registered shareholders with addresses in the United States.

As far as known to Western Silver, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common Shares	All officers and directors as a group (twelve persons)	931,300	2.40%

B.

Related Party Transactions

Management Agreements

By Consulting Agreement made effective October 1, 2002 Dale Corman was retained by the Company for a period of 24 months to provide business, geological and mining consulting services to the Company and act as its Chief Executive Officer for a two year term at an annual fee of $150,000.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person's affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Consulting Agreement as a change of control), Dale Corman has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

By Employment Agreement made effective October 1, 2002, the Company employed Thomas C. Patton as its President for a 24 month term at an annual salary of $9,600, payable at a monthly rate of $800 per month.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person's affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Patton has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Employment Agreement.

By Consulting Agreement made effective October 1, 2002, the Company retained T.C. Patton Consulting, a mining consultant sole proprietorship controlled by Thomas C. Patton, President of the Company since January 1, 1998, to provide business, geological and mining consulting services to the Company, for a 24 month term at an annual fee of $140,400 payable at the rate of $11,700 per month against invoices for services actually performed.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person's affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control),T.C. Patton Consulting has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

Item 8.  Financial Statements

A.

Consolidated Statements and Other Financial Information

The following financial statements of Western Silver are incorporated by reference to this Annual Report:

  Management Responsibility for Financial Reporting

  Auditors' Report.

  Consolidated Balance Sheet at September 30, 2003 and 2002.

  Consolidated Statement of Operations and Deficit for the years ended September 30, 2003, 2002 and 2001.

  Consolidated Statement of Cash Flows for the years ended September 30, 2003, 2002 and 2001.

  Notes to Consolidated Financial Statements

The Company has neither declared nor paid any dividends to date on its outstanding shares.  The Company intends to retain any future earnings to finance the development of its properties and, accordingly, does not anticipate paying any dividends in the foreseeable future.

B.

Significant Changes

Since the date of the annual financial statements, there has been no significant change except for the raising of additional capital referred to in the Company's financial statements.

Item 9.  The Offering and Listing

Since October 1992, Western Silver's common shares have been listed on the Toronto Stock Exchange.  On February 5, 2003 Western Silver's common shares began trading on the American Stock Exchange under the symbol WTZ.  Western Silver's common shares also trade on the Frankfurt Stock Exchange and the Berlin Stock Exchange.

The following tables set forth the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003; and (c) each month for the past six months as reported by the Toronto Stock Exchange.

High and low price for the five most recent fiscal years.

Years Ended	High	Low
September 30, 1999	$3.70	$1.40
September 30, 2000	$2.20	$1.09
September 30, 2001	$1.45	$0.70
September 30, 2002	$4.28	$0.53
September 30, 2003	$5.40	$2.60

High and low prices for each quarterly period for the past two fiscal years ended September 30, 2002 or 2003.

Year and Quarter Ended	High	Low
December 31, 2001	$0.90	$0.53
March 31, 2002	$1.43	$0.58
June 30, 2002	$3.70	$2.28
September 30, 2002	$4.10	$2.35
December 31, 2002	$3.60	$2.60
March 31, 2003	$4.74	$3.33
June 30, 2003	$3.85	$2.71
September 30, 2003	$5.40	$3.20
December 31, 2003	$4.20	$7.10

High and low prices for each month for the past six months.

Month Ended	High	Low
August 2003	$5.05	$4.87

September 2003	$5.00	$4.90
October 2003	$4.85	$4.56
November 2003	$6.18	$6.00
December 2003	$6.98	$6.69
January 2004	$7.20	$6.95

Item 10.  Additional Information

A.

Share capital

Western Silver has 100,000,000 common shares authorized, without par value, of which 38,808,281 shares were issued and outstanding as of January 31, 2004.

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

The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through September 30, 2003.

	Number of Shares	Amount $

Balance at September 30, 2000	22,102,378	41,077,803

Pursuant to a private placement at $1.50 per share, less $14,000 issuance costs	66,667	86,000
Pursuant to a private placement at $1.25 per share, less $1,674 issuance costs	256,000	318,326
Pursuant to a private placement at $1.10 per share	250,000	275,000
Pursuant to a private placement at $1.20 per share, less $22,956 issuance costs	135,000	139,044
Pursuant to a private placement at $1.20 per share	300,000	360,000
Pursuant to a private placement at $1.00 per share, less $15,414 issuance costs	408,000	392,586
Pursuant to a private placement at $0.80 per share, less $30,000 issuance costs	625,000	470,000

Balance at September 30, 2001	24,143,045	43,118,759

Pursuant to a private placement at $0.70 per share, less $7,007 issuance costs	145,000	94,493
Pursuant to a private placement at $0.78 per share	200,000	156,000
Pursuant to a private placement at $0.65 per share, less $190,570 issuance costs	2,797,038	1,627,504
Pursuant to a private placement at $0.65 per share	460,000	299,000
Pursuant to a private placement at $1.03, less $18,810 issuance costs.	342,090	333,543
Pursuant to a private placement at $1.20, less $22,189 issuance costs.	407,000	466,211
Pursuant to a private placement at $3.15, less $343,004 issuance costs.	1,340,000	3,877,996
Pursuant to the exercise of stock options	413,500	503,500
Pursuant to the exercise of warrants	736,375	983,571

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to the exercise of stock options	1,481,000	2,851,802
Pursuant to the exercise of warrants	2,303,417	3,367,636
Pursuant to a private placement at $3.33.	415,616	1,384,000

Balance at September 30, 2003	35,184,081	59,064,015

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

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Western Silver on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls."

In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of Western Silver in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of Western Silver who would have been entitled to vote on it in person or by proxy at a general meeting of Western Silver and that has been consented to in writing by such shareholders of Western Silver holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to Western Silver's articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of Western Silver who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of Western Silver who would have been entitled to vote in person or by proxy at a general meeting of Western Silver, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of Western Silver.

Shareholder Protection Rights Plan

Introduction

On December 11, 2003, the Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan").  At the Company's annual general meeting to be held on March 4, 2004, shareholders will be asked to ratify the Rights Plan, or it will expire at the end of the annual general meeting.  The Rights Plan has a term of five years and will expire at the close of business after the first annual general meeting following the fifth anniversary of the Rights Plan, unless the Rights are earlier redeemed.  The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Company Act (British Columbia) to promote a change in the management or direction of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

A copy of the agreement which gives effect to the Rights Plan (the "Rights Agreement") is available for review during normal business hours at the registered office of the Company, 1550 - 1185 West Georgia Street, Vancouver, B.C., V6E 4E6.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan.  This summary is qualified in its entirety by the Rights Agreement.

General

To implement the Rights Plan, one Right has been issued by the Company pursuant to the Rights Agreement in respect of each common share outstanding at 4:00 p.m. (Vancouver time) on December 11, 2003 (the "Record Time"). One Right also will be issued for each additional common share issued after the Record Time. Each Right will entitle the holder to purchase from the Company one common share at a price of $100 per share, subject to certain anti-dilution adjustments. The Rights will not be exercisable, however, until the Separation Time (defined below). If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase, for $100, common shares having a market value of $200.

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

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time. The "Separation Time" generally means the close of business on the eighth trading day after the earlier of:

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

Permitted Bids

Permitted Bids are exempted from the operation of the Rights Plan. In summary, a "Permitted Bid" is a take-over bid made by way of take-over bid circular and which also complies with the following requirements:

(a)

the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)

the take-over bid must be open for a least 60 days and more than 50% of the outstanding voting shares of the Company (other than shares beneficially owned by the offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken and paid for;

(c)

voting shares may be tendered at any time during such 60 day period and may be withdrawn until taken up and paid for; and

(d)

if more than 50% of the voting shares are so deposited and not withdrawn, a public announcement of such fact must be made and the bid must remain open for a further period of 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right.  A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Company. Shareholders of the Company will initially have 60 days to deposit their shares. If more than 50% of the outstanding common shares of the Company (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and not withdrawn by the end of the such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

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

Stock Option Plans

The Company has three active stock option plans.  The 1996 Stock Option Plan was approved at the Company's annual general meeting in 1996 and amended in 1998.  1,500,000 stock options were available to be granted under the 1996 Stock Option Plan, and 1,500,000 are currently granted. The 1998 Stock Option Plan was approved at the Company's annual general meeting in 1998. 1,000,000 stock options were available to be granted under the 1998 Stock Option Plan, and 1,000,000 are currently granted. The 2000 Stock Option Plan was approved at the Company's extraordinary general meeting in 2000. 2,000,000 stock options were available to be granted under the 2000 Stock Option Plan, and 2,000,000 are currently granted.  The 2002 Stock Option Plan was approved at the Company's annual general meeting in 2002.  1,300,000 stock options were available to be granted under the 2002 Stock Option Plan, and 1,130,000 were granted as of September 30, 2003.

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

Each stock option plan was subject to the approval of The Toronto Stock Exchange and the approval of the Company's shareholders.  Under the policies of The Toronto Stock Exchange, such approval must be given by "disinterested shareholder vote", being a majority of votes cast at the meeting other than votes attaching to securities beneficially owned by insiders of the Company to whom shares may be issued pursuant to such grants, and associates of such persons, if the grants of stock options to insiders of the Company, together with any other proposed stock options or stock option plans (among other things) involving the issuance or potential issuance of shares of the Company to one or more employees, insiders of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company, could result, at any time, in:

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

C.

Material Contracts

1.

Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper S.A. de C.V. dated March 13, 1998, relating to the Penasquito and Faja de Plata projects.

2.

Termination of Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper S.A. de C.V. dated May 5, 1999 pursuant to which Kennecott relinquished certain rights relating to the Penasquito and Faja de Plata projects.

3.

4.

5.

Three Party Agreement between Minera Kennecott S.A. de C.V., Teck Corporation and Western Copper Holdings Limited dated May 4, 1999 pursuant to which Minera Kennecott agreed to hold certain properties in trust for Teck and Western Copper.

6.

Confirmation of Interest Agreement between Teck Corporation, Tenedora Teck Mexico, S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper, S.A. de C.V. (including an Amending Agreement to the Amended and restated Shareholders' Agreement) relating to the San Nicolas project.

7.

Assignment Agreement between Minera Penasquito, S.A. de C.V. and Minera Kennecott, S.A. de C.V. including assignment of agreement between Minera Kennecott, S.A. de C.V. and Rafael Gaytan relating to the Beta concession and assignment of agreement between Minera Kennecott, S.A. de C.V. and José Guadalupe Duron relating to the Alfa concession within the Penasquito project.

8.

Amending Agreement between Minera Penasquito, S.A. de C.V and José Guadalupe Duron relating to the Alfa concession within the Penasquito project.

9.

Agreement between WCI Jerónimo, S.A. de C.V. and Flor Duenas relating to the Virgo, Afrodita, La Reyna and La Reyna F.1 concession within the San Jeronimo project.

10.

Agreement between WCI Jerónimo, S.A. de C.V. and Francisco Gutiérrez relating to the LaSorpresa, El Refugio, San Juan and Don Vincente concession within the San Jeronimo project.

11.

Agreement between WCI Jerónimo, S.A. de C.V. and Mario Alberto Muro Soto relating to the Ana Hilda and Ampl. Ana Hilda concessions within the San Jeronimo project.

12.

Amended and restated Shareholders' Agreement between Minera Western Copper, S.A. de C.V. and Tenedora Teck Mexico, S.A. de C.V. relating to the San Nicolas project dated May 4, 1999.

13.

Property Agreement for the San Jerónimo Property between Apex Silver Mines Corporation and Western Silver Corporation, dated June 1, 2002.

14.

Property Agreement for the El Pirul Property between Apex Silver Mines Corporation and Western Silver Corporation, dated March 15, 2002

15.

Consulting Agreement between the Company and Dale Corman dated October 1, 2002.

16.

Employment Agreement between the Company and Thomas C. Patton dated October 1, 2002.

17.

Consulting Agreement between the Company and T.C. Patton Consulting dated October 1, 2002.

D.

Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See "Taxation."

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Western Silver on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Western Silver was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Western Silver and the value of the assets of Western Silver, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Western Silver.  An investment in the common shares by a WTO Investor, or by a non-Canadian when Western Silver was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Western Silver and the value of the assets of Western Silver, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million.  A non-Canadian would acquire control of Western Silver for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Western Silver unless it could be established that, on the acquisition, Western Silver was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of Western Silver in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of Western Silver by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Western Silver, through the ownership of the common shares, remained unchanged.

E.

Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of Western by a United States resident, and who holds common shares solely as capital property (a "U.S. Holder").  This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty").  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is encouraged to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of Western Silver and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder.  Western Silver is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

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

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder's country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a United States Investor.

Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") as described below, the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period.  The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution.  The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.

2.

The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received.  The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year).  A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder.  (In temporary regulations, Treasury provides procedures for both retroactive and protective elections).  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election.  Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Secretary.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the result will be that the PFIC will qualify as a "pedigreed QEF" with respect to the shareholder.  If a QEF is an un-pedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF treatment.  Certain elections are available which enable shareholders to convert an un-pedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.  A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center.  As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares.  In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

Because the Company's stock is "marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock.  A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years.  While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation.  In particular, a U.S. Holder should determine whether such shareholder should elect to have Western Silver be treated as a Qualified Electing Fund.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of Western Silvers Common Shares.

U.S. Holders

As used herein, a "U.S. Holder," includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Western's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that Western has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions.  (See more detailed discussions at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of Western, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares.  Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on Western Silver's common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Western if such U.S. Holder owns shares representing at least 10% of the voting power and value of Western Silver.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of Western Silvers common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income, such as "passive income,"  "high withholding tax interest, "financial services income," "shipping income", and certain other classifications of income.  The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in the common shares.  The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder's holding period.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.

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

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time.  A holder or prospective holder of Western's common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of Western.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Western Silver is exposed to market risk, primarily related to foreign exchange.  Western Silver uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in Mexico where Western is conducting exploration activities.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations.  The Company exchanges Canadian dollars to fund its Mexican operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will not occur in the future.

The Company has no long-term debt, therefore, the Company does not believe the interest rate market risk to be material.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

As of the end of the period covered by this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule

 13a-14.  Based upon that evaluation, the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in this Form 20-F.

There have been no significant changes in the Company's internal controls or other factors, which could significantly affect internal controls subsequent to the date that the Company carried out its evaluation.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Mr. Robert Gayton serves as the Audit Committee financial expert.  He has been a member of the Audit Committee since January 20, 2004.

Item 16B.  Code of Ethics

Western Silver has adopted a code of ethics that applies to its principal executive officer, principal financial officers and principal accounting officers or controller.  You may obtain a copy of our code of ethics without charge upon request.

Item 16C.  Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid its auditors, PricewaterhouseCoopers, the following fees:

	Sept. 30
	2003	2002
Audit Fees	$26,734	$24,264
Audit Related Fees	$17,000	$0
Tax Fees	$15,600	$7,000
All Other Fees	$28,735	$2,469

The above listed services were approved by the Company's audit committee.

Item 16D.  Exemption from the Listing Standards for Audit Committee

The Company believes that all of the members of the audit committee were deemed "independent".

Item 16E.  Purchase of Equity Security by the Issuer and Affiliate Purchaser

None

Item 17.  Financial Statements

Incorporated by Reference to Item 8

Item 18.  Financial Statements

Item 19.  Exhibits

Index of Exhibits

Exhibit

  No.

2.1

Plan of Reorganization and Arrangement Agreement (2)

3.1

Certificate of Incorporation for Western Copper Holdings Limited(1)\

6.1

Consulting Agreement between the Company and Dale Corman dated October 1, 2002. (5)

6.2

Employment Agreement between the Company and Thomas C. Patton dated Oct. 1, 2002. (5)

6.3

Consulting Agreement between the Company and T.C. Patton Consulting dated October 1, 2002. (5)

10.1

Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Mienra Western Copper S.A. de C.V. dated March 13, 1998, relating to the Penasquito and Faja de Plata projects. (4)

10.2

Termination of Property Rights Agreement between Kennecott Exploration Company, Minera Kennecott S.A. de C.V., Western Copper Holdings Limited and Mienra Western Copper S.A. de C.V. dated May 5, 1999 pursuant to which Kennecott relinquished certain rights relating to the Penasquito and Faja de Plata projects. (4)

10.3

Three Party Agreement between Minera Kennecott S.A. de C.V., Teck Corporation and Western Copper Holdings Limited dated May 4, 1999 pursuant to which Minera Kennecott agreed to hold certain properties in trust for Teck and Western Silver. (4)

10.4

Confirmation of Interest Agreement between Teck Corporation, Tenedora Teck Mexico, S.A. de C.V., Western Copper Holdings Limited and Minera Western Copper, S.A. de C.V. (including an Amending Agreement to the Amended and restated Shareholders' Agreement) relating to the San Nicolas project. (4)

10.5

Assignment Agreement between Minera Penasquito, S.A. de C.V. and Minera Kennecott, S.A. de C.V. including assignment of agreement between Minera Kennecott, S.A. de C.V. and Rafael Gaytan relating to the Beta concession and assignment of agreement between Minera Kennecott, S.A. de C.V. and José Guadalupe Duron relating to the Alfa concession within the Penasquito project. (4)

10.6

Amending Agreement between Minera Penasquito, S.A. de C.V and José Guadalupe Duron relating to the Alfa concession within the Penasquito project. (4)

10.7

Agreement between WCI Jerónimo, S.A. de C.V. and Flor Duenas relating to the Virgo, Afrodita, La Reyna and La Reyna F.1 concession within the San Jeronimo project. (4)

10.8

Agreement between WCI Jerónimo, S.A. de C.V. and Francisco Gutiérrez relating to the LaSorpresa, El Refugio, San Juan and Don Vincente concession within the San Jeronimo project. (4)

10.9

Agreement between WCI Jerónimo, S.A. de C.V. and Mario Alberto Muro Soto relating to the Ana Hilda and Ampl. Ana Hilda concessions within the San Jeronimo project. (4)

10.10

Amended and restated Shareholders' Agreement between Minera Western Copper, S.A. de C.V. and Tenedora Teck Mexico, S.A. de C.V. relating to the San Nicolas project dated May 4, 1999. (4)

10.11

Letter Agreement with Minera Dolores Angustias y Axexas, S.A. de C.V. regarding El Salvador Property. (3)

10.12

Interim Credit Facility with Teck Cominco regarding financing expenditures at El Salvador Property. (4)

10.13

Property agreement with Apex Silver Mines Corporation regarding the San Jeronimo property. (5)

10.14

Property agreement with Apex Silver Mines Corporation regarding the El Priul property. (5)

31.1

Principal Executive Officer's Certification

31.2

Principal Financial Officer's Certification

32.1

Principal Executive and Financial Officers' Certifications Pursuant to Section 906

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

(4)

Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 2001.

(5)

Submitted with Western Silver FORM 20-F filing for fiscal year ended September 30, 2002.

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

December 16, 2003

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 11, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

Robert J. Gayton

Vice President Finance

Thomas C. Patton

President

Auditors' Report

To the Shareholders of

Western Silver Corporation

We have audited the consolidated balance sheets of Western Silver Corporation (formerly Western Copper Holdings Limited) (an exploration stage company) as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and shareholders' equity for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

/s/ PricewaterhouseCoopers

Vancouver, B.C., Canada

November 14, 2003

(except as to note 12, which is as of December 16, 2003)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Balance Sheets

As at September 30, 2003 and 2002

(expressed in Canadian dollars)

	2003 $	2003 $
Assets
Current assets
Cash and cash equivalents	2,744,038	4,119,804
Restricted cash and securities	-	348,821
Accounts receivable and prepaid expense	194,198	50,660
	2,938,236	4,519,285
Long-term investment (note 3)	267,092	267,092
Plant, property and equipment - net of accumulated depreciation of $43,613 (2002 - $43,073)	1,839	2,380
Mineral properties (note 4)	39,447,235	33,985,709
	42,654,402	38,774,466
Liabilities
Current liabilities
Accounts payable and accrued liabilities	871,567	2,675,524
Exploration commitments	-	348,821
	871,567	3,024,345
Shareholders' Equity
Capital stock (note 5)	59,064,015	51,460,577
Value assigned to stock options (note 5)	269,257	-
Deficit	(17,550,437)	(15,710,456)
	41,782,835	35,750,121
	42,654,402	38,774,466
Nature of operations (note 1)
Subsequent events (note 12)

       Approved by the Board of Directors

       By: /s/ F. Dale Corman                                  By: /s/ Thomas C. Patton

             Chief Executive Officer                                  President

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $

General exploration expenditures	20,005	10,749	83,773

Write-off (recovery) of mineral properties (note 4)	329,503	(258,577)	8,075,116

	349,508	(247,828)	8,158,889

Administrative expenses
Accounting and legal	159,735	67,904	75,242
Capital taxes	9,551	-	-
Consulting	381,046	311,056	297,939
Depreciation	541	3,637	8,550
Filing and transfer fees	176,262	55,013	35,396
Foreign exchange	(26,569)	33,204	19,584
Miscellaneous	14,643	14,648	10,475
Office and administration	237,461	157,561	169,840
Promotion and travel	350,644	141,788	108,828
Stock-based compensation	269,257	-	-

	1,572,571	784,811	725,854

Loss before other income (expenses)	(1,922,079)	(536,983)	(8,884,743)

Other income (expenses)
Gain (loss) on sale of securities	-	6,626	(21,220)
Interest income	82,098	19,997	4,617

	82,098	26,623	(16,603)

Loss for the year	(1,839,981)	(510,360)	(8,901,346)

Deficit - Beginning of year	(15,710,456)	(15,200,096)	(6,298,750)

Deficit - End of year	(17,550,437)	(15,710,456)	(15,200,096)

Basic and diluted loss per common share	(0.06)	(0.02)	(0.39)

Weighted average number of common shares outstanding	33,087,922	27,086,487	23,066,194

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $
Cash flows provided by (used in)

Operating activities
Loss for the year	(1,839,981)	(510,360)	(8,901,346)
Items not affecting cash
Write-off (recovery) of mineral properties	329,503	(258,577)	8,075,116
Depreciation	541	3,637	8,550
Stock-based compensation	269,257	-	-
(Gain) loss on sale of securities	-	(400)	21,220

	(1,240,680)	(765,700)	(796,460)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(143,538)	(37,344)	(6,043)
Accounts payable and accrued liabilities	44,743	(111,578)	(19,459)

	(1,339,475)	(914,622)	(821,962)

Financing activities
Shares issued for cash - net of issue costs	7,603,438	8,341,818	1,940,956

Investing activities
Long-term investment	-	16,400	(15,420)
Property, plant and equipment	-	(2,702)	-
Mineral properties	(5,791,029)	(4,421,638)	(2,920,747)
Accounts payable and accrued liabilities	(1,848,700)	1,063,112	1,825,206
Exploration commitments	(348,821)	348,821	-
Restricted cash and securities	348,821	(348,821)	-

	(7,639,729)	(3,344,828)	(1,110,961)

(Decrease) increase in cash and cash equivalents	(1,375,766)	4,082,368	8,033

Cash and cash equivalents - Beginning of year	4,119,804	37,436	29,403

Cash and cash equivalents - End of year	2,744,038	4,119,804	37,436

Supplemental cash flow information

Non-cash financing and investing activities
Mineral property costs included in accounts payable written off against income and deferred costs	-	706,577	-

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Shareholders' Equity

For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	-	Common shares
	Number of shares	Amount $	Share subscription $	Cumulative deficit $	Value assigned to stock options $	Value shareholders' equity $

Balance - September 30, 2000	22,102,378	41,077,803	100,000	(6,298,750)	-	34,879,053

During the year ended September 30, 2001
Issue of shares
Private placements	2,040,667	2,125,000	(100,000)	-	-	2,025,000
Share issue costs	-	(84,044)	-	-	-	(84,044)
Loss for the year	-	-	-	(8,901,346)	-	(8,901,346)

Balance - September 30, 2001	24,143,045	43,118,759	-	(15,200,096)	-	27,918,663

During the year ended September 30, 2002
Issue of shares
Private placements	5,691,128	7,436,327	-	-	-	7,436,327
Exercise of warrants	736,375	983,571	-	-	-	983,571
Exercise of stock options	413,500	503,500	-	-	-	503,500
Share issue costs	-	(581,580)	-	-	-	(581,580)
Loss for the year	-	-	-	(510,360)	-	(510,360)

Balance - September 30, 2002	30,984,048	51,460,577	-	(15,710,456)	-	35,750,121

During the year ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	-	-	-	1,384,000
Exercise of warrants	2,303,417	3,367,636	-	-	-	3,367,636
Exercise of stock options	1,481,000	2,851,802	-	-	-	2,851,802
Options granted to consultants	-	-	-	-	269,257	269,257
Loss for the year	-	-	-	(1,839,981)	-	(1,839,981)

Balance - September 30, 2003	35,184,081	59,064,015	-	(17,550,437)	269,257	41,782,835

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Nature of operations

Western Silver Corporation (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and the future development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the exploration and future development of its mining properties or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, the proceeds of its private placement subsequent to the year-end (note 12), and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below:

Western Copper International Ltd. (BVI)

WCI (Penasquito) Limited (BVI)

Minera Penasquito, S.A. de C.V. (Mexico)

WCI (Nicolas) Limited (BVI)

Minera Faja de Plata, S.A. de C.V. (Mexico)

WCI (Geronimo) Limited (BVI)

WCI Jeronimo Mexico, S.A. de C.V. (Mexico)

Minera Western Copper, S.A. de C.V. (Mexico)

Carmacks Copper Ltd.

Western Copper Holdings Inc. (United States)

(1)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Plant, property and equipment

Plant, property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

(2)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the year and that the company will use these proceeds to purchase its common shares at their average market price during the year.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

The company's foreign subsidiaries are considered to be integrated operations and as a result they maintain their records in Canadian dollars.

Stock-based compensation plans

Effective October 1, 2002, the company adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after October 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock-based payments to employees and directors, the company has elected not to follow the fair value based method of accounting for stock options. As a result, the company discloses in note 5(c) the pro forma effect of accounting for stock options granted to employees and directors subsequent to October 1, 2002 using the fair value based method.

(3)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Long-term investment

	2003

	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.
Shares	1,498,460	267,092	352,138

	2002

	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.
Shares	1,498,460	267,092	89,908

The holding of Quaterra Resources Inc. (Quaterra) shares has been accounted for as a long-term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

The company has officers and directors in common with Quaterra.

(4)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Mineral properties

	Total costs to September 30, 2001 $	Costs incurred during 2002 $	Disposition/ write-offs during 2002 $	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $

Mexico
Faja de Plata Penasquito
Acquisition	11,202,506	1,428,260	-	12,630,766	1,241,246	-	13,872,012
Exploration	1,441,174	2,145,406	-	3,586,580	3,444,320	-	7,030,900
San Jeronimo
Acquisition	561,994	71,801	-	633,795	7,959	-	641,754
Exploration	989,130	13,441	-	1,002,571	56,918	-	1,059,489
Ramos	2,121,882	150,062	(448,000)	1,823,944	444,229	-	2,268,173

	16,316,686	3,808,970	(448,000)	19,677,656	5,194,672	-	24,872,328

El Salvador
Acquisition	1,775,608	114,064	-	1,889,672	-	-	1,889,672
Exploration
El Salvador	2,424,236	-	-	2,424,236	-	-	2,424,236
San Nicolas	3,556,152	438,373	-	3,994,525	317,570	-	4,312,095
Tamara	1,805,489	43,770	-	1,849,259	-	-	1,849,259

	9,561,485	596,207	-	10,157,692	317,570	-	10,475,262

Almoloya
Acquisition	-	-	-	-	25,443	-	25,443
Exploration	-	3,859	-	3,859	36,161	-	40,020

	-	3,859	-	3,859	61,604	-	65,463

El Pirul
Acquisition	9,483	1,584	-	11,067	6,300	(17,367)	-
Exploration	107,796	10,996	-	118,792	156,772	(275,564)	-

	117,279	12,580	-	129,859	163,072	(292,931)	-

Naranjo
Exploration	16,621	22	-	16,643	19,929	(36,572)	-

Bacanora
Acquisition	-	-	-	-	3,555	-	3,555
Exploration	-	-	-	-	30,627	-	30,627

	-	-	-	-	34,182	-	34,182

Canada
Carmacks
Acquisition	4,000,000	-	-	4,000,000	-	-	4,000,000

	30,012,071	4,421,638	(448,000)	33,985,709	5,791,029	(329,503)	39,447,235

(5)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

Faja de Plata

i)

Penasquito

Effective June 28, 2001, the company's interest in Penasquito, through its subsidiary Minera Penasquito, S.A. de C.V., reverted back to 100% following the termination of an option agreement with Mauricio Hochschild & Cia. Ltda. (Hochschild). During the term of the agreement, Hochschild, besides incurring exploration expenditures, made a US$500,000 land purchase payment, leaving two such payments to be made by the company.

The company negotiated a deferral of the remaining Penasquito property payments. The new terms required payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003 (paid). These payments represent the major portion of the total Penasquito acquisition costs incurred during years 2002 and 2003, respectively.

The company resumed exploration of the Penasquito property in fiscal 2002. Considerable exploration work occurred at Penasquito during the current period, with the majority being conducted on the Chile Colorado zone. This work led to the preparation of a scoping study based on the Chile Colorado zone. Exploration expenditures were also incurred on the Penasco, La Palma and El Sotol areas of the Penasquito property.

Kennecott Exploration Company (Kennecott) retains an uncapped royalty on Penasquito of 2%. Minera Catasillas also retains a 3% NSR royalty capped at US$5 million on 100 hectares centered on Penasco.

ii)

San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Hochschild, whereby Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company's interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to the company, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000. Apex is meeting its obligations under this agreement. Apex earns an additional 10% if it arranges all funding necessary to bring the property to commercial production.

(6)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Kennecott retains an uncapped royalty on San Jeronimo of 2%.

iii)

Ramos

Minera Teck S.A. de C.V. (Minera Teck) and Minera Western Copper S.A. de C.V. (Minera Western) formed a joint venture in fiscal 1999 with each having a 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. During fiscal 2003, Minera Teck agreed to drop its interest in Ramos. Minera Western dropped a portion of Ramos but retained that portion of the property believed to be the most prospective and will be carrying out a drilling program in 2004.

A former director of the company is an officer of Teck Cominco.

b)

El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western agreed with Minera Teck, to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

As a result of amendments to the agreement in years 1999 and 2000, as at September 30, 2003, Minera Teck holds 65% of the shares of Minera Tama, a Mexican corporation formed to hold the properties, and Minera Western holds the remaining 35%. Within the El Salvador project, approximately one-third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporacion, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held by Minera Tama.

Future funding will be on a Minera Teck 65% - Minera Western 35% basis. Minera Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck and Teck Cominco is that Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.

The San Nicolas massive sulphide deposit, along with the adjoining El Salvador and Tamara properties, has been on care and maintenance status during years 2002 and 2003. Costs incurred include tenure holding costs, limited drilling and acquisition of small parcels of land.

(7)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)

Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During the year, Anglo decided to abandon the project. The company has therefore taken title to all the property included in the joint venture.

d)

Carmacks Copper Project

In 1989, the company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, were written off.

e)

El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in the state of Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company operated a jointly funded US$200,000 exploration program, which would be completed in three stages, consisting of data evaluation, geophysics and drilling.

The exploration program was completed in fiscal 2003. Both parties have decided to abandon the property and the costs associated with the property were therefore written off during the year.

f)

Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration was planned until a number of invalid contiguous claims were declared open for staking. As these claims did not become available, the company has decided to drop the property. Accordingly, the costs associated with this project were written off during the year.

(8)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2000	22,102,378	41,077,803

Pursuant to private placements	2,040,667	2,040,956

Balance at September 30, 2001	24,143,045	43,118,759

Pursuant to private placements	5,691,128	6,854,747
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

a)

The following summarizes the issuance of capital stock during the year ended September 30, 2003:

  The company received $3,367,636 from the exercise of 2,303,417 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share purchase warrant.

  The company received $2,851,802 from the exercise of 1,481,000 share purchase stock options at exercise prices ranging from $1.00 to $3.28 per share purchase stock option.

  The company received $1,384,000 from the issuance of 415,616 shares through a private placement at $3.33 per share.

(9)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

Share purchase warrants

A summary of the company's warrants outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $	September 30, 2001	Weighted average exercise price $

Balance outstanding - Beginning of year	4,350,340	1.80	2,213,332	1.80	899,814	1.98
Issued	23,077	0.80	3,173,381	1.67	1,686,667	1.74
Exercised	(2,303,417)	1.43	(736,375)	1.34	-	-
Cancelled/expired	-	-	(299,998)	2.00	(373,149)	1.96

Balance outstanding and exercisable - End of year	2,070,000	2.31	4,350,340	1.80	2,213,332	1.80

Share purchase warrants outstanding and exercisable as of September 30, 2003 are as follows:

Exercise price $	Warrants outstanding and exercisable at September 30, 2003	Average remaining contractual life (years)

1.00 - 1.50	805,000	0.43
1.60 - 2.00	461,000	0.68
3.15 - 4.00	804,000	0.80

	2,070,000	0.63

(10)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. As at September 30, 2003, 3,205,500 options were outstanding and an additional 95,000 options were available for granting under the plans.

A summary of the company's options outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $	September 30, 2001	Weighted average exercise price $

Balance outstanding - Beginning of year	4,111,500	1.68	2,595,000	1.98	2,220,000	1.94
Granted	575,000	3.64	2,225,000	1.28	530,000	2.00
Exercised	(1,481,000)	1.93	(413,500)	1.22	-	-
Cancelled/expired	-	-	(295,000)	2.00	(155,000)	1.43

Balance outstanding - End of year	3,205,500	1.92	4,111,500	1.68	2,595,000	1.98

At as September 30, 2003, 3,130,000 options were exercisable at a weighted average exercise price of $1.88. All options outstanding were exercisable as at September 30, 2002 and 2001.

Exercise price $	Options outstanding at September 30, 2003	Average remaining contractual life (years)

1.00 - 1.50	1,555,500	3.44
2.00	1,015,000	1.38
3.10 - 4.33	635,000	4.17

	3,205,500	2.93

Pursuant to the new CICA standard on accounting for stock-based compensation, compensation expense on stock options granted to directors and employees is disclosed as pro forma information. The company also granted 165,000 options to non-employees. The fair value of these options was $269,257, which was charged to the income statement.

(11)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model with the following assumptions as at September 30, 2003:

Average risk-free interest rate	3.7%
Expected dividend yield	-
Expected stock price volatility	75%
Expected option life in years	3.5

The pro forma effect on net loss and loss per share for the year ended September 30, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

$

Net loss for the year
Reported	(1,839,981)
Stock-based compensation	(835,819)

Pro forma	(2,675,800)

Basic and diluted loss per share
Reported	0.06
Pro forma	0.08

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options granted/vested during the year.

Related party transactions

a)

Included in accounts payable and accrued liabilities is $4,835 (2002 - $6,717) owing to companies/proprietorships controlled by directors and officers of the company.

b)

Included in accounts receivable is $132,136 (2002 - $23,063) owed by companies with common directors.

(12)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)

During the year ended September 30, 2003, the company incurred:

i)

$72,000 (2002 - $72,000; 2001 - $72,000) in charges for administrative services and rent from a company controlled by a director

ii)

$11,625 (2002 - $4,115; 2001 - $6,149) in legal expenses from a legal firm in which a director practises as a partner

iii)

fees totalling $382,938 (2002 - $318,835; 2001 - $305,647) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

d)

All other related party transactions are disclosed elsewhere in these consolidated financial statements.

Income taxes

As at September 30, 2003, the company has accumulated non-capital losses available for carry-forward of approximately $3,820,000, which will expire between 2004 and 2010. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $6,163,000, which are available for reduction of future taxable income. In addition, the company's Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

(13)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2003 $	2002 $

Statutory tax rate	37.62%	39.62%

Loss for the year	(1,839,981)	(510,360)

Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(692,201)	(202,205)
Non-deductible items	3,699	668
Difference between Canadian and foreign tax rates	25,313	954
Losses for which no income tax benefit has been recognized	663,189	200,583

	-	-

b)

The significant components of the company's future tax assets are as follows:

	2003 $	2002 $

Future income tax assets
Mineral property interests	1,667,084	1,658,555
Operating loss carry-forward	1,375,632	696,126
Other	13,732	13,540

Benefit from losses	3,056,448	2,368,221
Valuation allowance for future tax assets	(3,056,448)	(2,368,221)

	-	-

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Segmented information

Industry information

(14)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the years ended September 30, 2003, 2002 and 2001 were derived from interest income, which was earned in Canada.

The company's non-current assets by geographic location are as follows:

	2003 $	2002 $

Canada	4,268,931	4,269,472
Mexico	35,447,235	29,985,709

	39,716,166	34,255,181

Financial instruments

a)

Fair value

The fair values of cash and cash equivalents, accounts receivable, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the company's long-term investment will fluctuate with market prices. The fair market value of the long-term investment is greater than cost by $85,046 at September 30, 2003 (2002 - $177,184 less than cost). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b)

Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

(15)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Shareholder rights plan

During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

The Plan expired in February 2003.

Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a)

Consolidated balance sheets

	2003 $	2002 $	2001 $

Long-term investment - under Canadian GAAP	267,092	267,092	283,092
Unrealized gain (loss)	85,046	(177,184)	16,815

Long-term investment - under U.S. GAAP	352,138	89,908	299,907

Mineral properties - under Canadian GAAP	39,447,235	33,985,709	30,012,071
Cumulative exploration expenditures written off under U.S. GAAP (c)	(32,777,729)	(28,557,449)	(26,012,071)

Mineral properties - under U.S. GAAP	6,669,506	5,428,260	4,000,000

(16)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Shareholders' equity - under Canadian GAAP	41,782,835	35,750,121	27,918,663
Measurement differences
Deficit - under Canadian GAAP	17,550,437	15,710,456	15,200,096
Deficit - under U.S. GAAP	(50,243,120)	(44,445,089)	(41,195,352)

Shareholders' equity - under U.S. GAAP	9,090,152	7,015,488	1,923,407

b)

Consolidated statements of loss and deficit

	2003 $	2002 $	2001 $

Loss for the year - under Canadian GAAP	1,839,981	510,360	8,901,346
Exploration expenditures for the year (c)	4,549,783	2,993,378	2,894,079
Exploration costs written off during the year that would have been expensed in the year incurred	(329,503)	(448,000)	(172,560)

Loss for the year - under U.S. GAAP	6,060,261	3,055,738	11,622,865
Unrealized (gain) loss on available-for-sale securities (d)	(262,230)	193,999	(146,816)

Comprehensive loss - under U.S. GAAP	5,798,031	3,249,737	11,476,049

Loss per common share before comprehensive income - under U.S. GAAP	0.18	0.11	0.50

Deficit - under U.S. GAAP - Beginning of year	44,445,089	41,195,352	29,719,303
Comprehensive loss - under U.S. GAAP	5,798,031	3,249,737	11,476,049

Deficit - under U.S. GAAP - End of year	50,243,120	44,445,089	41,195,352

Accumulated other comprehensive loss (gain)
Beginning of year - under U.S. GAAP	177,184	(16,815)	130,001
Other comprehensive (gain) loss	(262,230)	193,999	(146,816)

End of year - under U.S. GAAP	(85,046)	177,184	(16,815)

c)

Mineral property exploration expenditures

(16)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered on an undiscounted cash flow basis.

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

d)

Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

e)

Recent accounting developments

The CICA has issued CICA 3110, "Asset Retirement Obligations". The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until it reaches its development stage.

The CICA has issued CICA 3063, "Impairment of Long-Lived Assets." This standard is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

(17)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51," (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the company's 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

The CICA has released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company will be required to adopt the standard on October 1, 2004.

Subsequent events

Effective December 16, 2003, the company announced that it has completed a financing with agents Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc., and Orion Securities Inc. The financing was for gross proceeds of $12,360,000, consisting of 2,000,000 common shares plus an underwriter's option for an additional 400,000 common shares, all sold at an issue price of $5.15 each. The underwriter's option was increased from 10% to 20% in response to additional demand. The agents have received 240,000 agent's warrants to purchase common shares of Western for a period of 12 months at $5.78 per common share.

A portion of the proceeds of the financing will be used to conduct further exploration and development of a number of zones within the Penasquito district. The company is currently conducting infill drilling of the Chile Colorado zone, and intends to conduct further drilling at Penasco, El Sotol, and La Palma discoveries.

(18)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and had duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2004

Western Silver Corporation

By: /s/ F. Dale Corman

       Chief Executive Officer