Form 40-F
period 2004-09-30
WESTERN SILVER CORP
filed 2005-02-22
CIK 896066

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

Commission File Number 001-31597

WESTERN SILVER CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1090	None
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SUITE 1550, 1185 WEST GEORGIA STREET

VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4E6

(604) 684-9497

(Address and telephone number of Registrant's principal executive offices)

Donald J. Puglisi Puglisi & Associates 850 Library Avenue, Suite 204 P.O. Box 885 Newark, Delaware 19715 (302) 738-6680

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
---------------------

Securities registered pursuant to Section 12(b) of the Act:

Title of each class

Name of exchange

on which registered

Common Shares

American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

40-F

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

For annual reports, indicate by check mark the information filed with this Form.

[ X ] Annual information form     [ X ] Audited annual financial statements

At September 30, 2004, there were 41,241,581 Common Shares issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").

Yes ______

No ___X __

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X__

No ______

40-F

CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

Based on an evaluation as of September 30, 2004, by the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended September 30, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.  Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has established an Audit Committee (within the meaning of section 3(a)(58)(A) of the Exchange Act) comprised of members of the Board of Directors (the "Board").  The members of the Audit Committee are Robert Gayton (Chairman), David Williams and Klaus Zeitler.  The Board has determined that Robert Gayton is an "audit committee financial expert" (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).

40-F

CODE OF BUSINESS CONDUCT AND ETHICS

The Company adopted a Code of Business Conduct and Ethics (the "Code") that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Company has posted the Code on its Internet website:  www.westernsilvercorp.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by PricewaterhouseCoopers LLP for each of the fiscal years ended September 30, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees, in U.S. dollars, are set forth in the table below:

Category	Year Ended September 30, 2004	Year Ended September 30, 2003
Audit Fees (1)	$48,658	$35,556
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	28,909	12,683
All Other Fees (4)	533	23,361
Total	$78,100	$71,600

The nature of each category of fees is described below:

        (1)  Audit  Fees:  Includes services provided by the independent auditor in connection with review of statutory and regulatory filings, review of the Company's interim financial statements and audit of the Company's annual financial statements.

        (2)  Audit-Related Fees:  Includes services provided by the independent auditor in connection with due diligence related to acquisition transactions, review of pension plans and assistance with compliance with U.S. securities law.

        (3)  Tax  Fees:  Includes services rendered by the independent auditor mainly for tax compliance, tax advice and tax planning.

        (4)  All  Other Fees:  Includes services provided by the independent auditor for matters other than the foregoing.

40-F

Audit and Non-Audit Services Pre-Approval Policy

       The Audit Committee of the Board has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by PricewaterhouseCoopers LLP, the Company's independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee, provided the Audit Committee is informed of each particular service. All of the services of PricewaterhouseCoopers LLP provided during the year ended September 30, 2004, set forth in the table above were approved in advance by the Audit Committee.  The Audit Committee reviews with PricewaterhouseCoopers LLP whether the non-audit services to be provided are compatible with maintaining the auditors' independence.

OFF-BALANCE SHEET ARRANGEMENTS

All off-balance sheet arrangements to which the Company is a party are contractual obligations disclosed at "Tabular Disclosure of Contractual Obligations" below.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is contained in the Management Discussion and Analysis for the 12-month period ended September 30, 2004 under the heading "Long Term Contractual Obligations", which disclosure is incorporated herein by reference.

40-F

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X on November 26, 2004, in connection with the filing of its Registration Statement on Form F-10, file no. 333-120799.

FORWARD-LOOKING STATEMENTS

        Certain statements in this Annual Report on Form 40-F or in documents incorporated by reference are forward-looking statements (as such term is  defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and  assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, changes in the relative values of certain currencies, fluctuations in metal prices, changes in government regulation, adverse changes in general market and industry conditions, political and economic risks of foreign operations and environmental regulation.  Reference is made to the section entitled "Description of the Business -- Risk Factors" on page 4 of the Annual Information Form for the year ended September 30, 2004, included as Exhibit 99.1 to this Annual Report on Form 40-F.

        Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results on developments  anticipated by the Registrant will be realized. The Registrant undertakes no obligation to update or revise any forward-looking statements.

40-F

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  February 14, 2005

WESTERN SILVER CORPORATION

By: /s/ Jeffrey Giesbrecht_____________

Name: Jeffrey Giesbrecht

Title: Vice-President, Legal

40-F

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1

Renewal Annual Information Form of the Company for the year ended September 30, 2004.

99.2

Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company for the year ended September 30, 2004.

99.3

Consolidated Financial Statements of the Company for the year ended September 30, 2004, together with the auditors' report thereon dated November 12, 2004, except for Note 14 for which the date is December 23, 2004 (Note 13 to the Consolidated Financial Statements discloses differences in generally accepted accounting principles between Canada and the United States).

99.4

Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

99.41

Consent of M3 Engineering & Technology Corporation

99.42

Consent of Marlow Mining Engineering Services

99.5

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.6

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.7

Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 99.1

RENEWAL

ANNUAL INFORMATION FORM

WESTERN SILVER CORPORATION

For the 12 month period ended September 30, 2004

Dated February 14, 2005

PRELIMINARY NOTES

In this Annual Information Form (the "AIF"), Western Silver Corporation, together with its subsidiaries, as the context requires, is referred to as "Western Silver" or the "Company".  All information contained herein is as at February 14, 2005, unless otherwise stated.

Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended September 30, 2004.  The financial statements and management's discussion and analysis are available at www.westernsilvercorp.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Definitions and Technical Terms

Capitalized terms, that are not otherwise defined in the body of this AIF, and technical terms are defined in "Glossary and Technical Terms" herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to pre-feasibility studies performed on the Penasquito Project (as defined below), the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Silver to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation

- ii -

activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this AIF.  Although Western Silver has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulation issued by the British Columbia Securities Commission ("BC Securities Commission").  In this AIF, the Company is required to provide detail information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes its properties utilizing mining terminology such as "indicated" in connection with resources that are required by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").  The Company has no properties that contain "reserves" as defined by the SEC.

- iii -

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this AIF, the following terms have the following meanings:

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.
Anomalous	inconsistent with or deviating from what is usual, normal or expected.
Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values.
Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Carried interest	an interest which does not require funding.

CSA	Canadian Securities Administrators
Felsic	light-colored igneous rock poor in iron and magnesium content, abundant in feldspars and quartz.
Geology	a science that deals with the history of the earth as recorded in rocks.
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

g/t	grams per tonne
Intrusive/intrusion	an igneous rock that was once molten and has "intruded" into pre-existing rocks in that state, after which it cools.
Kennecott	Kennecott Canada Explorations Inc.
Mineralization	minerals of value occurring in rocks.
NI 43-101	National Instrument 43-101 "Standards of Disclosure for Mineral Projects".
NSR	net smelter return - a royalty consisting of a percentage of the net value metal produced.

- iv -

Ore	a naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.
SAG	Semi-autogenous grinding - a method of grinding ore in which the grinding media consist of larger pieces of rock and steel balls

Sulphide	a compound containing sulphur and some other metal.
Teck or Teck Cominco	Teck Cominco Limited, a mining company with its head office in Vancouver, Canada. Teck Cominco is a joint venture partner of Western Silver.
VMS	Volcanogenic Massive Sulphide - a deposit of massive sulfide mineralization of volcanic origin commonly containing pyrite and variable amounts of gold, silver, copper, lead and zinc mineraliztion.

CORPORATE STRUCTURE

Name, Address and Incorporation

Western Silver was incorporated as Western Copper Holdings Limited under the laws of the Province of British Columbia on July 11, 1984 by registration of its memorandum and articles pursuant to the Company Act (British Columbia).  The Company increased its authorized capital from 20,000,000 common shares to 100,000,000 common shares on May 8, 1998 by amending its Memorandum.  Western Silver changed its name to its current name by registration of an amendment to its Memorandum on March 20, 2003.

The registered and records office of the Company is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and its head office and principal place of business is located at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.  Its telephone number is (604) 684-9497.

Western Silver has a number of subsidiaries that are organized as set out below.  Each of the subsidiaries incorporated in Mexico are held as to 99.99% by the entity indicated below and 0.01% by a Mexican individual in accordance with Mexican corporate law.  Minera Western Copper, S.A. de C.V. is a corporation formed under the laws of Mexico on December 4, 1995.  Minera Penasquito S.A. de C.V., Minera Faja de Plata, S.A. de C.V. and WCI Jeronimo Mexico, S.A. de C.V. are corporations formed under the laws of Mexico on February 21, 1999.   Carmacks Copper Ltd. is a corporation formed under the laws of British Columbia on September 19, 1996, by registration of a memorandum and articles, and is wholly-owned by Western Silver.  Western Copper International Ltd., WCI (Penasquito) Limited, WCI (Nicolas) Limited and WCI (Geronimo) Limited were incorporated under the laws of the British Virgin Islands on April 9, 1998. WCI (Faja de Plata) Limited was incorporated under the laws of the British Virgin Islands on March 22, 1999.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Western Silver Corporation is a Canadian mineral exploration and development company with an emphasis on silver, gold, lead and zinc projects located in North America.  Since 2001, the Company has focussed almost exclusively on the Company's material property, being its 100% ownership (subject to certain royalty interests that are described below) of the mineral rights on 14 concessions known as the "Penasquito Project", a silver, gold, lead and zinc property located in the Concepcion del Oro district in the northeast corner of the State of Zacatecas.

To date, the Company has identified two separate mineralized zones in the Penasquito Project for which a resource has been calculated, known as the Chile Colorado deposit and the Penasco deposit.  These two deposits are located about 1.5 kilometers apart and are believed to be part of the same mineralized system.  In addition to the Chile Colorado and Penasco deposits, there are a number of other mineralized areas that are being investigated on the Penasquito property.  It is anticipated that the Penasquito Project will continue to be the Company's principal focus throughout the next fiscal year ending September 30, 2005.  For further information, see "Penasquito Project" herein.

The Company also owns other properties which are not considered material properties for the purposes of NI 43-101.  These properties include the Company's 100% interest (subject to a royalty) in the Carmacks property in the Yukon Territory, Canada and the San Nicholas project which is a joint venture interest with Teck Cominco and which is located approximately 40 miles southeast of the city of Zacatecas in the State of Zacatecas, Mexico.  Both properties are presently being maintained on a "care and maintenance" basis.

The Carmacks property consists of 232 contiguous and partial unpatented mineral claims at Williams Creek in the Whitehorse Mining district of the Yukon Territory, Canada.  These mineral claims comprise approximately 4,270 hectares (approximately 10,550 acres) 43 kilometres northwest of the community of Carmacks.  Although Western Silver considers the Carmacks to be a good long-term asset, from 1998 until recently, copper prices remained at a level at which the project was not economic. Accordingly, during fiscal 2001, management wrote down the project to an estimated realizable value of $4,000,000.  As part of the care and maintenance on the Carmacks project, the Company is reassessing certain aspects of the feasibility study for the property and continuing with permitting applications with a view to ensuring the Carmacks project retains its value for the Company.

The San Nicolas joint venture property is now held by Minera Tama, with Minera Western holding 35% of the shares of Minera Tama and Teck Cominco holding the remaining 65%.  Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production.  In addition, Teck continues to hold a 40% carried interest in San Nicolas separate from the joint venture. After a decision is made to put the deposit into production, the 40% carried interest will, at Teck's election, be converted to either a 25% participating interest, in which case Western Silver's overall interest would become 26.25% (participating) or 18.75% (carried).  If Teck elects to convert the 40% carried interest to a 15% carried interest, Western Silver's interest in the San Nicolas project would be 29.75% (participating) or 21.25% (carried).

Fiscal year ended September 30, 2002

During fiscal 2002 the Company raised gross proceeds of $6,854,747 through seven private placements at prices ranging from $0.65 per share to $3.15 per share.  An additional $1,487,071 was received from the exercise of share purchase warrants and share purchase stock options.

Of the funds received, $3,573,666 was used to advance the Company's Penasquito project, which included over 20,000 metres of core drilling and a property payment of US$621,000 on July 3, 2002.

Fiscal year ended September 30, 2003

In September 2001 Western engaged SNC Lavalin Engineers and Constructors ("SNC Lavalin") to provide technical assistance in assessing the economic potential of the Chile Colorado deposit within the Penasquito project. SNC Lavalin, in conjunction with Western designed a site specific drill program to categorize reserves in the Chile Colorado deposit that would meet CSA reporting standards. The results of this drilling program were utilized by SNC Lavalin in their preliminary resource estimate, provided to the Company in March, 2003.

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

Fiscal year ended September 30, 2004

The Chile Colorado deposit within the Penasquito property is the subject of a pre-feasibility study completed in March, 2004 and the Company completed a drilling program on the Penasco zone. The San Jeronimo exploration project was the subject of a joint venture with Apex Silver Mines Ltd. until termination of that joint venture effective October 2004.

The Company completed a brokered private placement financing in December 2003 with Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc. and Orion Securities Inc. and raised gross proceeds of $12,360,000. The Company issued 2,400,000 common shares at $5.15 each, and 240,000 underwriter's options exercisable for two years at $5.78 each.

Subsequent to Fiscal Year ended September 30, 2004

On December 23, 2004, the Company completed a prospectus offering with Orion Securities Inc., CIBC World Markets Inc. and Kingsdale Capital Markets Inc. and raised gross proceeds of $64,831,250.  The Company issued 6,325,000 common shares at $10.25 each.

The Company received an independent resource estimate at Penasco which increased the resources at the Company's wholly-owned Penasquito property in central Mexico.  This increased resource estimate was obtained subsequent to and is therefore not reflected in the reserve calculations in the M3 2004 Report.

See "Description of the Business - Penasquito Project" herein for further information about the Penasquito Project.

DESCRIPTION OF THE BUSINESS

General

Western Silver Corporation is a Canadian mineral exploration and development company with an emphasis on silver, gold, lead and zinc projects located in North America. Since 2001, the Company has focused almost exclusively on the Penasquito Project located in Zacatecas State, Mexico.

Penasquito Project

The Chile Colorado deposit is the most advanced portion of the Penasquito Project.  In March, 2004 the Company received a technical report entitled "Penasquito Pre-Feasibility Study" (the "Pre - Feasibility Study") as amended and restated on November 8, 2004 and on December 10, 2004, prepared by M3 Engineering & Technology Corp. ("M3").  The Pre-Feasibility Study calculated reserve estimates based upon previous resource calculations and recommended the Company proceed to a full feasibility study with respect to the Chile Colorado deposit.  The reserve estimates detailed in the Pre-Feasibility Study were prepared under the direction of Dr. Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E. of M3, each being independent of the Company and a "Qualified Person" as defined in NI 43-101.

The Company commissioned an independent resource estimate for the Penasco deposit.  This resource estimate was prepared by Marlow Mining Engineering Services, as set out in a technical report entitled ''Preliminary Resource Estimate for the Penasco Deposit, Penasquito Project, State of Zacatecas, Mexico'' dated November 3, 2004 (the ''Penasco Report''). The Penasco Report was prepared by James Marlow, P.Eng., a principal of Marlow Mining Engineering Services and a "Qualified Person" for the purposes of NI 43-101.

Information in this section of this AIF of an economic, scientific or technical nature in respect of the Penasquito Project is based upon the Pre-Feasibility Study and the Penasco Report and has been prepared with the consent of each of the authors of those reports.  The executive summary of the Pre-Feasibility Study as well as the Penasco Report may be viewed on SEDAR.

Property Description and Location

The Penasquito Project is situated in the western half of the Concepcion del Oro district in the north-east of Zacatecas State, Mexico, approximately 200 km north-east of the city of Zacatecas, at approximately 24o 39' N latitude / 101o 40' W longitude.  The closest major town is Concepcion del Oro which lies on Mexican highway 54.

A good network of road and rail services exists in the region.  At present road access to the site is gained by travelling west out of Concepcion del Oro on a narrow, switch backed but well-maintained mostly cobbled road approximately 15 km to the town of Mazapil. The property is located a further 12 km west from Mazapil at El Penasco. The road to the property from Mazapil is paved for about 6 km. After that the road to El Penasco is gravel but well maintained.  The Penasco deposit lies beneath this main road.  The Chile Colorado deposit lies approximately 1.5 kilometres to the South of the Penasco deposit.  Power is available from Saltillo (100 to 120 km from the project) or Conception del Oro (35 km from the project).  The local Cedros aquifer is expected to provide sufficient water for operations.

The Penasquito property is situated in a broad desert valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. The valley is covered by up to 30 metres of alluvium. The local terrain is mainly flat, and vegetation is a mixture of low bushes, cactus plants, desert palm trees, and coarse grasses. The prevailing elevation is approximately 1900 m above sea level.

Western Silver owns 100% of the mineral rights on 14 concessions covering an area of approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in north central Mexico.  The geological exploration and property development work that Western Silver is conducting in this area is known as the Penasquito Project.  The specific area under investigation at present, which encompasses both the Chile Colorado and Penasco deposits as well as a number of other targets of interest, covers approximately 3,254 ha within 5 contiguous concessions, namely the La Pena, El Penasquito, Las Penas, Alfa and Beta concessions.

The Company does not presently own surface rights to the land required for the development of the Penasquito Project and has not yet entered into negotiations to obtain the land.  Surface rights in the area are held by one private individual and three ejidos (government created farm communities).  Relations with these parties through the exploration process to date has been positive.

A 2% NSR royalty is payable by the Company to Kennecott on production from several concessions, including concessions that encompass the Chile Colorado and Penasco deposits.  In addition, a 3% NSR royalty is payable to Grupo Industrial de Coahuila S.A. de C.V., as assignee from Minera Catasillas, S.A. de C.V., on concessions which encompass the Penasco deposit. This 3% NSR royalty can be purchased for US$5 million, and does not apply to any production from the Chile Colorado deposit.  Other than the above royalties and government assessment obligations, there are no payments or other future obligations due from Western Silver with respect to the concessions.

History

The Concepcion del Oro district has produced on the order of 250 million ounces silver and 1.5 million ounces of gold plus copper-lead-zinc from numerous mines that exploited limestone-hosted skarn and chimney replacement deposits as well as an intrusive-hosted disseminated sulphide deposit.  Minera Tayahua remains in production at 2,000 tonnes/day from a newly discovered chimney deposit beneath the old San Marcos Mine near Salaverna in the eastern Mazapil valley.

Western Silver acquired a 100% interest in the Penasquito concessions from Minera Kennecott S.A. de C.V. in March 1998. Since that time Western Silver has conducted geophysical surveys and has done extensive drilling on the property. The work by Western Silver has resulted in resource and reserve estimates for the Chile Colorado deposit and a resource estimate for the Penasco deposit, and identification of numerous exploration targets in the immediate area.

Western Silver plans to continue the Penasco drill program into 2005 and additional drilling is planned for other property targets: EL Sotol, NW Chile Colorado, Azul Breccia and Las Palmas prospects.

Geological Setting

The regional geology of the area is well understood and has been extensively mapped.  Concepcion del Oro lies within the Mexico Geosyncline, a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2000 metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1200 metre thick limestone sequence.

The two sierras in the area are separated in the western half of the district by the Mazapil Valley which is a synclinal valley underlain by the Upper Cretaceous Caracol Formation. The Caracol siltstone-sandstone section is generally flat lying in the valley with occasional small parasitic anticlines and drag folds along faults.

The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline.  The oldest rocks in the area are the Upper Jurassic aged limestones and cherts of the Zuloaga Limestone.

These rocks are overlain by the La Caja Formation, a series of thinly bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous.

The La Caja Formation is overlain by the limestones and argillaceous limestones of the Taraises Formation which in turn are overlain by the limestones of the Cupido Formation, one of the more favourable host rock units for much of the mineralization previously mined in the area.

The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period.  These rocks are in turn overlain by the Cuesta del Cura limestone.

The Indidura Formation, a series of shales and calcareous siltstones and argillaceous limestones overlie the Cuesta del Cura limestone.

Upper Cretaceous Period rocks of the Carocol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation.  These rocks dominate the geology in the Penasquito Project area and are overlain by the Tertiary aged Mazapil Conglomerate.

A large granodiorite stock is believed to underlie the entire area and the sediments described above are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition.  The intrusives are interpreted to have been emplaced from the late Eocene to mid-Oligocene Epochs and have been dated at 30-40 million years in age.

Deposit Types

Both the Caracol sediments and the granodiorite are believed to have been intruded along the western and southern margins of the granodiorite by one or two quartz-feldspar porphyry stocks.  The porphyry stocks did not reach surface but are at depth.  They are represented at the bedrock surface by two hydrothermal diatreme breccia pipes, the Azul and Outcrop breccia pipes.  There is a single outcrop of silicified breccia of the Outcrop breccia, the Penasco.  It is the only outcrop on the property.

Both breccia pipes are believed to have erupted to and breached surface.  Their eruption crators and ejecta aprons have since been eroded away, and the current bedrock surface at Penasquito is estimated to be on the order of 50-75 meters below the paleo-eruption surface. Both of the breccia pipes sit within a hydrothermal alteration shell of propylitic alteration that has largely been overprinted by weak phylitic alteration that intensifies at depth.

Mineralization

Sulphide mineralization occurs in the Chile Colorado deposit, in the Penasco deposit hosted in the Outcrop breccia, in the Luna Azul and Azul NE deposits hosted in the Azul Breccia, and at other smaller targets on the Penasquito Project. Exploration drilling has recently focused on the large Penasco deposit.

The Penasco deposit is in the east half of the Outcrop breccia directly above the projected throat of the breccia pipe. In plan view it is ovoid in shape, at least 300 meters wide in an east direction and 450 meters long in a north direction, and has formed around a complex series of small quartz-porphyry stocks and dikes with some felsite dikes. It is composed of disseminations and veinlets of medium to coarse-grained sphalerite-galena-argentite, other unidentified silver sulfosalts, minor tetrahedrite-polybasite and common gangue of calcite-rhodochrosite-quartz-fluorite.

The intrusive rocks themselves are also often mineralized. Mineralization also extends upwards along the north and south contact.  At the south contract, it extends upwards in the mixed clast breccia (Bxm) adjacent to the northwest faults that cut the breccia pipe.

The most common mineral host is the intrusive hydrothermal breccia (Bxi).  This breccia is the dominant rock below the 1,600 meter level.  It also is widely distributed as a halo around the porphyry stocks and dikes.  The porphyry often appears to brecciate into the Bxi as it passes upwards.  Mineralization is present in the upper mixed clast breccia along the south contact, the quartz-felsdpar porphyry intrusive breccia (Ibx) and to a lesser extent the quartz-porphyry dikes.  The felsite dikes are at times also good mineral hosts.

Exploration

Kennecott completed numerous air and ground based geophysical surveys on the Penasquito claim groups between 1994 and 1997. The aeromagnetic survey of the region defined an 8 km x 4 km, NS trending magnetic high centered roughly on the Outcrop Breccia. These surveys provided coverage of the area confirming the area as a suitable target for drilling.

In 2004 Western Silver initiated additional CSAMT and IP surveys that extended coverage on the older lines, and extended coverage to the east of the pre-existing coverage. The geophysical database for the Penasquito Project area now provides a detailed electric cross-section that images changes in geology, and appears to identify specific targets of interest.

Kennecott completed an extensive rapid air blast ("RAB") drilling campaign across much the Penasquito Project area after the discovery of the Chile Colorado deposit. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from anomalies, which had been discovered during the numerous geophysical surveys as well as outlining other, previously unknown anomalies.  Twenty-eight of the RAB holes in this campaign by Kennecott were drilled within and immediately adjacent to the Penasco zone breccia pipe. The geochemical survey results indicated that further exploration was warranted in this area. Exploration drilling results have subsequently confirmed significant mineralization in the Penasco zone.

Drilling

Drilling at the Penasquito property has focused on the exploration of three principal areas: Chile Colorado, Azul (Azul Breccia, Azul NE and Luna Azul) and Penasco. Work is presently concentrated on both in-fill and step-out exploration drilling of the Penasco zone.

The Penasquito property has been drilled by different operators over several campaigns and phases beginning in 1995 under Minera Kennecott S.A. de C.V.

The drilling upon which the Penasco resource estimate is based is comprised of 144 drillholes from seven phases and all historical campaigns with the exception of the Minera Hochschild campaign during 2000, which focused on the Chile Colorado deposit. The Chile Colorado resource estimate is based upon 104 holes drilled through the end of 2003.

The nominal drilling grid at Penasco and Chile Colorado is 50 x 50 metres.

A total of 45,135 m of drilling has produced 21,802 samples at an average length of 2.1 m to the end of Phase 10 drilling, which concluded in July 2004.  The average spacing between drillhole samples used for resource estimation purposes at Penasco is 25 m. This distance was considered sufficient to establish grade continuity over most of the drilling grid to the end of Phase 10 drilling.

Sampling and Analysis

Due to the alluvial cover at Penasquito the vast majority of sampling has been done using either reverse circulation or diamond core drilling.  All drilling in 2004 and most drilling at the Penasco has been primarily HQ size core drilling, but narrowing to NQ diameter at depth in the longer holes.

Western Silver reports that it samples drillholes from bedrock to final depth.  The standard sample interval is 2.0 metres.  Some samples are limited to geological boundaries less than 2.0 metres in length.  A senior geologist examines the core, defines the primary sample contacts, and designates the axis along which to cut the core.  Special attention in veined areas must be taken to ensure representative splits are made perpendicular and not parallel to veins.

Geological logging is very detailed and follows the geological legend on a regional scale.  Once the core has been measured, marked, photographed and logged geotechnically and geologically the core boxes are brought to the diamond saw cutting stations.  The core is sawed in half.  One half of every sample is placed into a heavy plastic bag.  The Splitter's Helper has previously marked the drill hole and sample number on a plastic bag and inserted the relative sample tag in the plastic bag.

Standard Reference Material samples and blanks are inserted into the sample stream going to the assay laboratory in a documented sequence on a frequency of approximately 1 in 20 samples.

A Minera Penasquito truck transports the sacks to the ALS Chemex laboratories in Guadalajara approximately once per week, where the samples are prepped and pulped.  Pulps are sent to ALS Chemex labs in Vancouver where they are assayed and checked.  At present ALS Chemex is WSC's primary assay lab.  Check samples are sent to Acme Labs of Vancouver.

The author of the Penasco Report reviewed sample preparation procedures on site prior to shipment to the laboratory and is of the opinion that they are secure and adequate.

An independent sampling, preparation and assaying audit was not performed by the authors of the technical reports.

The quality assurance and quality control procedures ("QA/QC") reviewed by the author of the Penasco Report were limited to procedures for sampling and assaying of the most recent Phase 9 and 10 drilling programs, corresponding to data derived from drillholes WC-101 through WC-179.  QA/QC procedures and results from all prior drilling campaigns at Penasquito were reviewed by SNC-Lavalin and documented in their 2003 and 2004 mineral resource estimate reports.

A series of standard, blank, duplicate and check assaying runs were carried out by Western Silver for both Phase 9 and Phase 10.  The authors of both the Pre-Feasibility Study and the Penasco Report have reviewed procedures and the results of Western Silver's QA/QC program.

Mineral Resource and Mineral Reserve Estimates

Chile Colorado Zone Mineral Reserve Estimate

The Pre-feasibility Study prepared by M3 estimated a reserve for the Chile Colorado deposit as shown in tabular form below:

			Grade
	Tonnes	NSR	Silver	Gold	Lead	Zinc
	(Millions)	(U.S.$ per tonne)	(grams per tonne)	(grams per tonne)	(%)	(%)
Proven (1)	69.6	$10.97	45.31	0.363	0.40	1.02
Probable (1)	28.8	$7.39	25.96	0.350	0.19	0.73

(1)

Cut off grade is U.S.$3.75 per tonne NSR.

The conclusions of the Pre-feasibility Study are set forth in tabular form below:

Initial Open-Pit Mine Design:	98.4 million tonnes
Mine Life:	13.5 Years
Mine Throughput:	20,000 tonnes per day
Average Stripping Ratio:	2.41 to 1
Initial Capital Cost:	U.S.$122,700,000
Sustaining Capital:	U.S.$41,700,000
Average Net Smelter Return:	U.S.$11.74 per tonne
Operating Cost:	U.S.$5.63 per tonne
Silver Cash Cost per Ounce:	U.S.$0.32
Internal Rate of Rate After Tax 100% Equity:	15.30%(1)	20.50%(2)
Payback:	4.9 years (1)	2.8 years (2)

(1)

Silver U.S.$5.50, Gold U.S.$350

(2)

Silver U.S.$7.00, Gold U.S.$400

Penasco Deposit Preliminary Resource Estimate

The Penasco Report confirmed that, in accordance with CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, the quality of information available for the Penasco deposit was sufficient for mineral resource estimation and classification of the deposit into indicated and inferred categories.  The mineral resource estimate represents the total in situ and undiluted mineral resources for the Penasco deposit to the end of the ten-phase drilling campaign.

Total indicated and inferred resources are shown in tabular form below:

	Tonnes	NSR	Grade
	(Mt)(2)	$/tonne	Silver g/t(3)	Gold g/t	Lead (%)	Zinc (%)
Sulphide Zone
Indicated(1)	124.3	9.43	27.5	0.50	0.31	0.64
Inferred(1)	84.3	9.25	26.0	0.51	0.29	0.65

Oxide Zone(4)
Indicated	26.2		19.7	0.19
Inferred	8.0		15.3	0.19

(1)

Cut off grade is $3.75/tonne NSR.

(2)

Million tonnes.

(3)

Grams per tonne.

(4)

Cut off grade is 5.0 grams per tonne silver.

Interpretation and Conclusions

The  Pre-Feasibility Study completed by M3 for the Chile Colorado project stated that the base case economic analysis indicate that an after-tax IRR of 15.3% can be achieved based on the scenario envisaged in the report.  The NPV is $53,900,000 at an appropriately conservative discount rate of 10%. Significant opportunities exist in the following:

  Exploration and testing of adjacent zones/deposits.

  Processing of oxide zone material.

  Increased precious metal recoveries.  Testwork is currently in progress to identify options that may lead to increases.

  Used equipment for grinding section.

Based on the above, M3 recommended that this project be advanced to the Feasibility Study level.

The Penasco Report presents a mineral resource estimate for the Penasco deposit.  No attempt is made to specifically characterize Penasco reserves or a likely mining development scenario for the Penasco deposit.  The Penasco deposit is not a development property and is not in operation.  The adjacent Chile Colorado deposit has been investigated to a pre-feasibility level of detail but is not in operation.  Given the proximity of the Penasco deposit to the Chile Colorado deposit and the pre-feasibility level development work done to date on that deposit, it is reasonable to expect that the two deposits will be developed in concert with one another.

Exploration and drilling is continuing actively at the Penasco zone to enhance knowledge of geological controls and extents of mineralization.  It is anticipated that this will result in an increase in resources at the measured and indicated level of confidence.

Future Exploration and Development

The Company intends to complete a full feasibility study on the Penasquito Project, incorporating both the Chile Colorado deposit and the Penasco deposit, which will include an environmental impact assessment (including results of a ground water study), determination of permitting requirements, geotechnical investigation and metallurgical testing, additional resource estimation work, initial exploration program and metallurgical testing for adjacent orebodies and development of an economic model and mine plan.   As part of this process, the Company will determine the extent of higher grade gold mineralization recently located in the Penasco deposit and the potential for selective underground mining of this higher grade gold mineralization.

If the Company obtains a positive feasibility study, the Company will then proceed to obtain the necessary permits for construction and commence pre-strip/oxide development of the Penasquito Project.  As the evaluation process will also include the Penasco deposit, further drilling will be undertaken to update the resource estimate at Penasco.   Drilling to date has focussed on three principal areas of the Penasquito Project:  the Chile Colorado deposit, Azul zone (which includes the Azul Breccia zone, the Azul Northeast zone and the Luna Azul zone) and the Penasco deposit.  As part of its future drilling program, the Company proposes to conduct extensive additional exploration on the Noche Buena, Azul Breccia and Azul Northeast zones, with a total of 50,000 metres of drilling projected in calendar 2005 and a total budget of approximately U.S.$5,000,000.

RISK FACTORS

An investment in securities of the Company involves significant risks which should be carefully considered by prospective investors before purchasing such securities.  In addition to the other information set forth elsewhere in this AIF, prospective investors should carefully review the following risk factors:

The Company has incurred losses.

The Company has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its projects. Such future losses could have an adverse effect on the market price of its common shares, which could cause investors to lose part or all of their investment in the Company's shares.

The Company currently depends on one principal exploration stage property.

The Company is currently dependent on one principal mineral property, being its Penasquito Project, which is an exploration stage project. The Penasquito Project may never develop into a commercially viable ore body, which would have a materially adverse affect on the Company's potential mineral resource production, profitability, financial performance and results of operations.

The Company is an exploration company and may never develop a commercially viable ore body.

The Company is in the exploration stage. None of the properties in which it has interests are in commercial production. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties prove commercially unviable and not worth developing. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The impact of any one of these factors cannot be accurately predicted, however, a combination of these factors may result in the Company not receiving an adequate return on invested capital. Consequently, it is impossible to ensure that the exploration or development programs planned by the Company, or any of its joint venture partners, will result in a profitable commercial mining operation. The Company may thus expend significant amounts of financing and effort on any or all of its properties without reaching a stage of commercial production, which could make it more difficult for the Company to finance future operations.

The Company may be unable to obtain additional financing to fund exploration and development on its properties.

The Company does not have sufficient financial resources available to undertake development of the Company's projects. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest, in which case, the Company's ability to operate would be adversely effected. Failure to obtain such additional financing could result in delay or postponement of future exploration or development of its properties.

Mineral exploration and development activities are inherently risky.

The business of mineral exploration and extraction involves a high degree of geological, technical and economic uncertainty because of the difficulty of locating a viable mineral deposit, the costs and other risks involved in bringing a deposit into production and the uncertainty of future mineral prices. Few properties that are explored are ultimately developed into production.

If the Company's Penasquito Project or its other properties are found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

Although the Chile Colorado deposit of the Company's Penasquito Project has proven reserves as defined in Canadian securities laws, the commercial viability of developing the project will depend on the results of a full feasibility study, which has been commenced but is not yet complete. The Penasquito Project does not have proven reserves as defined in U.S. securities laws. At present, none of the Company's other properties have a known body of commercial ore.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Western Silver has not acquired surface rights.

The Company does not presently own surface rights to the land required for any mining on the Penasquito Project and has not yet entered into negotiations to obtain the land. There is no assurance that the Company will obtain adequate surface rights to permit development of the Penasquito Project.

Western Silver is a passive foreign investment company for United States federal income tax purposes.

Western Silver believes that it is a passive foreign investment company for United States Federal income tax purposes, and it expects to continue to be a passive foreign investment company until it generates sufficient revenue from its mineral exploration and extraction activities. If a United States Person  holding Common Shares is treated as owning stock of a passive foreign investment company, any gain recognized by such person upon a sale or other disposition of Common Shares may be ordinary (rather than capital), and any resulting United States federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain excess distributions in respect of a Common Share. A United States Person generally may take steps to avoid these unfavorable United States federal income tax consequences.

Fluctuation of mineral prices may adversely affect the Company's financial results.

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The Company has no experience in placing properties into production.

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

Title to the Company's properties or interests may be disputed.

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. There is no guarantee of title to any of the Company's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed. The Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Company must seek government approval to develop mines.

The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Mexican government approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labour, and environmental regulations. The Company currently, either on its own or though joint venture partners, has obtained licenses to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations on any property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the Company's operations. The process for obtaining these approvals can be costly and lengthy.

Environmental regulations may adversely affect the Company's projects.

The Company's operations are subject to environmental regulations promulgated by various Mexican government agencies from time to time. Violation of existing or future Mexican environmental rules may result in various fines and penalties. As Mexico's economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operating costs in Mexico.

Political, economic and social conditions of Mexico may adversely affect the Company's investments.

The Company's investments may be adversely affected by political, economic and social uncertainties in Mexico which could have a material adverse effect on the Company's results of operations and financial condition. Certain areas of Mexico have experienced and may continue to experience local political unrest and disruption by the indigenous peoples which could potentially affect the Company's projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting Mexico's political, economic and social structure could adversely affect the Company's property interests or restrict its operations. The Company's mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

The Company's financial results may be adversely affected by foreign currency fluctuation.

The Company attempts to minimize the risks associated with Mexican currency fluctuations by paying its expenses in Mexico in U.S. dollars. Since the Company's financial results are reported in Canadian dollars and most of the Company's financial assets are maintained in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars and increases in the U.S. dollar relative to the Canadian dollar could have a negative impact on operations. The Company does not engage in foreign currency hedging transactions.

Statutory and regulatory compliance is complex and may result in delay or curtailment of Company operations.

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Risks associated with the Company's activities may not be insurable.", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Risks associated with the Company's activities may not be insurable.

The Company's business is subject to a number of risks and hazards and no assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

There is substantial competition for mineral deposits where the Company conducts its operations.

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

The Company depends on key management and employees.

The Company's development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on the Company. The Company does have consulting agreements with its key members of management, which provide, among other things, that either party may terminate on 30 days notice. The Company does not have key person insurance with respect to any of its key employees.

The Company's shares may experience price volatility.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company's share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company's long-term value.

Figures for ore reserves and mineral resources upon which the Company relies are estimates.

The figures for ore reserves and mineral resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore reserves will be mined or processed profitably. There are numerous uncertainties inherent in estimating ore reserves and mineral resources, including many factors beyond the Company's control. Such estimation is largely a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable. In addition, there can be no assurance that gold, silver or copper recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold, silver, copper, lead or zinc prices, results in drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore reserves and mineral resources, or of the Company's ability to extract these ore reserves, could have a material adverse effect on the Company's results of operations and financial condition.

The Company may encounter difficulties in conducting its business through foreign subsidiaries.

Western Silver is a holding company that conducts its business through foreign subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Western Silver and its subsidiaries, or among its subsidiaries, could restrict the Company's ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company's valuation and share price.

The Company may be unable to expand its operations on favourable terms to the Company.

As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it will be able to complete any acquisition or business arrangement that it pursues, or is pursuing on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company's business.

Changes in critical accounting estimates could adversely effect the financial results of the Company.

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. The accounting policies in relation to mineral policies are set out in full in the annual financial statements. Management of the Company regularly reviews the net carrying value of each mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may effect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely effect the future net cash flows to be generated from the properties. Another significant estimate relates to accounting for stock based compensation. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially effect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

The Company's shareholder rights plan may discourage certain transactions.

The Company has adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan is designed to provide the Board of Directors of the Company with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders. The Rights Plan has not been proposed and adopted in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Company has not declared dividends and expects to retain any earnings.

No dividends on the Company's common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's Board of Directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of common shares.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares and the Company's ability to raise capital through future sales of common shares. The Company has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of the Company have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction whether in the United States and/or in Canada. In addition, as a result of additional common shares in the market, the voting power of the Company's existing shareholders will be diluted.

Risks associated with conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

DIVIDENDS

The Company has not paid any dividends on its common shares.  The Company may pay dividends on its common shares in the future if it commences mining operations and generates profits.  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of 100,000,000 common shares.  As at February 14, 2005, 47,971,581 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company and its subsidiaries.  As at February 14, 2005, the following options were outstanding under the stock option plan:

Expiry Date	Number of Options/Shares	Exercise Price
Oct. 27, 2005	100,000	$2.00
Nov. 7, 2005	150,000	$2.00
Feb. 1, 2006	75,000	$2.00
Oct. 15, 2006	200,000	$1.50
Oct. 22, 2006	100,000	$2.00
Mar. 20, 2007	507,500	$1.00
May 7, 2007	300,000	$1.50
Dec. 9, 2007	70,500	$3.28
July 31, 2008	27,500	$4.33
Dec. 11, 2008	40,000	$6.00
Jan. 7, 2009	62,500	$7.30
Jan. 20, 2009	230,000	$6.80
Mar. 4, 2009	267,500	$9.54
TOTAL	2,130,500

There are no outstanding warrants to acquire common shares of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's shares are listed for trading through the facilities of the TSX under the symbol "WTC", and on the American Stock Exchange ("AMEX") under the symbol WTZ.  During the 12 months ended September 30, 2004 and the subsequent period to January 31, 2005, the Company's shares traded on the TSX as follows:

Month	Volume	High	Low
January 2005	2,544,505	$12.05	$9.76
December 2004	2,526,521	$12.15	$10.25
November 2004	3,023,810	$13.92	$12.20
October 2004	2,543,147	$13.20	$10.50
September 2004	3,080,379	$12.00	$9.22
August 2004	1,577,887	$10.25	$7.38
July 2004	1,309,132	$9.76	$7.11
June 2004	1,236,881	$9.98	$7.40
May 2004	3,078,075	$10.00	$6.98
April 2004	3,541,232	$11.84	$6.70
March 2004	2,721,271	$11.48	$9.00
February 2004	2,857,919	$10.25	$7.06
January 2004	2,096,838	$7.73	$6.50
December 2003	2,505,724	$7.10	$5.55
November 2003	2,767,656	$6.18	$4.55
October 2003	1,216,012	$5.10	$4.20

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such.  Each director's term of office expires at the next annual general meeting of shareholders, to be held on April 4, 2005.

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years(1)	Director, Officer or Shareholder Since	Number of Shares and % of Class(1)
DALE CORMAN (6) Director, Chairman of the Board and Chief Executive Officer USA	Chairman of the Board and Chief Executive Officer of the Company.	October 31, 1995	415,000, 0.9%
THOMAS C. PATTON (6) Director, President and Chief Operating Officer USA	President and Chief Operating Officer of the Company.	January 1, 1998	315,000, 0.7%
LAWRENCE PAGE, Q.C. Director and Secretary Canada	Securities Lawyer.	January 28, 1997	Nil
DAVID WILLIAMS(2)(3)(4) Director Canada	President, Roxborough Holdings Limited, a private investment company.	August 10, 2003	324,800, 0.7%
KLAUS ZEITLER(2)(3)(4)(5) Director Canada	Senior Vice-president, Teck Cominco Limited from March, 1997 to October 2002.	September 18, 2000	Nil
ROBERT GAYTON(2)(3)(5) Director Canada	Chartered Accountant; Vice-President Finance of the Company (1995 to Jan. 2004); financial consultant to the mineral exploration and technology industries since 1990.	January 1, 1996	29,200, 0.07%
LEE BILHEIMER Director Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Cominco Limited.	July 25, 1997	Nil
JONATHAN CLEGG Vice-president, Engineering Canada	Mining Engineer.	January 20, 2004	Nil
GERALD PROSALENDIS (6) Vice-president, Corporate Development Canada	Corporate development consultant.	January 7, 2004	Nil
JOSEPH LITNOSKY (6) Vice-president, Finance and Chief Financial Officer Canada	Business, corporate development and financial consultant since 1987.	January 20, 2004	Nil
JEFFREY GIESBRECHT (6) Vice-president, Legal and General Counsel Canada	Securities and mining lawyer; General Counsel to Western Silver since 1998.	July 13, 1998	3,000, 0.01%

(1)

The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)

Denotes member of Audit Committee.

(3)

Denotes member of Compensation Committee.

(4)

Denotes member of Nominating Committee.

(5)

Denotes member of Corporate Governance, Health and Safety Committee.

(6)

Denotes member of Disclosure Committee.

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

Thomas C. Patton, B.Sc., M.Sc., Ph.D.

President & Chief Operating Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has since worked with both junior and senior mining companies.  His exploration efforts have concentrated on North America and have resulted in several significant discoveries and reserve expansions of existing operations.  Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation., where he served as Senior Vice President, Exploration and Business Development.  Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Lawrence Page, B.A., LL.B., Q.C.

Director & Secretary

Mr. Page obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965.  Thereafter he studied labour law and industrial relations in Sydney, Australia as a Commonwealth Scholar, returning to active practice in Vancouver in 1967.  In 1970, he was a founding partner of Worrall Scott and Page where he practiced until 1995.  Mr. Page was counsel for and a Director of Corona Corporation (now Homestake) and Prime Resources Corporation which have brought into production and operate Canadian gold mines.

Robert J. Gayton, B.Comm., Ph.D., FCA

Director, Audit Committee Member

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell.  Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business.  Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years.  Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.  Dr. Gayton is a director of several public companies.

Klaus Zeitler, Ph. D.

Director, Audit Committee Member

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.  Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Silver.

David Williams, MBA

Director, Audit Committee Member

Mr. Williams obtained a Master of Business Administration Degree from Queen's University in 1964 and was a recipient of a Doctor of Civil Laws from Bishop's University in 1966. Mr. Williams currently manages investments for a private family holding company and is involved in community affairs, including Bishop's University where the Faculty of Business and Economics is named in his honour. He is a director of Bennett Environmental Inc., Metro One Telecommunications Inc. and ReFocus Group Inc. and is a past director of Drug Royalty Corporation Inc., Equisure Financial and Duff & Phelps.

Lee Bilheimer, B.Sc., P.Eng.

Director

Mr. Billheimer has served as a director of Western Silver since its creation, and served as a consultant to the Company in the development of the Carmacks project.  Mr. Billheimer was formerly Vice-president Construction for Teck Cominco Limited and Vice President, Project Development for Cominco Alaska Inc.

Jonathan Clegg, P.Eng.

Vice-president, Engineering

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

Joseph Litnosky, B. Comm., C.M.A.

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

Jeffrey Giesbrecht, B. Eng., Ll.B.

Vice-president, Legal

Mr. Giesbrecht completed his degree in engineering geophysics in 1989 and worked in mineral exploration throughout North America before receiving a law degree in 1994. During his legal career he has specialized in mining and securities law and has acted as Western Silver's General Counsel since 1998.

Control of Securities

As at February 14, 2005, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,087,000 common shares of the Company, representing approximately 2.3% of the issued and outstanding common shares of the Company.  In addition, the director and executive officers of the Company as a group held incentive stock options for the purchase of an aggregate of 1,481,000 common shares in the capital of the Company, which options are exercisable at between $1.00 and $9.54 per common share and expire between November 7, 2005 and March 4, 2009.

Committees of the Board of Directors

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

Audit Committee

The members of the Company's audit committee are Robert Gayton (Chairman), David Williams and Klaus Zeitler, all three of whom are independent directors.  The audit committee oversees the Company's financial reporting obligations, financial system and disclosures.  It reviews the annual financial statements, monitors and assesses the integrity of the Company's internal control systems, meets with the Company's auditors and liaises between the board of directors and the auditors.  The Company's auditors, PricewaterhouseCoopers LLC, report directly to the Audit Committee.

Nomination Committee

The members of the Company's nomination committee are David Williams and Klaus Zeitler, both of whom are independent directors. This committee is responsible for reviewing the performance of the Company's CEO, CFO and COO, the Board as a whole, and individual directors.  The committee also oversees the orientation program for new recruits to the Board. In its report to the Board of Directors, the committee recommends nominees for election to the Board of Directors and from time to time recommends candidates to fill Board vacancies and newly created Director positions.

Compensation Committee

The members of the Company's compensation committee are David Williams (Chairman), Robert Gayton and Klaus Zeitler and. This committee is responsible for determining the compensation to be paid to the Company's Board of Directors and executive officers and for reviewing the corporate goals and objectives of the executive officers.

Corporate Governance, Environment and Safety Committee

The members of the Company's corporate governance, environmental, health and safety committee are Robert Gayton and Klaus Zeitler, both of whom are independent directors.  This committee is responsible for developing the implementing the Company's approach to corporate governance, including reviewing and adopting a corporate disclosure policy and an insider trading policy. This committee's mandate is also to develop, implement and monitor the Company's environmental and safety practices.

Disclosure Committee

The Company has a disclosure committee comprised of the Chief Executive Officer (Dale Corman), the Chief Operating Officer (Thomas Patton), the Chief Financial Officer (Joe Litnosky) the Vice-president, Legal (Jeffrey Giesbrecht), and the Vice-president, Corporate Development (Gerald Prosalendis).  This committee is responsible for overseeing all of the Company's corporate disclosure, the Company's corporate disclosure practices and the administration of the Company's policy on corporate disclosure, confidentiality and insider and employee trading.

The Board of Directors has approved a Code of Business Conduct and Ethics that is available on the Company's website at www.westernsilvercorp.com.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Lawrence Page, Robert Gayton, Thomas Patton and Jeffrey Giesbrecht were directors or officers of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Lawrence Page is a director and the President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada ("SBEL").  This company conducts the business of a vineyard and winery.  On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies' Creditors Arrangement Act (Canada) that allows the Company to continue to run the daily business affairs of SBEL without creditor action during financial reorganization.

Other than as disclosed above, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity;

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  See also "Description the Business - Risk Factors".

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this AIF as Schedule "A".

Composition of the Audit Committee

The following are the members of the Company's audit & risk management committee:

Robert Gayton (Chairman)	Independent (1)	Financially literate (1)
David Williams	Independent (1)	Financially literate (1)
Klaus Zeitler	Independent (1)	Financially literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member may be found above under the heading "Directors and Officers: Name, Occupation and Security Holding".

External Auditor Services Fees (By Category)

The aggregate fees billed by the Company's external auditors in the 12 months ended September 30, 2004 are as follows:

Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
$59,850	Nil	$35,560	$656

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1 and Computershare Investor Services of Denver, Colorado.

MATERIAL CONTRACTS

Contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company within the most recently completed financial year or were entered into prior to such year and are still in effect are listed below:

(1)

Agency Agreement dated December 15, 2003 among Kingsdale Capital Partners Inc., Kingsdale Capital Markets Inc., Orion Securities Inc. and the Company pursuant to which the Company raised $12,360,000 by private placement.

(2)

Underwriting Agreement dated December 15, 2004 among Orion Securities Inc., CIBC World Markets Inc., Kingsdale Capital Markets Inc. and the Company pursuant to which the Company raised $64,831,250 pursuant to a prospectus offering.

INTERESTS OF EXPERTS

Names of Experts

PricewaterhouseCoopers LLP ("PWC") at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, are the auditors for the Company.  PWC certified the auditors' report on the annual financial statements of the Company for the year ended September 30, 2004.

Conrad Huss, P.E. Ph.D. of M3 Engineering & Technology Corporation, an independent consulting geologist and a "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of a technical report dated March, 2004 as amended on November 8, 2004 and December 10, 2004, entitled "Western Silver Corporation - Penasquito Pre-Feasibility Study".

Jerry T. Hanks, P.E. of M3 Engineering & Technology Corporation, an independent consulting geologist and a "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of a technical report dated March, 2004 as amended on November 8, 2004 and December 10, 2004, entitled "Western Silver Corporation - Penasquito Pre-Feasibility Study".

James Marlow, P.Eng. of Marlow Mining Engineering Services, an independent consulting mining engineer and a "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of a technical report dated November 3, 2004 entitled ''Preliminary Resource Estimate for the Penasco Deposit, Penasquito Project, State of Zacatecas, Mexico''.

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended September 30, 2004.

SCHEDULE "A" - AUDIT COMMITTEE CHARTER

Audit Committee Charter    (Adopted Dec. 9, 2002, Amended Feb. 9, 2005)

A. Audit Committee Purpose

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

  Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure

  Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance

  Monitor the independence of the and performance of the Company's independent auditors

  Provide an avenue of communications among the independent auditors, management and the Board of Directors

  Encourage adherence to, and continuous improvement of, the Company's polices, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

B. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the TSX. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgement. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company's financial statements and significant findings based upon the Auditors limited review procedures, if any.

C. Audit Committee Responsibilities and Duties - Detail

Review Procedures

1.

Review the Company's annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgements.

2.

In consultation with management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management's responses.

3.

Review with financial management the Company's quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

4.

The independent auditors are accountable directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5.

Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6.

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditor's independence.

7.

Review the independent auditors audit plan and engagement letter.

8.

Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.

9.

Consider the independent auditors' judgements about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

10.

On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.

Annually prepare a report to shareholders to be included in the Company's annual information circular.  The Chairman of the Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.

12.

Establish procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters, including the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

EXHIBIT 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Western Silver Corporation ("Western Silver") of our report dated November 12, 2004 (except for Note 14 for which the date is December 23, 2004) relating to the financial statements of Western Silver.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

December 23, 2004

1

EXHIBIT 99.5

CERTIFICATIONS

I, Dale Corman, Chief Executive Officer of Western Silver Corporation (the "Registrant"), certify that:

1.

I have reviewed this annual report on Form 40-F of the Registrant;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated  the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and  procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.

The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

1

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date:  February 14, 2005

/s/ Dale Corman

Dale Corman

Chief Executive Officer (principal executive officer)

2

EXHIBIT 99.6

CERTIFICATIONS

I, Joseph Litnosky, Vice President, Finance of Western Silver Corporation (the "Registrant"), certify that:

1.

I have reviewed this annual report on Form 40-F of the Registrant;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated  the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and  procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.

The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

1

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 14, 2005

/s/ Joseph Litnosky

Joseph Litnosky

Vice President, Finance (principal financial officer)

2

EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Western Silver Corporation (the "Company") on Form 40-F for the period ended September 30, 2004 (the "Report") to which this certificate is an exhibit, we, Dale Corman, Chief Executive Officer of the Company, and Joseph Litnosky, Vice President, Finance of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 14, 2005

                                             /s/ Dale Corman

                                             Name:  Dale Corman

                                             Title:  Chief Executive Officer (principal executive officer)

         /s/ Joseph Litnosky

                                             Name:  Joseph Litnosky

                                             Title:  Vice President, Finance (principal financial officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

1