Form 40-F
period 2005-09-30
WESTERN SILVER CORP
filed 2005-12-23
CIK 896066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005	Commission File Number 001-31597

WESTERN SILVER CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1090	None
(Province or other	(Primary Standard	(I.R.S. Employer
jurisdiction of incorporation	Industrial Classification	Identification Number)
or organization)	Code Number)

SUITE 2050, 1111 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA, CANADA V6M 4M3
(604) 684-9497
(Address and telephone number of Registrant’s principal executive offices)

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

At September 30, 2005, there were 48,298,581 Common Shares issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).
Yes [    ]          No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ X ]    No [    ]

CONTROLS AND PROCEDURES

A.             Evaluation of Disclosure Controls and Procedures

                  Based on an evaluation as of September 30, 2005, by the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.             Changes in Internal Control Over Financial Reporting

                  During the fiscal year ended September 30, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

                  None.

AUDIT COMMITTEE FINANCIAL EXPERT

                  The Company has established an Audit Committee (within the meaning of section 3(a)(58)(A) of the Exchange Act) comprised of members of the Board of Directors (the “Board”). The members of the Audit Committee are Robert Gayton (Chairman), David Williams and Klaus Zeitler. The Board has determined that Robert Gayton is an “audit committee financial expert” (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).

CODE OF BUSINESS CONDUCT AND ETHICS

                  The Company adopted a Code of Business Conduct and Ethics (the “Code”) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted the Code on its Internet website: www.westernsilvercorp.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

                  The aggregate fees billed by PricewaterhouseCoopers LLP for each of the fiscal years ended September 30, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees, in U.S. dollars, are set forth in the table below:

Category	Year ended September 30, 2005	Year ended September 30, 2004
Audit Fees (1)	76,375	59,850
Audit-Related Fees (2)	103,585	Nil
Tax Fees (3)	23,730	35,560
All Other Fees	Nil	Nil
Total	203,690	95,410

(1)

Audit Fees: Includes services provided by the independent auditor in connection with review of statutory and regulatory filings, review of the Company’s financial statements, audit of the Company’s annual financial statements;

(2)

Audit-Related Fees: Includes assurance services provided by the independent auditor in connection with the Company’s registration statement and reports filed thereunder, and assistance relating to compliance with United States securities law, including Section 404 of the Sarbanes-Oxley Act of 2002;

(3)	Tax Fees: Includes services rendered by the independent auditor mainly for tax compliance, tax planning, and tax advice; and

AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

                  The Audit Committee of the Board has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by PricewaterhouseCoopers LLP, the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee, provided the Audit Committee is informed of each particular service. All of the services of PricewaterhouseCoopers LLP provided during the year ended September 30, 2005, set forth in the table above were approved in advance by the Audit Committee.

The Audit Committee reviews with PricewaterhouseCoopers LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

                  All off-balance sheet arrangements to which the Company is a party are contractual obligations disclosed at “Tabular Disclosure of Contractual Obligations” below.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                  The required disclosure is contained in the Management’s Discussion and Analysis for the year ended September 30, 2005 under the heading “Long Term Contractual Obligations”, which disclosure is incorporated herein by reference.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.              Undertaking

                  The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.               Consent to Service of Process

                  The Registrant has previously filed with the Commission a Form F-X on November 26, 2004, in connection with the filing of its Registration Statement on Form F-10, file no. 333-120799.

FORWARD-LOOKING STATEMENTS

                  Certain statements in this Annual Report on Form 40-F or in documents incorporated by reference are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, changes in the relative values of certain currencies, fluctuations in metal prices, changes in government regulation, adverse changes in general market and industry conditions, political and economic risks of foreign operations and environmental regulation. Reference is made to the section entitled “Risk Factors” in the Annual Information Form for the year ended September 30, 2005, included as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Dated: December 22, 2005

WESTERN SILVER CORPORATION

By:	/s/ Jeffrey Giesbrecht
Name: Jeffrey Giesbrecht
Title: Vice-President, Legal

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1	Renewal Annual Information Form of the Company for the year ended September 30, 2005.

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company for the year ended September 30, 2005.

99.3	Consolidated Financial Statements of the Company for the year ended September 30, 2005, together with the auditors’ report thereon dated November 14, 2005.

99.4	Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

99.41	Consent of M3 Engineering & Technology Corporation

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1